As filed with the Securities and Exchange Commission on January 29, 2010	Registration No. __________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

CNS RESPONSE, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	8734	87-0419387
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S Employer
incorporation or organization)	Classification Code Number)	Identification No.)

85 Enterprise, Suite 410
Aliso Viejo, CA 92656
(714) 545-3288
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

George Carpenter, Chief Executive Officer
CNS Response, Inc.

85 Enterprise, Suite 410
Aliso Viejo, CA 92656
(714) 545-3288

Copy to:

Scott Alderton, Esq.
Stubbs Alderton & Markiles, LLP
15260 Ventura Boulevard, 20th Floor
Sherman Oaks, California 91403
(818) 444-4500
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Approximate date of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐

Non-Accelerated Filer ☐	Smaller Reporting Company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee (3)
Common Stock, par value $.001 per share	44,595,438	$0.52	$23,189,627.76	$1,653.42
Common Stock, par value $.001 per share issuable upon exercise of warrants	20,722,098	$0.52	$10,775,490.96	$768.29
TOTAL	65,317,536		$33,965,118.72	$2,421.71

(1)
In the event of a stock split, stock dividend, or other similar transaction involving the Registrant’s common stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-the-Counter Bulletin Board on January 27, 2010.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A),MAY DETERMINE.

Subject to Completion, Dated January 29, 2010

CNS RESPONSE, INC.

65,317,536 Shares Common Stock

This prospectus relates to the offer and sale from time to time of up to 65,317,536 shares of our common stock that are held by the stockholders named in the “Selling Stockholders” section of this prospectus.  The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions.  We will not receive any of the proceeds from the sale of the shares. We will bear all expenses of registration incurred in connection with this offering. The selling stockholders whose shares are being registered will bear all selling and other expenses.

Our common stock is quoted on the Over-The-Counter Bulletin Board under the symbol “CNSO.OB.”  On January 27, 2010, the last reported sales price of the common stock on the Over-The-Counter Bulletin Board was $0.52 per share.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is ______________

TABLE OF CONTENTS

	Page		Page

Prospectus Summary	1	Executive Compensation	57
Risk Factors	4	Principal and Selling Stockholders	65
Cautionary Note Regarding Forward-		Related Party Transactions	75
looking Statements	20	Description of Capital Stock	80
Use of Proceeds	21	Plan of Distribution	84
		Legal Matters	86
Market for Common Equity and		Experts	86
Related Stockholder Matters	21	Where You Can Find
Management’s Discussion and		More Information	86
Analysis of Financial Condition		Index to Financial
and Results of Operations	22	Statements	87
Business	35
Management	53

You should rely only on the information contained in this prospectus or any supplement.  We have not authorized anyone to provide information that is different from that contained in this prospectus.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Except as otherwise indicated, information in this prospectus reflects a one-for-fifty reverse stock split of our common stock which took effect on January 10, 2007.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including “Risk Factors” and the consolidated financial statements and the related notes.  References in this prospectus to “CNS Response, Inc.,” the “company,” “we,” “our” and “us” refer to CNS Response, Inc. and our consolidated subsidiaries.

Our History

CNS Response, Inc. was incorporated in Delaware on July 10, 1984, under the name Mammon Oil & Gas, Inc.  Prior to January 16, 2007, CNS Response, Inc. (then called Strativation, Inc.) existed as a “shell company” with nominal assets whose sole business was to identify, evaluate and investigate various companies to acquire or with which to merge.  On March 7, 2007, we acquired CNS Response, Inc., a California corporation (“CNS California”) through a merger of CNS California with a wholly-owned subsidiary that we formed for the purpose of facilitating this transaction.  Upon the closing of this merger transaction, CNS California became our wholly-owned subsidiary, and we changed our name from Strativation, Inc. to CNS Response, Inc.

Our Business

Overview

We are a life sciences company with two distinct business segments. Our Laboratory Information Services business operated by CNS California, which we consider our primary business, is focused on the commercialization of a patented system that guides psychiatrists and other physicians to determine a proper treatment for patients with behavioral (psychiatric and/or addictive) disorders.  Our Clinical Services business operated by our wholly-owned subsidiary, Neuro-Therapy Clinic, Inc. ("NTC"), is a full service psychiatric clinic.  The address of our principal executive office is 85 Enterprise, Suite 410, Aliso Viejo, CA 92656, and our telephone number is (714) 545-3288.

Laboratory Information Services

In connection with our Laboratory Information Services business, we have developed an extensive proprietary database (the “CNS Database”) consisting of over 17,000 clinical outcomes across more than 2,000 patients who had psychiatric or addictive problems. For each patient, we have compiled electrocephalographic (“EEG”) data, symptoms and outcomes, often across multiple treatments from multiple psychiatrists and physicians. Using this database, our technology compares a patient’s EEG  to the outcomes in the database and ranks treatment options based on treatment success of patients having similar neurophysiology.

Trademarked as Referenced-EEG ® (“rEEG”), this patented technology allows us to create and provide simple reports (“rEEG Reports”) that specifically guide physicians to treatment strategies based on the patient’s own physiology. The vast majority of these patients were considered long-term “treatment-resistant”, the most challenging, high-risk and expensive category to treat.

rEEG identifies relevant neurophysiology that is variant from the norm and identifies medications that have successfully treated database patients having similar aberrant physiology.  It does this by comparing a patient’s standard digital EEG to an external normative database, which identifies the presence of abnormalities. The rEEG process then identifies a set of patients having similar abnormalities as recorded in our CNS Database and reports on historical relative medication success for this stratified group. Upon completion, the physician is provided the analysis in a report detailing and ranking classes of agents (and specific agents within the class) by treatment success for patients having similar abnormal electrophysiology.

Our business is focused on increasing the demand for our rEEG services.  We believe the key factors that will drive broader adoption of our rEEG services will be acceptance by healthcare providers of their clinical benefits, demonstration of the cost-effectiveness of using our test, reimbursement by third-party payers, expansion of our sales force and increased marketing efforts.

Clinical Services

In January 2008, we acquired our largest customer, the Neuro-Therapy Clinic, Inc.  Upon the completion of the transaction, NTC became a wholly-owned subsidiary of ours. NTC operates one of the largest psychiatric medication management practices in the state of Colorado, with five full time and six part time employees including psychiatrists and clinical nurse specialists with prescribing privileges.  Daniel A. Hoffman, M.D. is the medical director at NTC, and, after the acquisition, became our Chief Medical Officer and more recently, our President.

NTC, having performed a significant number of rEEG’s, serves an important resource in our product development, the expansion of our CNS Database, production system development and implementation, along with the integration of our rEEG services into a medical practice.  Through NTC, we also expect to successfully develop marketing and patient acquisition strategies for our Laboratory Information Services business. Specifically, NTC is learning how to best communicate the advantages of rEEG to patients and referring physicians in the local market.  We will share this knowledge and developed communication programs learned through NTC with other physicians using our services, which we believe will help drive market acceptance of our services.  In addition, we plan to use NTC to train practitioners across the country in the uses of our rEEG technology.

We view our Clinical Services business as secondary to our Laboratory Information Services business, and we have no current plans to expand this business.

Financial Information

Since our inception, we have generated significant net losses. As of September 30, 2009, we had an accumulated deficit of $25.2 million. We incurred operating losses of $8.5 million and $5.4 million for the fiscal years ended September 30, 2009 and 2008, respectively.  We have not yet achieved profitability and anticipate that we will continue to incur net losses for at least the next year. We anticipate that a substantial portion of our capital resources and efforts will be focused on research and development, scale up of our commercial organization, and other general corporate purposes, including the payment of legal fees associated with our litigation with Leonard Brandt, our former Chief Executive Officer and a former director of the company.  Research and development projects include the completion of more clinical trials which are necessary to further validate the efficacy of our products and services relating to our rEEG technology across different type of behavioral disorders, the enhancement of the CNS Database and, to a lesser extent, the identification of new medication that are often combinations of approved drugs.  As of September 30, 2009 we had approximately $0.99 million in cash and cash equivalents and a working capital deficit of approximately $1.1 million compared to approximately $2.0 million in cash and cash equivalents and a working capital balance of approximately $0.83 million at September 30, 2008.  Upon the closing of the second, third and fourth tranches of our private placement on December 24, 2009, December 31, 2009 and January 4, 2010, we raised a further $3,130,400 net of closing costs.

The Offering
Common stock offered	Up 65,317,536 shares by the selling stockholders

Common stock outstanding before this offering	53,567,795

Common stock to be outstanding after this offering	Up to 74,289,893 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Over-the-Counter Bulletin Board symbol	CNSO.OB

Risk Factors	See “Risk Factors” beginning on page 4 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

In the table above, the number of shares to be outstanding after this offering is based on 53,567,795 shares outstanding as of January 27, 2010, and assumes the issuance to the selling stockholders of the following additional shares which are being offered for sale under the prospectus:

●	20,722,098 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.52 per share.

In the table above, the number of shares to be outstanding after this offering does not reflect the issuance of the following shares, which are not being offered for sale under this prospectus:

●	29,293,100 shares of common stock reserved for issuance upon exercise of warrants and options, as of January 27, 2010.

RISK FACTORS

Investing in CNS Response, Inc. involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Company

Our core Laboratory Information Services business has a limited operating history, making it difficult to evaluate our future performance.

Our operating subsidiary which conducts our core Laboratory Information Services business, CNS Response, Inc., a corporation formed under the law of the State of California (“CNS California”), was incorporated in 2000 and therefore has a limited operating history.  Investors therefore have limited substantive financial information relating to our core business to evaluate an investment in our company. Our potential must be viewed in light of the problems, expenses, difficulties, delays and complications often encountered in the operation of a new business. We will be subject to the risks inherent in the ownership and operation of a company with a limited operating history such as fluctuations in expenses, competition, the general strength of regional and national economies, and governmental regulation. Any failure to successfully address these risks and uncertainties could seriously harm our business and prospects.

If our rEEG reports do not gain widespread market acceptance, then our revenues may not exceed our expenses.

We have developed a methodology that aids psychiatrists and other physicians in selecting appropriate and effective medications for patients with certain behavioral or addictive disorders based on physiological traits of the patient’s brain and information contained in a proprietary database that has been developed over the last twenty years.  We began selling reports, referred to as rEEG Reports, based on our methodology in 2000.  To date, we have not received widespread market acceptance of the usefulness of our rEEG Reports in helping psychiatrists and physicians inform their treatment strategies for patients suffering from behavioral and/or addictive disorders.  If we fail to achieve widespread market acceptance for our rEEG Reports, we will not be able to grow our revenues, which could negatively impact our stock price.

Our Clinical Services Business generates the majority of our revenue, and adverse developments in this business could negatively impact our operating results.

Our Clinical Services business, which we view as ancillary to our core Laboratory Information Services business, currently generates the majority of our revenue.  In the event that NTC is unable to sustain the current demand for its services because, for instance, the company is unable to maintain favorable and continuing relations with its clients and referring psychiatrists and physicians or Daniel Hoffman, the Medical Director at NTC and our Chief Medical Officer and President, is no longer associated with NTC, our revenues could significantly decline, which could adversely impact our operating results and our ability to implement our growth strategy.

Our operating results may fluctuate significantly and our stock price could decline or fluctuate if our results do not meet the expectation of analysts or investors.

Management expects that we will experience substantial variations in our operating results from quarter to quarter. We believe that the factors which influence this variability of quarterly results include:

•	the use of and demand for rEEG Reports and other products and/or services that we may offer in the future that are based on our patented methodology;

•	the effectiveness of new marketing and sales programs;

•	turnover among our employees;

•	changes in management;

•	the introduction of products or services that are viewed in the marketplace as substitutes for the services we provide;

•	communications published by industry organizations or other professional entities in the psychiatric and physician community that are unfavorable to our business;

•	the introduction of regulations which impose additional costs on or impede our business; and

•
the timing and amount of our expenses, particularly expenses associated with the marketing and promotion of our services, the training of physicians and psychiatrists in the use of our rEEG Reports, and research and development.

As a result of fluctuations in our revenue and operating expenses that may occur, management believes that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In that case, our common stock price could fluctuate significantly or decline.

We have a history of operating losses.

We are a company with a limited operating history. Since our inception, we have incurred significant operating losses. As of September 30, 2009, our accumulated deficit was approximately $25 million. Our future capital requirements will depend on many factors, such as the risk factors described in this section, including our ability to maintain our existing cost structure and to execute our business and strategic plans as currently conceived.  Even if we achieve profitability, we may be unable to maintain or increase profitability on a quarterly or annual basis.

We will need additional funding to support our operations and capital expenditures, which may not be available to us and which lack of availability could adversely affect our business.

We have not generated significant revenues or become profitable, may never do so, and may not generate sufficient working capital to cover costs of operations.  We intend to fund our operations and capital expenditures from revenues, our cash on hand, from the proceeds of future financings and potentially from strategic collaborations. As of September 30, 2009, we had approximately $0.99 million in cash and cash equivalents at hand.  On December 24, 2009, December 31, 2009 and January 4, 2010 we closed on the second, third and fourth tranches of our Private Placement in which we raised net proceeds of $3,130,400.  We plan to use these funds to pay-off debt and provide working capital for our operations.  Despite the completion of this financing, we believe that it will be necessary to raise additional funds in 2010.

The amount of capital we will need to conduct our operations and the time at which we will require such capital may vary significantly depending upon a number of factors, such as:

•
the amount and timing of costs we incur in connection with our research and product development activities, including enhancements to our CNS Database and costs we incur to further validate the efficacy of our rEEG technology;

•	the amount and timing of costs we incur in connection with the expansion of our commercial operations, including our selling and marketing efforts;

•
whether we incur significant additional legal fees in our litigation with Brandt in relation to his pending counterclaims in the United States District Court or his appeals pending with the Supreme Court of the State of Delaware;

•	revenues we generate from the sale of our services; and

•	if we expand our business by acquiring or investing in complimentary businesses.

We do not know whether additional funding will be available on acceptable terms, or at all, especially given the economic conditions that currently prevail.  In addition, any additional funding may result in significant dilution to existing stockholders.  If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more research and development programs or selling and marketing initiatives, and implement other cost saving measures.  Any of these actions could substantially harm our business.

Our industry is highly competitive, and we may not be able to compete successfully, which could result in price reductions and decreased demand for our products.

The healthcare business in general, and the behavioral health treatment business in particular, are highly competitive. In the event that we are unable to convince physicians, psychiatrists and patients of the efficacy of our products and services, individuals seeking treatment for behavioral health disorders may seek alternative treatment methods, which could negatively impact our sales and profitability.

Our rEEG Reports may not be as effective as we believe them to be, which could limit or prevent us from growing our revenues.

Our belief in the efficacy of our rEEG technology is based on a limited number of studies.  Such results may not be statistically significant, and may not be indicative of the long-term future efficacy of the information we provide. Controlled scientific studies, including those that have been announced and that are planned for the future, may yield results that are unfavorable or demonstrate that our services, including our rEEG Reports, are not clinically useful. While we have not experienced such problems to date, if the initially indicated results cannot be successfully replicated or maintained over time, utilization of services based on our rEEG technology, including the delivery of our rEEG Reports, may not increase as we anticipate, which would harm our operating results and stock price.  In addition, if we fail to upgrade our CNS Database to account for new medications that are now available on the market, psychiatrists and other physicians may be less inclined to utilize our services if they believe that our reports only provide information about older treatment options, which would further harm our operating results and stock price.

If we do not maintain and expand our relationships in the psychiatric and physician community, our growth will be limited and our business could be harmed.  If psychiatrists and other physicians do not recommend and endorse our products and services, we may be unable to increase our sales, and in such instances our profitability would be harmed.

Our relationships with psychiatrists and physicians are critical to the growth of our Laboratory Information Services business.  We believe that these relationships are based on the quality and ease of use of our rEEG Reports, our commitment to the behavioral health market, our marketing efforts, and our presence at tradeshows.  Any actual or perceived diminution in our reputation or the quality of our rEEG Reports, or our failure or inability to maintain our commitment to the behavioral health market and our other marketing and product promotion efforts could damage our current relationships, or prevent us from forming new relationships, with psychiatrists and other physicians and cause our growth to be limited and our business to be harmed.

To sell our rEEG Reports, psychiatric professionals must recommend and endorse them.  We may not obtain the necessary recommendations or endorsements from this community. Acceptance of our rEEG Reports depends on educating psychiatrists and physicians as to the benefits, clinical efficacy, ease of use, revenue opportunity, and cost-effectiveness of our rEEG Reports and on training the medical community to properly understand and utilize our rEEG Reports.  If we are not successful in obtaining the recommendations or endorsements of psychiatrists and other physicians for our rEEG Reports, we may be unable to increase our sales and profitability.

Negative publicity or unfavorable media coverage could damage our reputation and harm our operations.

In the event that the marketplace perceives our rEEG Reports as not offering the benefits which we believe they offer, we may receive significant negative publicity.  This publicity may result in litigation and increased regulation and governmental review.  If we were to receive such negative publicity or unfavorable media attention, whether warranted or unwarranted, our ability to market our rEEG Reports would be adversely affected, pharmaceutical companies may be reluctant to pursue strategic initiatives with us relating to the development of new products and services based on our rEEG technology, we may be required to change our products and services and become subject to increased regulatory burdens, and we may be required to pay large judgments or fines and incur significant legal expenses.  Any combination of these factors could further increase our cost of doing business and adversely affect our financial position, results of operations and cash flows.

If we do not successfully generate additional products and services from our patented methodology and proprietary database, or if such products and services are developed but not successfully commercialized, then we could lose revenue opportunities.

Our primary business is the sale of rEEG Reports to psychiatrists and physicians based on our rEEG methodology and proprietary database.  In the future, we may utilize our patented methodology and proprietary database to produce pharmaceutical advancements and developments.  For instance, we may use our patented methodology and proprietary database to identify new medications that are promising in the treatment of behavioral health disorders, identify new uses of medications which have been previously approved, and identify new patient populations that are responsive to medications in clinical trials that have previously failed to show efficacy in United States Food & Drug Administration (FDA) approved clinical trials.  The development of new pharmaceutical applications that are based on our patented methodology and proprietary database will be costly, since we will be subject to additional regulations, including the need to conduct expensive and time consuming clinical trials.

In addition, to successfully monetize our pharmaceutical opportunity, we will need to enter into strategic alliances with biotechnology or pharmaceutical companies that have the ability to bring to market a medication, an ability which we currently do not have.  We maintain no pharmaceutical manufacturing, marketing or sales organization, nor do we plan to build one in the foreseeable future.  Therefore, we are reliant upon approaching and successfully negotiating attractive terms with a partner who has these capabilities.  No guarantee can be made that we can do this on attractive terms.  If we are unable to find strategic partners for our pharmaceutical opportunity, our revenues may not grow as quickly as we desire, which could lower our stock price.

In the event that we pursue our pharmaceutical opportunities, we or any development partners that we partner with will likely need to conduct clinical trials.  If such clinical trials are delayed or unsuccessful, it could have an adverse effect on our business.

We have no experience conducting clinical trials of psychiatric medications and in the event we conduct clinical trials, we will rely on outside parties, including academic investigators, outside consultants and contract research organizations to conduct these trials on our behalf.  We will rely on these parties to assist in the recruitment of sites for participation in clinical trials, to maintain positive relations with these sites, and to ensure that these sites conduct the trials in accordance with the protocol and our instructions.  If these parties renege on their obligations to us, our clinical trials may be delayed or unsuccessful.

In the event we conduct clinical trials, we cannot predict whether we will encounter problems that will cause us or regulatory authorities to delay or suspend our clinical trials or delay the analysis of data from our completed or ongoing clinical trials. In addition, we cannot assure you that we will be successful in reaching the endpoints in these trials, or if we do, that the FDA or other regulatory agencies will accept the results.

Any of the following could delay the completion of clinical trials, or result in a failure of these trials to support our business, which would have an adverse effect on our business:

•	delays or the inability to obtain required approvals from institutional review boards or other governing entities at clinical sites selected for participation in our clinical trials;

•	delays in enrolling patients and volunteers into clinical trials;

•	lower than anticipated retention rates of patients and volunteers in clinical trials;

•	negative results from clinical trials for any of our potential products; and

•	failure of our clinical trials to demonstrate the efficacy or clinical utility of our potential products.

If we determine that the costs associated with attaining regulatory approval of a product exceed the potential financial benefits or if the projected development timeline is inconsistent with our determination of when we need to get the product to market, we may chose to stop a clinical trial and/or development of a product.

If we do not develop and implement a successful sales and marketing strategy, we may not expand our business sufficiently to cover our expenses.

We currently rely on a limited number of employees to market and promote our rEEG Reports. To grow our business, we will need to develop and introduce new sales and marketing programs and clinical education programs to promote the use of our rEEG Reports by psychiatrists and physicians and higher additional employees for this purpose. If we do not implement these new sales and marketing and education programs in a timely and successful manner, we may not be able to achieve the level of market awareness and sales required to expand our business.

We may fail to successfully manage and maintain the growth of our business, which could adversely affect our results of operations.

As we continue expanding our commercial operations, this expansion could place significant strain on our management, operational, and financial resources.  To manage future growth, we will need to continue to hire, train, and manage additional employees, particularly a specially trained sales force to market our rEEG Reports.

In addition, we have maintained a small financial and accounting staff, and our reporting obligations as a public company, as well as our need to comply with the requirements of the Sarbanes-Oxley Act of 2002, and the rules and regulations of the SEC will continue to place significant demands on our financial and accounting staff, on our financial, accounting and information systems and on our internal controls. As we grow, we will need to add additional accounting staff and continue to improve our financial, accounting and information systems and internal controls in order to fulfill our reporting responsibilities and to support expected growth in our business. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth or management may not be able to effectively hire, train, retain, motivate and manage required personnel. Our failure to manage growth effectively could limit our ability to achieve our marketing and commercialization goals or to satisfy our reporting and other obligations as a public company.

We may not be able to adequately protect our intellectual property, which is the core of our business.

We consider the protection of our intellectual property to be critical to our business prospects.  We currently have three issued U.S. patents, as well as issued patents in Australia and Israel, and we have filed separate patent applications in multiple foreign jurisdictions.

In the future, if we fail to file patent applications in a timely manner, or in the event we elect not to file a patent application because of the costs associated with patent prosecution, we may lose patent protection that we may have otherwise obtained. The loss of any proprietary rights which are obtainable under patent laws may result in the loss of a competitive advantage over present or potential competitors, with a resulting decrease in revenues and profitability for us.

With respect to the applications we have filed, there is no guarantee that the applications will result in issued patents, and further, any patents that do issue may be too narrow in scope to adequately protect our intellectual property and provide us with a competitive advantage.  Competitors and others may design around aspects of our technology, or alternatively may independently develop similar or more advanced technologies that fall outside the scope of our claimed subject matter but that can be used in the treatment of behavioral health disorders.

In addition, even if we are issued additional patents covering our products, we cannot predict with certainty whether or not we will be able to enforce our proprietary rights, and whether our patents will provide us with adequate protection against competitors.  We may be forced to engage in costly and time consuming litigation or reexamination proceedings to protect our intellectual property rights, and our opponents in such proceedings may have and be willing to expend, substantially greater resources than we are able to.  In addition, the results of such proceedings may result in our patents being invalidated or reduced in scope.  These developments could cause a decrease in our operating income and reduce our available cash flow, which could harm our business and cause our stock price to decline.

We also utilize processes and technology that constitute trade secrets, such as our CNS Database, and we must implement appropriate levels of security for those trade secrets to secure the protection of applicable laws, which we may not do effectively.  In addition, the laws of many foreign countries do not protect proprietary rights as fully as the laws of the United States.

While we have not had any significant issues to date, the loss of any of our trade secrets or proprietary rights which may be protected under the foregoing intellectual property safeguards may result in the loss of our competitive advantage over present and potential competitors.

Confidentiality agreements with employees, licensees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we rely in part on confidentiality provisions in our agreements with employees, licensees, treating physicians and psychiatrists and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information.  Moreover, policing compliance with our confidentiality agreements and non-disclosure agreements, and detecting unauthorized use of our technology is difficult, and we may be unable to determine whether piracy of our technology has occurred.  In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

The Liability of Our Directors and Officers Is Limited.

The applicable provisions of the Delaware General Corporate Law and our Certificate of Incorporation limit the liability of our directors to the Company and our stockholders for monetary damages for breaches of their fiduciary duties, with certain exceptions, and for other specified acts or omissions of such persons. In addition, the applicable provisions of the Delaware General Corporate Law and of our Certificate of Incorporation and Bylaws, as well as indemnification agreements we have entered into with our directors, officers and certain other individuals, provide for indemnification of such persons under certain circumstances.  In the event we are required to indemnify any of our directors or any other person, our financial strength may be harmed, which may in turn lower our stock price.

Although we believe we are not currently subject to regulatory approval for the sale of our rEEG Reports, regulations are constantly changing, and in the future our business may be subject to regulation.

As discussed in the “Business” section of this prospectus under the heading “Government Regulation”, we do not believe that sales of our Laboratory Information Services, including our rEEG Reports, are subject to regulatory approval.  However, federal, state and foreign laws and regulations relating to the sale of our rEEG Reports are subject to future changes, as are administrative interpretations of regulatory agencies. If we fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, including injunctions preventing us from conducting our business, withdrawal of clearances or approvals and civil and criminal penalties.  In the event that federal, state, and foreign laws and regulations change, we may need to incur additional costs to seek government approvals in order to sell our rEEG Reports.  There is no guarantee that we will be able to obtain such approvals in a timely manner or at all, and as a result, our business would be significantly harmed.

If we do not retain our senior management and other key employees, we may not be able to successfully implement our business strategy.

Our future success depends on the ability, experience and performance of our senior management and our key professional personnel.  Our success therefore depends to a significant extent on retaining the services of George Carpenter, our Chief Executive Officer, our senior product development and clinical managers, and others.  Because of their ability and experience, if we lose one or more of the members of our senior management or other key employees, our ability to successfully implement our business strategy could be seriously harmed.  While we believe our relationships with our executives are good and do not anticipate any of them leaving in the near future, the loss of the services of any of our senior management could have a material adverse effect on our ability to manage our business.  We do not carry key man life insurance on any of our key employees.

If we do not attract and retain skilled personnel, we may not be able to expand our business.

Our products and services are based on a complex database of information.  Accordingly, we require skilled medical, scientific and administrative personnel to sell and support our products and services. Our future success will depend largely on our ability to continue to hire, train, retain and motivate additional skilled personnel, particularly sales representatives who are responsible for customer education and training and customer support.  In the future, if we pursue our pharmaceutical opportunities, we will also likely need to hire personnel with experience in clinical testing and matters relating to obtaining regulatory approvals.  If we are not able to attract and retain skilled personnel, we will not be able to continue our development and commercialization activities.

In the future we could be subject to personal injury claims, which could result in substantial liabilities that may exceed our insurance coverage.

All significant medical treatments and procedures, including treatment that is facilitated through the use of our rEEG Reports, involve the risk of serious injury or death. While we have not been the subject of any personal injury claims for patients treated by providers using our rEEG Reports, our business entails an inherent risk of claims for personal injuries, which are subject to the attendant risk of substantial damage awards. We cannot control whether individual physicians and psychiatrists will properly select patients, apply the appropriate standard of care, or conform to our procedures in determining how to treat their patients. A significant source of potential liability is negligence or alleged negligence by physicians treating patients with the aid of the rEEG Reports that we provide. There can be no assurance that a future claim or claims will not be successful or, including the cost of legal defense, will not exceed the limits of available insurance coverage.

We currently have general liability and medical professional liability insurance coverage for up to $5 million per year for personal injury claims. We may not be able to maintain adequate liability insurance, in accordance with standard industry practice, with appropriate coverage based on the nature and risks of our business, at acceptable costs and on favorable terms. Insurance carriers are often reluctant to provide liability insurance for new healthcare services companies and products due to the limited claims history for such companies and products. In addition, based on current insurance markets, we expect that liability insurance will be more difficult to obtain and that premiums will increase over time and as the volume of patients treated by physicians that are guided by our rEEG Reports increases.  In the event of litigation, regardless of its merit or eventual outcome, or an award against us during a time when we have no available insurance or insufficient insurance, we may sustain significant losses of our operating capital which may substantially reduce stockholder equity in the company.

If government and third-party payers fail to provide coverage and adequate payment rates for treatments that are guided by our rEEG Reports, our revenue and prospects for profitability will be harmed.

Our future revenue growth will depend in part upon the availability of reimbursement from third-party payers for psychiatrists and physicians who use our rEEG Reports to guide the treatment of their patients. Such third-party payers include government health programs such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payers are increasingly attempting to contain healthcare costs by demanding price discounts or rebates and limiting both coverage on which procedures they will pay for and the amounts that they will pay for new procedures. As a result, they may not cover or provide adequate payment for treatments that are guided by our rEEG Reports, which will discourage psychiatrists and physicians from utilizing the information services we provide.  We may need to conduct studies in addition to those we have already announced to demonstrate the cost-effectiveness of treatments that are guided by our products and services to such payers’ satisfaction. Such studies might require us to commit a significant amount of management time and financial and other resources. Adequate third-party reimbursement might not be available to enable us to realize an appropriate return on investment in research and product development, and the lack of such reimbursement could have a material adverse effect on our operations and could adversely affect our revenues and earnings.

We are subject to evolving and expensive corporate governance regulations and requirements. Our failure to adequately adhere to these requirements or the failure or circumvention of our controls and procedures could seriously harm our business.

Because we are a publicly traded company we are subject to certain federal, state and other rules and regulations, including applicable requirements of the Sarbanes-Oxley Act of 2002. Compliance with these evolving regulations is costly and requires a significant diversion of management time and attention, particularly with regard to our disclosure controls and procedures and our internal control over financial reporting.  Although we have reviewed our disclosure and internal controls and procedures in order to determine whether they are effective, our controls and procedures may not be able to prevent errors or frauds in the future. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it difficult for us to ensure that the objectives of the control system are met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

Our senior management’s limited recent experience managing a publicly traded company may divert management’s attention from operations and harm our business.

Our management team has relatively limited recent experience managing a publicly traded company and complying with federal securities laws, including compliance with recently adopted disclosure requirements on a timely basis.  Our management will be required to design and implement appropriate programs and policies in responding to increased legal, regulatory compliance and reporting requirements, and any failure to do so could lead to the imposition of fines and penalties and harm our business.

We are currently in litigation with our former Chief Executive Officer and former director, Leonard Brandt, relating to his attempt to replace the Board of Directors with his own nominees.

Since June of 2009, we have been involved in litigation against Leonard J. Brandt, a stockholder, former director and our former Chief Executive Officer in the Delaware Chancery Court and the United States District Court for the Central District of California.  We have expended substantial resources in connection with this litigation.  As further described in this prospectus in the “Business” section under the heading “Legal Proceedings”, on December 2, 2009, following a two day trial before the Delaware Court of Chancery, we prevailed in certain actions that were pending between the Company and Mr. Brandt.  As a result of the victory in the Chancery Court (which is currently being appealed by Brandt), we are currently evaluating whether to continue to pursue our pending action in the United States District Court against Mr. Brandt.  Mr. Brandt has filed counterclaims in that action and may choose to proceed with his counterclaims.  We believe these counterclaims are without merit, and intend to vigorously defend against them if necessary.  Although the December 2, 2009 post-trial ruling by the Delaware Chancery Court appears to us to be definitive and dispositive, we will be required to expend additional resources as a result of the appeals to the Delaware Supreme Court filed by Brandt.  We also do not know whether Mr. Brandt will institute new claims against us and the defense of any such claims could involve the expenditure of additional resources by the Company.  If the litigation continues, these costs could impact the expected use of proceeds of the second, third and fourth closings of our private placement in which we raised net proceeds of $3,130,400, and could make it more difficult for us to raise any additional funds needed to finance our corporate and working capital needs.

Risks Related To Our Industry

The healthcare industry in which we operate is subject to substantial regulation by state and federal authorities, which could hinder, delay or prevent us from commercializing our products and services.

Healthcare companies are subject to extensive and complex federal, state and local laws, regulations and judicial decisions governing various matters such as the licensing and certification of facilities and personnel, the conduct of operations, billing policies and practices, policies and practices with regard to patient privacy and confidentiality, and prohibitions on payments for the referral of business and self-referrals. There are federal and state laws, regulations and judicial decisions that govern patient referrals, physician financial relationships, submission of healthcare claims and inducement to beneficiaries of federal healthcare programs. Many states prohibit business corporations from practicing medicine, employing or maintaining control over physicians who practice medicine, or engaging in certain business practices, such as splitting fees with healthcare providers. Many healthcare laws and regulations applicable to our business are complex, applied broadly and subject to interpretation by courts and government agencies. Our failure, or the failure of physicians and psychiatrists to whom we sell our rEEG Reports, to comply with these healthcare laws and regulations could create liability for us and negatively impact our business.

In addition, the FDA regulates development, testing, labeling, manufacturing, marketing, promotion, distribution, record-keeping and reporting requirements for prescription drugs. Compliance with laws and regulations enforced by the FDA and other regulatory agencies may be required in relation to future products or services developed or used by us. Failure to comply with applicable laws and regulations may result in various adverse consequences, including withdrawal of our products and services from the market, or the imposition of civil or criminal sanctions.

We believe that this industry will continue to be subject to increasing regulation, political and legal action and pricing pressures, the scope and effect of which we cannot predict. Legislation is continuously being proposed, enacted and interpreted at the federal, state and local levels to regulate healthcare delivery and relationships between and among participants in the healthcare industry. Any such changes could prevent us from marketing some or all of our products and services for a period of time or permanently.

We may be subject to regulatory and investigative proceedings, which may find that our policies and procedures do not fully comply with complex and changing healthcare regulations.

While we have established policies and procedures that we believe will be sufficient to ensure that we operate in substantial compliance with applicable laws, regulations and requirements, the criteria are often vague and subject to change and interpretation. We may become the subject of regulatory or other investigations or proceedings, and our interpretations of applicable laws and regulations may be challenged. The defense of any such challenge could result in substantial cost and a diversion of management’s time and attention. Thus, any such challenge could have a material adverse effect on our business, regardless of whether it ultimately is successful. If we fail to comply with any applicable laws, or a determination is made that we have failed to comply with these laws, our financial condition and results of operations could be adversely affected.

Failure to comply with the Federal Trade Commission Act or similar state laws could result in sanctions or limit the claims we can make.

The Company’s promotional activities and materials, including advertising to consumers and physicians, and materials provided to third parties for their use in promoting our products and services, are regulated by the Federal Trade Commission (FTC) under the FTC Act, which prohibits unfair and deceptive acts and practices, including claims which are false, misleading or inadequately substantiated. The FTC typically requires competent and reliable scientific tests or studies to substantiate express or implied claims that a product or service is effective. If the FTC were to interpret our promotional materials as making express or implied claims that our products and services are effective for the treatment of mental illness, it may find that we do not have adequate substantiation for such claims. Failure to comply with the FTC Act or similar laws enforced by state attorneys general and other state and local officials could result in administrative or judicial orders limiting or eliminating the claims we can make about our products and services, and other sanctions including fines.

Our business practices may be found to constitute illegal fee-splitting or corporate practice of medicine, which may lead to penalties and adversely affect our business.

Many states, including California, in which our principal executive offices are located, have laws that prohibit business corporations, such as us, from practicing medicine, exercising control over medical judgments or decisions of physicians, or engaging in certain arrangements, such as employment or fee-splitting, with physicians. Courts, regulatory authorities or other parties, including physicians, may assert that we are engaged in the unlawful corporate practice of medicine through our ownership of the Neuro-Therapy Clinic or by providing administrative and ancillary services in connection with our rEEG Reports. These parties may also assert that selling our rEEG Reports for a portion of the patient fees constitutes improper fee-splitting.  If asserted, such claims could subject us to civil and criminal penalties and substantial legal costs, could result in our contracts being found legally invalid and unenforceable, in whole or in part, or could result in us being required to restructure our contractual arrangements, all with potentially adverse consequences to our business and our stockholders.

Our business practices may be found to violate anti-kickback, self-referral or false claims laws, which may lead to penalties and adversely affect our business.

The healthcare industry is subject to extensive federal and state regulation with respect to financial relationships and “kickbacks” involving healthcare providers, physician self-referral arrangements, filing of false claims and other fraud and abuse issues. Federal anti-kickback laws and regulations prohibit certain offers, payments or receipts of remuneration in return for (i) referring patients covered by Medicare, Medicaid or other federal health care program, or (ii) purchasing, leasing, ordering or arranging for or recommending any service, good, item or facility for which payment may be made by a federal health care program. In addition, federal physician self-referral legislation, commonly known as the Stark law, generally prohibits a physician from ordering certain services reimbursable by Medicare, Medicaid or other federal healthcare program from any entity with which the physician has a financial relationship. In addition, many states have similar laws, some of which are not limited to services reimbursed by federal healthcare programs. Other federal and state laws govern the submission of claims for reimbursement, or false claims laws. One of the most prominent of these laws is the federal False Claims Act, and violations of other laws, such as the anti-kickback laws or the FDA prohibitions against promotion of off-label uses of medications, may also be prosecuted as violations of the False Claims Act.

While we believe we have structured our relationships to comply with all applicable requirements, federal or state authorities may claim that our fee arrangements, agreements and relationships with contractors and physicians violate these anti-kickback, self-referral or false claims laws and regulations. These laws are broadly worded and have been broadly interpreted by courts. It is often difficult to predict how these laws will be applied, and they potentially subject many typical business arrangements to government investigation and prosecution, which can be costly and time consuming. Violations of these laws are punishable by monetary fines, civil and criminal penalties, exclusion from participation in government-sponsored health care programs and forfeiture of amounts collected in violation of such laws. Some states also have similar anti-kickback and self-referral laws, imposing substantial penalties for violations. If our business practices are found to violate any of these provisions, we may be unable to continue with our relationships or implement our business plans, which would have an adverse effect on our business and results of operations.

We may be subject to healthcare anti-fraud initiatives, which may lead to penalties and adversely affect our business.

State and federal governments are devoting increased attention and resources to anti-fraud initiatives against healthcare providers, taking an expansive definition of fraud that includes receiving fees in connection with a healthcare business that is found to violate any of the complex regulations described above. While to our knowledge we have not been the subject of any anti-fraud investigations, if such a claim were made defending our business practices could be time consuming and expensive, and an adverse finding could result in substantial penalties or require us to restructure our operations, which we may not be able to do successfully.

Our use and disclosure of patient information is subject to privacy and security regulations, which may result in increased costs.

In conducting research or providing administrative services to healthcare providers in connection with the use of our rEEG Reports, as well as in our Clinical Services business, we may collect, use, maintain and transmit patient information in ways that will be subject to many of the numerous state, federal and international laws and regulations governing the collection, dissemination, use and confidentiality of patient-identifiable health information, including the federal Health Insurance Portability and Accountability Act (HIPAA) and related rules. The three rules that were promulgated pursuant to HIPAA that could most significantly affect our business are the Standards for Electronic Transactions, or Transactions Rule; the Standards for Privacy of Individually Identifiable Health Information, or Privacy Rule; and the Health Insurance Reform: Security Standards, or Security Rule.  HIPAA applies to covered entities, which include most healthcare facilities and health plans that may contract for the use of our services. The HIPAA rules require covered entities to bind contractors like us to compliance with certain burdensome HIPAA rule requirements.

The HIPAA Transactions Rule establishes format and data content standards for eight of the most common healthcare transactions. If we perform billing and collection services on behalf of psychiatrists and physicians, we may be engaging in one of more of these standard transactions and will be required to conduct those transactions in compliance with the required standards. The HIPAA Privacy Rule restricts the use and disclosure of patient information, requires entities to safeguard that information and to provide certain rights to individuals with respect to that information. The HIPAA Security Rule establishes elaborate requirements for safeguarding patient information transmitted or stored electronically. We may be required to make costly system purchases and modifications to comply with the HIPAA rule requirements that are imposed on us and our failure to comply may result in liability and adversely affect our business.

Numerous other federal and state laws protect the confidentiality of personal and patient information. These laws in many cases are not preempted by the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and the psychiatrists and physicians who purchase our services, and potentially exposing us to additional expense, adverse publicity and liability.

Risks Relating To Investment In Our Common Stock

We have a limited trading volume and shares eligible for future sale by our current stockholders may adversely affect our stock price.

Bid and ask prices for shares of our Common Stock are quoted on NASD’s Over-the-Counter Bulletin Board under the symbol CNSO.OB. There is currently no broadly followed, established trading market for our Common Stock and an established trading market for our shares of Common Stock may never develop or be maintained. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. The absence of an active trading market reduces the liquidity of our Common Stock. As long as this condition continues, the sale of a significant number of shares of common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered. Also, as a result of this lack of trading activity, the quoted price for our Common Stock on the Over-the-Counter Bulletin Board is not necessarily a reliable indicator of its fair market value. If we cease to be quoted, holders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our Common Stock, and the market value of our Common Stock would likely decline.

If and when a larger trading market for our Common Stock develops, the market price of our Common Stock is likely to be highly volatile and subject to wide fluctuations, and you may be unable to resell your shares at or above the price at which you acquired them.

The market price of our Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

•	quarterly variations in our revenues and operating expenses;

•	developments in the financial markets and worldwide or regional economies;

•	announcements of innovations or new products or services by us or our competitors;

•	announcements by the government relating to regulations that govern our industry;

•	significant sales of our Common Stock or other securities in the open market;

•	variations in interest rates;

•	changes in the market valuations of other comparable companies; and

•	changes in accounting principles.

In the past, stockholders have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities.  If a stockholder were to file any such class action suit against us, we would incur substantial legal fees and our management’s attention and resources would be diverted from operating our business to respond to the litigation, which could harm our business.

Future sales of our Common Stock in the public market could cause our stock price to fall.

The sale of shares of our common stock which are registered for resale on this prospectus or other shares eligible for resale pursuant to Rule 144 of the Securities Act of 1933, as amended, or otherwise, could depress the market price of our Common Stock.  A reduced market price for our Common Stock could make it more difficult to raise funds through future offering of Common Stock.

The sale of securities by us in any equity or debt financing could result in dilution to our existing stockholders and have a material adverse effect on our earnings.

Any sale of Common Stock by us in a future private placement could result in dilution to our existing stockholders as a direct result of our issuance of additional shares of our capital stock.  In addition, our business strategy may include expansion through internal growth, by acquiring complementary businesses, by acquiring or licensing additional products and services, or by establishing strategic relationships with targeted customers and suppliers. In order to do so, or to finance the cost of our other activities, we may issue additional equity securities that could dilute our stockholders' stock ownership. We may also assume additional debt and incur impairment losses related to goodwill and other tangible assets if we acquire another company and this could negatively impact our earnings and results of operations.

The trading of our Common Stock on the Over-the-Counter Bulletin Board and the potential designation of our Common Stock as a “penny stock” could impact the trading market for our Common Stock.

Our securities, as traded on the Over-the-Counter Bulletin Board, may be subject to SEC rules that impose special sales practice requirements on broker-dealers who sell these securities to persons other than established customers or accredited investors.  For the purposes of the rule, the phrase “accredited investors” means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse’s income, exceeds $300,000).  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction before the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers to sell their securities in any market that might develop therefor.

In addition, the SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving these securities.  Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. These rules may have the effect of reducing the liquidity of penny stocks.  “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market if current price and volume information with respect to transactions in such securities is provided by the exchange or system).  Because our securities may constitute “penny stock” within the meaning of the rules, the rules would apply to us and to our securities.  If our securities become subject to the penny stock rules, our stockholders may find it more difficult to sell their securities.

Stockholders should be aware that, according to SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.  Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses.  Our management is aware of the abuses that have occurred historically in the penny stock market.  Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

We have not paid dividends in the past and do not expect to pay dividends for the foreseeable future, and any return on investment may be limited to potential future appreciation on the value of our Common Stock.

We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.  Our payment of any future dividends will be at the discretion of our Board of Directors after taking into account various factors, including without limitation, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time.  To the extent we do not pay dividends, our stock may be less valuable because a return on investment will only occur if and to the extent our stock price appreciates, which may never occur.  In addition, investors must rely on sales of their Common Stock after price appreciation as the only way to realize their investment, and if the price of our stock does not appreciate, then there will be no return on investment.  Investors seeking cash dividends should not purchase our Common Stock.

Our officers, directors and principal stockholders can exert significant influence over us and may make decisions that are not in the best interests of all stockholders.

Our officers, directors and principal stockholders (greater than 5% stockholders) collectively control approximately 42% of our issued and outstanding Common Stock. As a result, these stockholders are able to affect the outcome of, or exert significant influence over, all matters requiring stockholder approval, including the election and removal of directors and any change in control. In particular, this concentration of ownership of our Common Stock could have the effect of delaying or preventing a change of control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our Common Stock. It could also prevent our stockholders from realizing a premium over the market prices for their shares of Common Stock. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider.

Transactions engaged in by our largest stockholders, our directors or executives involving our common stock may have an adverse effect on the price of our stock.

Our officers, directors and principal stockholders (greater than 5% stockholders) collectively control approximately 42% of our issued and outstanding Common Stock. Subsequent sales of our shares by these stockholders could have the effect of lowering our stock price. The perceived risk associated with the possible sale of a large number of shares by these stockholders, or the adoption of significant short positions by hedge funds or other significant investors, could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock by our directors or officers could cause other institutions or individuals to engage in short sales of our Common Stock, which may further cause the price of our stock to decline.

From time to time our directors and executive officers may sell shares of our common stock on the open market. These sales will be publicly disclosed in filings made with the SEC. In the future, our directors and executive officers may sell a significant number of shares for a variety of reasons unrelated to the performance of our business. Our stockholders may perceive these sales as a reflection on management's view of the business and result in some stockholders selling their shares of our common stock. These sales could cause the price of our stock to drop.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.

Delaware law contains provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders, which could cause our stock price to decline. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our Common Stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains “forward-looking statements” that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new products or services; our statements concerning litigation or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; trends affecting our financial condition, results of operations or future prospects; our financing plans or growth strategies; and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes” and “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause these differences include, but are not limited to:

•	our inability to raise additional funds to support operations and capital expenditures;

•	our inability to achieve greater and broader market acceptance of our products and services in existing and new market segments;

•	our inability to successfully compete against existing and future competitors;

•	our inability to manage and maintain the growth of our business;

•	our inability to protect our intellectual property rights; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. The proceeds from the sale of each selling stockholder’s common stock will belong to that selling stockholder.

MARKET FOR COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Common Stock

Our common stock is currently listed for trading on the OTC Bulletin Board under the symbol CNSO.OB. The following table sets forth, for the periods indicated, the high and low bid information for Common Stock as determined from sporadic quotations on the OTC Bulletin Board. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low

Year Ended September 30, 2008
First Quarter	$0.90	$0.75
Second Quarter	$2.25	$0.75
Third Quarter	$3.00	$0.55
Fourth Quarter	$0.75	$0.51

Year Ended September 30, 2009
First Quarter	$1.01	$0.10
Second Quarter	$0.90	$0.05
Third Quarter	$0.69	$0.15
Fourth Quarter	$0.72	$0.20

Year Ended September 30, 2010
First Quarter	$1.20	$0.50

On January 27, 2010, the closing sales price of our common stock as reported on the OTC Bulletin Board was $0.52 per share. As of January 27, 2010, there were 377 record holders of our common stock. The number of holders of record is based on the actual number of holders registered on the books of our transfer agent and does not reflect holders of shares in “street name” or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

Dividends

We have not paid or declared cash distributions or dividends on our common stock. CNS California has never paid dividends on its common stock. We do not intend to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain all earnings, if and when generated, to finance our operations. The declaration of cash dividends in the future will be determined by the board of directors based upon our earnings, financial condition, capital requirements and other relevant factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes provided elsewhere in this prospectus. This discussion summarizes the significant factors affecting the condensed consolidated operating results, financial condition and liquidity and cash flows of CNS Response, Inc. for the fiscal years ended September 30, 2009 and 2008. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management as of the date hereof based on information currently available to our management. Use of words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “should,” “forecasts,” “goal,” “likely” or similar expressions, indicate a forward-looking statement. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions. Actual results may differ materially from the forward-looking statements we make. See “Risk Factors” elsewhere in this prospectus for a discussion of certain risks associated with our business. We disclaim any obligation to update forward-looking statements for any reason.

Overview

We are a life sciences company with two distinct business segments. Our Laboratory Information Services business operated by CNS California, which we consider our primary business, is focused on the commercialization of a patented system that guides psychiatrists and other physicians to determine a proper treatment for patients with behavioral (psychiatric and/or addictive) disorders. Our Clinical Services business operated by Neuro-Therapy Clinic, ("NTC") is a full service psychiatric clinic.

Laboratory Information Services

In connection with our Laboratory Information Services business, we have developed an extensive proprietary database (the “CNS Database”) consisting of over 17,000 clinical outcomes across more than 2,000 patients who had psychiatric or addictive problems. For each patient, we have compiled electrocephalographic (“EEG”) data, symptoms and outcomes, often across multiple treatments from multiple psychiatrists and physicians. Using this database, our technology compares a patient’s EEG to the outcomes in the database and ranks treatment options based on treatment success of patients having similar neurophysiology.

Trademarked as Referenced-EEG ® (“rEEG ® ”), this patented technology allows us to create and provide simple reports (“rEEG Reports”) that specifically guide physicians to treatment strategies based on the patient’s own physiology. The vast majority of these patients were considered long-term “treatment-resistant”, the most challenging, high-risk and expensive category to treat.

rEEG identifies relevant neurophysiology that is variant from the norm and identifies medications that have successfully treated database patients having similar aberrant physiology. It does this by comparing a patient’s standard digital EEG to an external normative database, which identifies the presence of abnormalities. The rEEG process then identifies a set of patients having similar abnormalities as recorded in our CNS Database and reports on historical relative medication success for this stratified group. Upon completion, the physician is provided the analysis in a report detailing and ranking classes of agents (and specific agents within the class) by treatment success for patients having similar abnormal electrophysiology.

Our business is focused on increasing the demand for our rEEG services. We believe the key factors that will drive broader adoption of our rEEG services will be acceptance by healthcare providers of their clinical benefits, demonstration of the cost-effectiveness of using our test, reimbursement by third-party payers, expansion of our sales force and increased marketing efforts.

Clinical Services

In January 2008, we acquired our largest customer, the Neuro-Therapy Clinic, Inc. Upon the completion of the transaction, NTC became a wholly-owned subsidiary of ours. NTC operates one of the largest psychiatric medication management practices in the state of Colorado, with five full time and six part time employees including psychiatrists and clinical nurse specialists with prescribing privileges. Daniel A. Hoffman, M.D. is the medical director at NTC, and, after the acquisition, became our Chief Medical Officer and more recently, our President.

NTC, having performed a significant number of rEEG’s, serves an important resource in our product development, the expansion of our CNS Database, production system development and implementation, along with the integration of our rEEG services into a medical practice. Through NTC, we also expect to successfully develop marketing and patient acquisition strategies for our Laboratory Information Services business. Specifically, NTC is learning how to best communicate the advantages of rEEG to patients and referring physicians in the local market. We will share this knowledge and developed communication programs learned through NTC with other physicians using our services, which we believe will help drive market acceptance of our services. In addition, we plan to use NTC to train practitioners across the country in the uses of rEEG technology.

We view our Clinical Services business as secondary to our Laboratory Information Services business, and we have no current plans to expand this business ..

Business operations

Since our inception, we have generated significant net losses. As of September 30, 2009, we had an accumulated deficit of $25.2 million. We incurred operating losses of $8.5 million and $5.4 million for the fiscal years ended September 30, 2009 and 2008, respectively. We expect our net losses to continue for at least the next couple of years. We anticipate that a substantial portion of our capital resources and efforts will be focused on research and development, scale up of our commercial organization, and other general corporate purposes, including the payment of legal fees associated with our litigation. Research and development projects include the completion of more clinical trials which are necessary to further validate the efficacy of our products and services relating to our rEEG technology across different types of behavioral disorders, the enhancement of the CNS Database and, to a lesser extent, the identification of new medications that are often combinations of approved drugs.

Acquisition of Neuro-Therapy Clinic

On January 15, 2008, we acquired all of the outstanding common stock of NTC in exchange for a non-interest bearing $300,000 note payable in equal monthly installments over 36 months. The acquisition was accounted under the purchase method of accounting, and accordingly, the purchase price was allocated to NTC’s net tangible assets based on their estimated fair values as of January 15, 2008. The excess purchase price over the value of the net tangible assets was recorded as goodwill. The purchase price and the allocation thereof are as follows:

Fair value of note payable issued	$265,900
Direct transaction costs	43,700
Purchase price	309,600
Allocated to net tangible liabilities, including cash of $32,100	(10,600)
Allocated to goodwill	$320,200

The acquisition was not material, and accordingly, no pro forma results are presented. As of September 30, 2009 the goodwill was determined to be fully impaired and was consequently written off.

The 2009 Private Placement Transaction

On August 26, 2009, we received gross proceeds of approximately $2,043,000 in the first closing of our private placement transaction with six investors. Pursuant to Subscription Agreements entered into with the investors, we sold approximately 38 Investment Units at $54,000 per Investment Unit. Each “Investment Unit” consists of 180,000 shares of our common stock and a five year non-callable warrant to purchase 90,000 shares of our common stock at an exercise price of $0.30 per share. After commissions and expenses, we received net proceeds of approximately $1,792,300 upon the first closing of our private placement. In connection with the first closing, and as more fully described under Note 2 to the financial statements contained in this prospectus, certain promissory notes then outstanding were converted into shares of common stock and we issued warrants to the investors in connection with the note conversions.

On December 24, 2009, we had a second closing of our private placement in which we received additional gross proceeds of approximately $2,996,000 from approximately 30 investors. At the second closing, we sold approximately 55 Investment Units on the same terms and conditions as the Investment Units sold at the first closing. After commissions and expenses, we received net proceeds of approximately $2,650,400 in connection with the second closing of our private placement.

On December 31, 2009 and January 4, 2010 we completed a third and fourth closing of our private placement in which we received additional gross proceeds of approximately $540,000. We sold 10 Investment Units on the same terms and conditions as the Investment Units sold in the first and second closings of the private placement. After commissions and expenses, we received net proceeds of approximately $480,000 in connection with the third and fourth closings of our private placement.

Prior to our private placement, we raised aggregate proceeds of $1,700,000 in 2009 through the issuance of secured convertible promissory notes on each of March 30, May 14, and June 12. Upon the first closing of our private placement on August 26, 2009, these notes were converted into shares of our common stock.

Matters Involving our Former Chief Executive Officer and Former Director, Leonard Brandt

On April 10, 2009, our Board of Directors voted to remove Len Brandt as the CEO of the Company and appointed George Carpenter as our CEO. On the same date, Mr. Brandt resigned as Chairman of the Board, but retained his seat on the Board of Directors. On June 19, 2009, Mr. Brandt informed us of his intention to call a special meeting of Company stockholders in lieu of an annual meeting, for the purpose of unseating the other members of the Board and replacing them with his nominees. Subsequently, Mr. Brandt made multiple mailings to stockholders purporting to give notice of a meeting, scheduled multiple dates for the meeting and attempted to call and adjourn meetings on at least six occasions. Mr. Brandt failed to convene a quorum or take any action at any of these meetings.

Mr. Brandt finally attempted to call a special meeting of stockholders to be held on September 4, 2009, and purportedly held a meeting on that date, at which he claimed to have elected his own slate of directors. Subsequent to this purported meeting, Mr. Brandt filed an action under Section 225 of the Delaware General Corporation Law (“DGCL”) seeking to validate the results of that purported meeting. Mr. Brandt also filed several other actions in the Delaware Chancery Court as further described in the “Business” section of this prospectus, under the heading “Legal Proceedings”. He filed claims for breach of fiduciary duty in connection with the approval by our Board of the May 14, 2009 and June 18, 2009 bridge loans and the first closing of the private placement on August 26, 2009, and made a motion to preliminarily enjoin the voting of certain shares of our common stock and to prevent action by written consent by such stockholders. Mr. Brandt also sought a permanent injunction against the voting of these shares and to rescind their issuance. While these actions were pending, we were operating under what is commonly referred to as a “status quo” order, which maintained the Board of Directors in place immediately prior to the purported September 4 meeting (Messrs. Carpenter, Jones, Pappajohn, Thompson and Brandt, and Drs. Harbin and Vaccaro). The status quo order also placed certain restrictions on certain corporate actions during the pendency of the Section 225 action described above.

As further described in the “Business” section of this prospectus, under the heading “Legal Proceedings”, on December 2, 2009, following a two day trial, the Delaware Court of Chancery entered judgment for the Company and its incumbent directors in the Section 225 action and dismissed the action with prejudice. The entry of Judgment for the Company in the Section 225 action and dismissal of that action terminated the “status quo” order, including its restrictions on the Company’s ability to engage in certain corporate actions. The Chancery Court also denied Brandt’s motion for an injunction that sought to prevent the voting of shares issued by us in connection with our bridge financings in May and June of 2009 and the securities offering in August 2009, dismissed Mr. Brandt's counterclaims alleging breaches of duties in connection with those transactions, and dismissed with prejudice another action brought by Mr. Brandt that claimed he had not been provided with information owed to him. Finally, the Court dismissed the claims by us against Mr. Brandt, without prejudice. As further described in the “Business” section of this prospectus, under the heading “Legal Proceedings”, on January 4, 2010, Brandt filed appeals with the Supreme Court of the State of Delaware in relation to certain of the above matters, including the Section 225 action, which the Company believes are without merit and intends to vigourously defend.

On September 29, 2009, we held an annual meeting of Stockholders at which each of George Carpenter, Henry Harbin, M.D., David Jones, John Pappajohn, Jerome Vaccaro, M.D. and Tommy Thompson were elected.

As further described in the “Business” section of this prospectus, under the heading “Legal Proceedings”, we filed an action in the United States District Court for the Central District of California against Mr. Brandt and certain others in July 2009. Our complaint alleges a variety of violations of federal securities laws, including anti-fraud based claims under Rule 14a-9, solicitation of proxies in violation of the filing and disclosure dissemination requirements of Regulation 14A, and material misstatements and omissions in and failures to promptly file amendments to Schedule 13D. Mr. Brandt and the other defendants have filed counterclaims against us, alleging violations of federal securities laws relating to alleged actions and statements taken or made by us or our officers and directors in connection with Mr. Brandt’s proxy and consent solicitations. Given our victory in the Delaware Court of Chancery (which is now being appealed by Brandt), we have not determined whether or how we will pursue this action. Mr. Brandt may choose to proceed with his counterclaim.

We have expended substantial resources to pursue the defense of legal proceedings initiated by Mr. Brandt. Although the ruling by the Delaware Chancery Court appears to us to be definitive and dispositive, we will be required to expend additional resources as a result of the appeals to the Delaware Supreme Court filed by Brandt. We also do not know whether Mr. Brandt will institute new claims against us and the defense of any such claims could involve the expenditure of additional resources by the Company.

Publicly Announced Results of Clinical Trial

On November 2, 2009, we reported the results of a landmark study presented by Charles DeBattista, D.M.H, M.D., at the U.S. Psychiatric and Mental Health Congress. The poster presentation, titled Referenced-EEG® (rEEG) Efficacy Compared to STAR*D For Patients With Depression Treatment Failure: First Look At Final Results, highlighted a dramatic improvement in personalized medicine technology for use in treatment of patients with depression. In this study, our rEEG technology proved effective at predicting medication response for treatment-resistant patients approximately 65 percent of the time.

The study included 114 patients in 12 medical centers, including Harvard, Stanford, Cornell, UCI and Rush. The 12-week study found that rEEG significantly outperformed the modified STAR*D treatment algorithm. The difference, or separation, between rEEG and the control group was 50 and 100 percent for the study’s two primary endpoints. Typically, separation between a new treatment and a control group is less than 10 percent in antidepressant studies.

The study, the largest in our history, was a randomized, blinded, controlled, parallel group, multicenter study. The patients in the study experienced depression treatment failure of one or more SSRIs and/or had failure with at least two classes of antidepressants. The patients fell into two groups: 1) those treated with rEEG medication guidance, and 2) those treated with the modified STAR*D treatment algorithm.

Financial Operations Overview

Revenues

Our Laboratory Information Services revenues are derived from the sale of rEEG Reports to physicians. Physicians are generally billed upon delivery of a rEEG Report. The list prices of our rEEG Reports to physicians range from $200 to $800 with $400 being the most frequent charge.

Patient service revenue is generated as a result of providing services to patients on an outpatient basis. Patient service revenue is recorded at our established billing rates less contractual adjustments. Generally, collection in full is not expected on our established billing rates. Contractual adjustments are recorded to state our patient service revenue at the amount we expect to collect for the services provided based on amounts due from third-party payors at contractually determined rates.

Cost of Revenues

Cost of revenues are for Laboratory Information Services and represent the cost of direct labor, costs associated with external processing, analysis and consulting review necessary to render an individualized test result and miscellaneous support expenses. Costs associated with performing our tests are expensed as the tests are performed. We continually evaluate the feasibility of hiring our own personnel to perform most of the processing and analysis necessary to render an rEEG Report.

Cost of revenues for Clinical Services are not broken out separately but are included in general and administrative expenses.

Research and Development

Research and development expenses are associated with our Laboratory Information Services and primarily represent costs incurred to design and conduct clinical studies, to recruit patients into the studies, to improve rEEG processing, to add data to the CNS Database, to improve analytical techniques and advance application of the methodology to additional clinical diagnosis. We charge all research and development expenses to operations as they are incurred.

 Sales and Marketing

 For our Laboratory Information Services, our selling and marketing expenses consist primarily of personnel and media cost to inform consumers of our products and services. Additional marketing expenses are the costs of educating physicians, laboratory personnel, other healthcare professionals regarding our products and services.

For our Clinical Services, selling and marketing costs relate to advertising to attract patients to the clinic.

General and Administrative

Our general and administrative expenses consist primarily of personnel, occupancy, legal, consulting and administrative and support costs for both our Laboratory Information Services and Clinical Services businesses.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 3 to our consolidated financial statements included elsewhere in this prospectus. We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition

We have generated limited revenues since our inception. Revenues for our Laboratory Service product are recognized when an rEEG Report is delivered to a Client-Physician. For our Clinical Services, revenues are recognized when the services are performed.

Stock-based Compensation Expense

Stock-based compensation expense, which is a non-cash charge, results from stock option grants. Compensation cost is measured at the grant date based on the calculated fair value of the award. We recognize stock-based compensation expense on a straight-line basis over the vesting period of the underlying option. The amount of stock-based compensation expense expected to be amortized in future periods may decrease if unvested options are subsequently cancelled or may increase if future option grants are made.

Results of Operations for the Years Ended September 30, 2009 and 2008

As earlier described, we operate in two business segments: Laboratory Information Services and Clinical Services. Our Laboratory Information Services business focuses on the delivery of reports ("rEEG Reports") that assist physicians with treatment strategies for patients with behavioral (psychiatric and/or addictive) disorders based on the patient's own physiology. Our Clinical Services business operated through NTC provides full service psychiatric services. For comparative purposes below, our Clinical Services business which represents the operations of Neuro-Therapy Clinic are only included since its acquisition on January 15, 2008.

The following table presents consolidated statement of operations data for each of the periods indicated as a percentage of revenues.

	Year Ended September 30, 2009	Year Ended September 30, 2008

Revenues	100%	100%
Cost of revenues	19	21
Gross profit	81	79
Research and development	305	271
Sales and marketing	131	114
General and administrative expenses	555	402
Goodwill impairment	46	-
Operating loss	(956)	(708)
Other income (expense), net	(261)	13
Net income (loss)	(1217)%	(695)%

Revenues

	Year Ended September 30, 2009	Year Ended September 30, 2008	Percent Change

Laboratory Service Revenues	$120,400	$178,500	(33)%
Clinical Service Revenues	579,700	595,000	(3)%
Total Revenues	$700,100	$773,500	(9)%

With respect to our Laboratory Information Services business, the number of paid rEEG Reports delivered during the year ended September 30, 2009 decreased to 321 from 476 in 2008 while the price per report was approximately $375 in both 2009 and 2008. The reduction in revenues from the sale of our rEEG Reports is partly due to the acquisition of NTC, which was our largest customer prior to its acquisition in January 2008. Furthermore, the Company diverted its limited resources to focus on conducting and completing its clinical trial. The clinical trial was completed in September 2009 with top-line results announced in November 2009. The Company is starting to scale up its sales and marketing efforts and has entered into agreements with two payer groups to pilot the use of rEEG Reports. We expect to drive broader adoption of our rEEG technology now that the clinical trial is complete and accordingly, we anticipate that our Laboratory Service Revenues will increase in fiscal 2010.

Our Clinical Services Revenues are a result of patient billings for psychiatric services rendered. Revenues fell in 2009 compared to 2008 due to staff turnover and the focus by key staff members on the clinical trial. Currently, we anticipate that the Clinical Services business will become self-sustaining and profitable, however, we do not anticipate a significant increase in revenues generated by this business segment.

Cost of Revenues

	Year Ended September 30, 2009	Year Ended September 30, 2008	Percent Change

Cost of Laboratory Information Services revenues	$131,600	$163,200	(19)%

Cost of Laboratory Information Services revenues consists of payroll, consulting, and other miscellaneous costs. Consulting costs primarily represent external costs associated with the processing and analysis of rEEG Reports and range between $75 and $100 per rEEG Report. For the year ended September 30, 2009, cost of revenues of $131,600 consist primarily of direct labor and benefit costs of $99,600, which includes stock-based compensation and consulting fees of $29,200. For the year ended September 30, 2008, cost of revenues of $163,200 consisted primarily of direct labor and benefit costs of $108,400, including stock-based compensation and consulting fees of $48,600. We expect costs of revenues will increase as an absolute number as more rEEG Reports are processed. However, we expect cost of revenues to decrease as a percentage of revenues as we improve our operating efficiency.

Research and Development

	Year Ended September 30, 2009	Year Ended September 30, 2008	Percent Change

Laboratory Information Services research and development	$2,137,200	$2,097,300	2%

Research and development expenses consist of clinical study patient expenses, payroll and benefit costs (including stock-based compensation), patents costs, consulting fees, marketing and recruitment costs, database enhancements and maintenance, travel and conference and other miscellaneous costs. Research and development costs for the year ended September 30, 2009 totaled $2,137,200 and were largely comprised of the following: clinical study patient costs of $789,300, payroll and benefit costs of $792,100, patent costs of $213,100, consulting costs of $105,700, marketing and recruiting costs $161,100, database costs of $16,800 and travel and conference costs of $15,600. For the year ended September 30, 2008 research and development costs totaled $2,097,300 and were largely comprised of the following: clinical study patient costs of $579,100, payroll and benefit costs of $855,600, patent costs of $108,800, consulting costs of $285,000, marketing and recruiting costs $136,200, database costs of $36,400 and travel and conference costs of $50,200.

Clinical study patient costs increased by $210,200 in fiscal 2009 as our clinical trial was running for twelve months in fiscal 2009 compared to approximately nine months in fiscal 2008. Patent costs also increased in fiscal 2009 by $104,300 as a result of filing patent applications in Western Europe and marketing and recruitment expenses increased by $25,000 in fiscal 2009 as we accelerated patient enrollment in our clinical study. Conversely, payroll and benefit costs declined in fiscal 2009 by $63,500 due to changes in the staff-mix and reduced stock compensation and bonus expenses and consulting expenses declined by $179,300 as expertise was brought in-house and the clinical trial moved beyond the design stage which involved the use of consultants. In fiscal 2009, database costs fell by $19,600 compared to fiscal 2008 as the company reduced development efforts relating to the CNS Database.

The level of research and development costs are anticipated to remain at a high level as the Company will continue to conduct clinical studies and plans to expand the pharmacological range and improve the functionality of its CNS Database. The Company is also applying for grants which, if obtained, will help the Company accelerate its research and development efforts.

Sales and marketing

	Year Ended September 30, 2009	Year Ended September 30, 2008	Percent Change
Sales and Marketing
Laboratory Information Services	$908,500	$847,600	7%
Clinical Services	7,300	33,800	(78)%
Total Sales and Marketing	$915,800	$881,400	4%

Sales and marketing expenses associated with our Laboratory Information Services business consist primarily of payroll and benefit costs, consulting fees, marketing costs, computer services, travel and conference costs and miscellaneous costs. Sales and marketing expenses for fiscal 2009 were comprised of the following: payroll and benefit costs of $596,200, consulting fees of $82,400, marketing costs of $147,600, computer services costs of $31,700, and travel and conference costs of $40,600. For fiscal 2008 the company incurred: payroll and benefit costs of $403,000, consulting fees of $221,100, marketing costs of $18,500, computer services costs of $25,000, and travel and conference costs of $110,900.

In fiscal 2009, payroll and benefits increased by $193,200 principally as a result of the hiring of a Vice President for commercial operations and additional sales and support staff. This increase was partially offset by a reduction in consulting fees of $138,900 as marketing expertise was brought in house. Marketing expenses increased in fiscal 2009 by $129,100 in an effort to advertise our rEEG technology to service providers and consumers. This was partly offset by a reduction in travel and conference costs of $70,300.

In fiscal 2010, we anticipate that sales and marketing expenses for Laboratory Information Services will increase as we plan to increase our Direct-to-Consumer marketing. Additionally, with the successful completion of our clinical trial, we plan to introduce our rEEG technology to additional psychiatric providers and medical insurance payers in fiscal 2010, which will also increase our sales and marketing costs.

Clinical Services sales and marketing expenses consist of advertising in various media so as to attract patients to our clinic in Denver. We do not anticipate materially increasing sales and marketing expenses relating to our Clinical Services business in fiscal 2010.

General and administrative

	Year Ended September 30, 2009	Year Ended September 30, 2008	Percent Change
General and administrative
Laboratory Information Services	3,217,800	$2,349,000	35%
Clinical Services	669,600	756,700	(12)%
Total General and administrative	$3,887,400	$3,105,700	25%

General and administrative expenses for our Laboratory Information Services business are primarily related to salaries and benefits (including stock-based compensation), legal and other professional fees, consulting services, general administration and occupancy costs, dues and fees, marketing and investor relations, and travel and conferences. For the year ended September 30, 2009 these expenses were as follows: Salaries and benefits $792,700, legal fees $1,362,000, other professional fees $151,300, consulting costs $369,700, general administration and occupancy costs $183,000, dues and fees $80,000, marketing and investor relations $86,500, and travel and conference costs $69,800. For the year ended September 30, 2008 these expenses were: Salaries and benefits $1,420,900, legal fees $193,900, other professional fees $157,800, consulting costs $94,600, general administration and occupancy costs $189,300, dues and fees $46,300, marketing and investor relations $112,800, and travel and conference costs of $78,100.

Changes in general and administrative expenditures in 2009 were as follows: Salaries and benefit costs decreased by $628,200 as a result of staff reductions, including the termination of our former CEO Leonard Brandt in April 2009, a non-recurring bonus expense of $69,900 declared in 2008 that did not reoccur in 2009 and as a result of stock based compensation charges falling $214,900 in fiscal 2009 compared to the prior year period. Partly offsetting the reduction in salaries and benefits was an increase in consulting fees of $275,100 as a result of the hiring of consultants to perform functions previous undertaken by salaried employees. Legal fees increased by $1,168,100 in 2009 principally due to costs associated with defending against lawsuits brought by our former CEO and Chairman of the Board, Leonard Brandt, as well as our fund raising efforts. Dues and fees increased by $33,800 in 2009 as a result of the payment of Delaware Franchise taxes for 2009, Blue Sky filings necessitated by our private placement, and increased transfer agent fees associated with the holding of our annual stockholders’ meeting. Certain other costs categories decreased in 2009 including marketing and investor relations costs which decreased by $26,300.

The company incurred certain miscellaneous charges in 2009 which included Delaware Franchise Tax assessments for fiscal 2007 and 2008 totaling $74,400; additionally, the company accrued for a $34,800 payroll tax assessment which was related to 2006, and a write-off of $22,600 of doubtful debts. In 2008 the company wrote off $56,900 in costs associated with a financing effort that did not materialize.

General and administrative expenses for our Clinical Services business for the year ended September 30, 2009 were $669,600 which includes all costs associated with running the clinic, including all payroll costs, medical supply costs, occupancy costs and other general and administrative costs. These costs declined $87,100 from $756,700 in 2008 primarily due to lower patient volume.

Goodwill impairment charges

During the fiscal year 2009, we conducted a goodwill impairment test and determined that all of the goodwill related to the NTC acquisition was impaired. Accordingly, we recorded a goodwill impairment charge of $320,200 for the year ended September 30, 2009.

Other income (expense)

	Year Ended September 30, 2009	Year Ended September 30, 2008	Percent Change

Laboratory Information Services (Expense), net	$(1,822,700)	$104,600	*
Clinical Services (Expense)	(200)	(600)	33%
Total interest income (expense)	$(1,822,900)	$104,000	*
* not meaningful

With respect to our Laboratory Information Services business, we incurred a $90,000 financing fee in connection with the bridge note issued to Mr. Pappajohn on June 12, 2009, $20,900 in interest expenses on the bridge notes issued to Mr. Brandt and Sail Venture Partners. Additionally, $1,058,000 of expenses associated with the valuation of bridge warrants and $642,000 associated with the value of the beneficial conversion feature of the bridge notes were written off to interest expense upon conversion of the bridge notes. Furthermore, $13,300 of interest expense was incurred on long-term debt issued in connection with our acquisition of NTC. These expenses were offset by interest income of $9,500 for the fiscal year ended September 30, 2009 from interest bearing accounts. For the fiscal year ended September 30, 2008, interest income of $127,000 was earned on cash in interest bearing accounts. This was offset by $22,000 of interest expense on long term debt.

Net Loss

	Year Ended September 30, 2009	Year Ended September 30, 2008	Percent Change

Laboratory Information Services net loss	$(8,451,300)	$(5,166,200)	64%
Clinical Services net loss	(70,900)	(205,300)	(35)%
Total Net Loss	$(8,522 ,200)	$(5,371,500)	59%

The increase in net loss for Laboratory Information Services of $3.28 million for the year ended September 30, 2009 is due primarily to charges associated with our bridge note financings of $1.83 million, including the discount on bridge notes and the value of the beneficial conversion features of the notes; and a $1.17 million increase in legal fees primarily relating to costs incurred in defending against lawsuits brought by our former CEO and Chairman of the Board, Leonard Brandt. The impairment write down of goodwill associated with our acquisition of NTC added a further $320,200 to the loss.

The decrease in the net loss for Clinical Services of $134,400 for the year ended September 30, 2009 is primarily due to reduced marketing expenses and reduced general and administrative expenses.

We expect to incur a net loss in fiscal 2010 as we continue improving our rEEG technology and focus on the commercialization of our products.

Liquidity and Capital Resources

Since our inception, we have incurred significant losses and, as of September 30, 2009, we had an accumulated deficit of approximately $25.2 million. We have not yet achieved profitability and anticipate that we will continue to incur net losses for the next year. We expect that our research and development, selling and marketing and general and administrative expenses will continue to grow and, as a result, we will need to generate significant product revenues to achieve profitability. We may never achieve profitability.

As of September 30, 2009 we had approximately $0.99 million in cash and cash equivalents and a working capital deficit of approximately $1.1 million compared to approximately $2.0 million in cash and cash equivalents and a working capital balance of approximately $0.83 million at September 30, 2008.

Upon closing of the second, third and fourth tranches of our private placement on December 24, 2009, December 31, 2009, and January 4, 2010, respectively, we raised a further $3,130,400 net of closing costs.

Sources of Liquidity

Since our inception substantially all of our operations have been financed primarily from equity and debt financings. Through September 30, 2009, we had received proceeds of $10.6 million from the sale of stock, $4.8 million from the issuance of convertible promissory notes and $220,000 from the issuance of common stock to employees in connection with expenses paid by such employees on behalf of the company.

Cash Flows

Net cash used in operating activities was $4.6 million for the fiscal year ended September 30, 2009 compared to $3.7 million for fiscal year ended September 30, 2008. The increase in cash used of $0.9 million was primarily attributable to increased legal fees associated with the Brandt litigation, our private placement and bridge financings, investigation of FDA licensure issues and the filing of patent applications.

Net cash used in investing activities was $2,000 for the purchase of office equipment for the fiscal year ended September 30, 2009 as compared to $74,600 for the fiscal year ended September 30, 2008. Our 2008 investing activities related to the acquisition of the Neuro-Therapy Clinic and the purchase of furniture and equipment for our offices.

Net cash proceeds from financing activities for the fiscal year ended September 30, 2009 were $1.8 million, net of offering costs, raised on August 26, 2009 in connection with the first closing of our private placement transaction; $1.7 million raised in bridge financing transactions (which ultimately converted into equity as further described under Note 2 to the Financial Statements included elsewhere in this prospectus), and $295,500 due to the exercise of options and warrants. These proceeds were partly offset by the repayment of a convertible promissory note, with accrued interest, totaling $92,600 and the repayment of $86,700 on a promissory note issued to Daniel Hoffman in connection with our acquisition of NTC. Net cash used by financing activities in 2008 primarily related to the payment of $60,600 on a promissory note in connection with our NTC acquisition.

Contractual Obligations and Commercial Commitments

As of September 30, 2009, we had a contractual obligation to pay the remaining balance on a promissory note of $118,600 issued in connection with our acquisition of NTC, which bears interest at a rate of 8% per annum. As our leases are expiring within the next few months (or have expired in the case of the lease for our head office location), contractual obligations associated with our leases are immaterial. As of September 30, 2008, the balance outstanding on the aforementioned promissory note was $225,000 and our obligations for leased space were $129,800. Please see Note 10 to our Consolidated Financial Statements included elsewhere in this prospectus for further details.

On January 22, 2010, we moved to our new leased facility for our headquarters and Laboratory Information Services business, located at 85 Enterprise, Suite 410, Aliso Viejo, California 92656. We entered into a 36 month lease for the 2,023 square foot facility, which expires on January 31, 2013. The average cost of the lease for the period is $3,642 per month.

Operating Capital and Capital Expenditure Requirements

We expect to continue to incur operating losses in the future and to make capital expenditures to expand our research and development programs (including upgrading our CNS Database) and to scale up our commercial operations and marketing efforts. We expect that our existing cash will be used to fund working capital and for capital expenditures and other general corporate purposes, including the repayment of debt incurred as a result of our litigation with Brandt. Although we recently received net proceeds of $3.13 million on December 24, 2009, December 31, 2009, and January 4, 2010 upon the second, third and fourth closings of our private placement, we anticipate that our cash on hand (including the proceeds received from such closings) and cash generated through our operations will not be sufficient to fund our operations for at least the next 12 months. We therefore anticipate raising additional funds in the future.

The amount of capital we will need to conduct our operations and the time at which we will require such capital may vary significantly depending upon a number of factors, such as:

•
 the amount and timing of costs we incur in connection with our research and product development activities, including enhancements to our CNS Database and costs we incur to further validate the efficacy of our rEEG technology;

•	the amount and timing of costs we incur in connection with the expansion of our commercial operations, including our selling and marketing efforts;

•
 whether we incur significant additional legal fees in our litigation with Brandt in relation to his pending counterclaims in the United States District Court or his appeals pending with the Supreme Court of the State of Delaware; and

•	if we expand our business by acquiring or investing in complimentary businesses.

Until we can generate a sufficient amount of revenues to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity offerings, debt financings, borrowings or strategic collaborations. The issuance of equity securities may result in dilution to stockholders. We do not know whether additional funding will be available on acceptable terms, or at all, especially given the economic conditions that currently prevail. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more research and development programs or selling and marketing initiatives, and implement other cost saving measures.

Income Taxes

Since inception, we have incurred operating losses and, accordingly, have not recorded a provision for federal income taxes for any periods presented. As of September 30, 2009, we had net operating loss carryforwards for federal income tax purposes of $20.8 million. If not utilized, the federal net operating loss carryforwards will expire beginning in 2028. Utilization of net operating loss and credit carryforwards may be subject to a substantial annual limitation due to restrictions contained in the Internal Revenue Code that are applicable if we experience an “ownership change”. The annual limitation may result in the expiration of our net operating loss and tax credit carryforwards before they can be used.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements or financing activities with special purpose entities.

BUSINESS

With respect to this discussion, the terms “we” “us” “our” “CNS” and the “Company” refer to CNS Response, Inc., a Delaware corporation and its wholly-owned subsidiaries CNS Response, Inc., a California corporation (“CNS California”), Colorado CNS Response, Inc., a Colorado corporation (“CNS Colorado”) and Neuro-Therapy Clinic, Inc., a Colorado professional medical corporation and a wholly-owned subsidiary of CNS Colorado (“NTC”).

Background

CNS Response, Inc. was incorporated in Delaware on July 10, 1984, under the name Mammon Oil & Gas, Inc. Prior to January 16, 2007, CNS Response, Inc. (then called Strativation, Inc.) existed as a “shell company” with nominal assets whose sole business was to identify, evaluate and investigate various companies to acquire or with which to merge. On January 16, 2007, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CNS Response, Inc., a California corporation formed on January 11, 2000 (“CNS California”), and CNS Merger Corporation, a California corporation and our wholly-owned subsidiary (“MergerCo”) pursuant to which we agreed to acquire CNS California in a merger transaction wherein MergerCo would merge with and into CNS California, with CNS California being the surviving corporation (the “Merger”). On March 7, 2007, the Merger closed, CNS California became our wholly-owned subsidiary, and on the same date we changed our corporate name from Strativation, Inc. to CNS Response, Inc. Simultaneous with the closing of the Merger, we received gross proceeds of approximately $7.0 million from the first closing of a private placement transaction with institutional investors and other high net worth individuals. On May 16, 2007, we completed a second closing of the private placement which resulted in $797,300 of additional gross proceeds to us. After commissions and expenses, we received net proceeds of approximately $6.7 million in the private placement.

Overview

CNS Response is a life sciences company with two distinct business segments. Our Laboratory Information Services business operated by CNS California, which we consider our primary business, is focused on the research, development, and commercialization of a patented system that guides psychiatrists and other physicians/prescribers to determine a proper treatment for patients with behavioral (psychiatric and/or addictive) disorders. Our Clinical Services business operated by NTC is a full service psychiatric clinic.

Laboratory Information Services

Traditionally, prescription of medication for the treatment of behavioral disorders (such as depression, bipolar disorders, eating disorders, addiction, anxiety disorders, ADHD and schizophrenia) has been primarily based on symptomatic factors, while the underlying physiology and pathology of the disorder is rarely able to be analyzed, often resulting in multiple ineffective, costly, and often lengthy, courses of treatment before effective medications are identified. Some patients never find effective medications.

We believe that our technology offers an improvement upon traditional methods for determining a course of medication for patients suffering from nonpsychotic behavioral disorders because our technology is designed to correlate the success of courses of medication, with the neurophysiological characteristics of a particular patient. Our technology provides medical professionals with medication sensitivity data for a subject patient based upon the identification and correlation of treatment outcome information from other patients with similar neurophysiologic characteristics. This treatment outcome information is contained in a proprietary outcomes database that consists of over 17,000 medication trials for patients with psychiatric or addictive problems (the “ CNS Database ”). For each patient in the CNS Database, we have compiled electroencephalographic (“ EEG ”) scans, symptoms and outcomes often across multiple treatments from multiple psychiatrists and physicians. This patented technology, called “Referenced-EEG®” or “rEEG®” represents an innovative approach to identifying effective medications for patients suffering from debilitating behavioral disorders.

With rEEG®, physicians order a digital EEG for a patient, which is then evaluated with reference to the CNS Database. By providing this reference correlation, an attending physician can choose a treatment strategy with the knowledge of how other patients having similar brain function have previously responded to a myriad of treatment alternatives. Analysis of this complete data set yielded a platform of 74 quantitative biomarkers that have shown utility in characterizing patient response to diverse medications. This platform then allows a new patient to be characterized, based on these 74 biomarkers, and the database to be queried to understand the statistical probability of how patients with similar brain patterns have previously responded to the medications currently in the database. This technology allows us to create and provide simple reports (“ rEEG Reports ”) to the prescriber that summarizes historical treatment success of specific medications for those patients with similar brain patterns. It provides neither a diagnosis nor specific treatment, but like all lab results, objective, evidenced-based information to help the prescriber in their decision-making.

Our Laboratory Information Services business is focused on increasing the demand for our rEEG Reports. We believe the key factors that will drive broader adoption of our rEEG Reports will be acceptance by healthcare providers and patients of their benefit, demonstration of the cost-effectiveness of using our technology, reimbursement by third-party payers, expansion of our sales force and increased marketing efforts.

In addition to its utility in providing psychiatrists and other physicians/prescribers with medication sensitivity guidance, rEEG provides us with significant opportunities in the area of pharmaceutical development. rEEG, in combination with the information contained in the CNS Database, has the potential to be able to identify novel uses for neuropsychiatric medications currently on the market and in late stages of clinical development, as well as aid in the identification of neurophysiologic characteristics of clinical subjects that may be successfully treated with neuropsychiatric medications in the clinical testing stage. We intend to enter into relationships with established drug and biotechnology companies to further explore these opportunities, although no relationships are currently contemplated. The development of biomarkers as the new method for identifying the correct patient population to research is being encouraged by both The National Institute of Mental Health (NIMH) and The Food and Drug Administration (FDA).

Clinical Services

In January 2008, we acquired our largest customer, NTC, located in Colorado. Upon the completion of the transaction, NTC became our wholly-owned subsidiary. At the time, NTC operated one of the largest psychiatric medication management practices in the state of Colorado, under contracts with national health plans. Daniel A. Hoffman, M.D. is the medical director at NTC, and, after the acquisition, became our Chief Medical Officer and more recently, our President.

NTC, having performed a significant number of rEEG’s, serves as an important resource in our product development, the expansion of our CNS Database, production system development and implementation, along with the integration of our rEEG services into a medical practice. Through NTC, we also expect to successfully develop marketing and patient acquisition strategies for our Laboratory Information Services business. Specifically, NTC is learning how to best communicate the advantages of rEEG to patients and referring physicians in the local market. We will share this knowledge and develop communication programs which can be generalized to physicians using our services throughout the country, which we believe will help drive market acceptance of our services. In addition, we plan to use NTC to train practitioners across the country in the uses of rEEG technology.

We view our Clinical Services business as secondary to our Laboratory Information Services business, and we have no current plans to significantly expand this business.

Laboratory Information Services

The Challenge and the Opportunity

The 1990’s were known as “the Decade of the Brain,” a period in which basic neuroscience yielded major advances in drug discovery and neurotherapy. Several trends have emerged which may propel significant adoption of these advances over the next decade:

•
Comparative Effectiveness Research is incorporated into the Obama health plan. The cost to treat Americans under care for depression and other mental illnesses rose by nearly two-thirds from $35 billion to $58 billion in the last 10 years, according to a recent report from the Agency for Healthcare Research and Quality. Finding more cost-effective treatment modalities in mental disorders will be critical to successful health care reform;

•
Mental Health Parity Act (Parity Act) requires payers, beginning in 2010, to pay for behavioral medications and treatments using the same standards for evidence and coverage as they currently use for medical/surgical treatments;

•
According to a recent RAND report, 275,000 returning military personnel from the Iraq and Afghanistan theatres suffer from Major Depression, Post Traumatic Stress Disorder (PTSD), traumatic brain injury; and

•
Consumers have emerged as active decision makers in behavioral treatment, driven by over $4.8 billion in annual Pharma direct-to-consumer advertising and the internet. At the same time, media costs for reaching those consumers are at historic lows.

Today, there are over 100 prescription drugs available to patients suffering from a behavioral disorder, representing one of the largest and fastest-growing drug classes. Unfortunately, psychotropic drugs often do not work, or lose their effect over time, and over 17 million Americans who have failed two or more medication treatments are now considered “treatment resistant”. For these patients, the conventional “trial and error” method of prescribing psychotropic drugs has resulted in low efficacy, high relapse and treatment discontinuation rates, significant patient suffering and billions in additional cost to payers.

We believe we are the ﬁrst company to create a biomarker database that correlates a patient’s response to major drug classes and speciﬁc medications with their individual brain physiology. We developed this tool to improve pharmacotherapy outcomes, particularly in treatment resistant patients, a particularly expensive patient population with profound unmet clinical needs. Our rEEG technology has been used by physicians to guide prescribing in behavioral disorders such as depression, anxiety, anorexia, OCD, bipolar, ADHD, addiction and others.

rEEG® was developed by a pathologist/psychiatrist who recognized that correlation of a patient’s unique brain patterns to known long-term medication outcomes in similar patients might significantly improve therapeutic performance. This approach — commonly referred to as Personalized Medicine, and exemplified by biomarker companies such as Genomic Health (GHDX) — is in the process of transforming both clinical practice and the pharmaceutical industry.  CNS Response brings this science to behavioral medicine, where the unmet clinical need is well-documented, expensive, and growing.

The rEEG® Method

rEEG® Reports are offered as a service, much like a reference lab, in which standard electroencephalogram (EEG) readings are referenced to a biomarker database to suggest patient-specific probabilities of response to different medications.  EEG recording devices are widely available, inexpensive to lease, and are available in most cities by independent mobile EEG providers.

The service works as follows:

•	Patients are directed to a national rEEG® provider, who performs a standard digital EEG.

•	EEG data is uploaded over the web to our central analytical laboratory.

•	We analyze the data against the CNS Database for patients with similar brain patterns.

•	We provide a report describing the probability of patient success with different medication options (much like an antibiotic sensitivity report commonly used in medicine).

•	The rEEG® Report is sent back to the doctor, typically the next day.

Treatment Decisions Made by Licensed Professionals

With the exception of our subsidiary, the Neuro-Therapy Clinic based in Denver, CO, we do not currently operate our own healthcare facilities, employ our own treating physicians or provide medical advice or treatment to patients. Physicians who contract for our rEEG Reports own their own facilities or professional licenses, and control and are responsible for the clinical activities provided on their premises. Patients receive medical care in accordance with orders from their attending physicians or providers. Physicians who contract for rEEG Reports are responsible for exercising their independent medical judgment in determining the specific application of the information contained in the rEEG Reports, and the appropriate course of care for each patient. Following the prescription of any medication, Physicians are presumed to administer and provide continuing care treatment.

Estimated Market for rEEG Reports

Currently, the wholesale (direct to physician) price for standard rEEG testing is $400 per test, and the retail (payer and consumer) price is approximately $800.  Thus far, payments have typically been from psychiatrists whose patients pay privately for the rEEG® Report.  The National Institute of Mental Health (NIMH) estimates that only 12.7% of patients get minimally effective treatment, with over 17 million Americans now classified as “treatment resistant”, meaning they’ve failed to find relief after trying two or more medications.

We therefore estimate the potential market for our rEEG Reports at $1.7 billion annually, based on an addressable market of 17 million Treatment Resistant patients, with only 12.5% of patients seeking care and complying with treatment.  Now that we have completed our clinical trial (please see page 42 Laboratory Services Accomplishments for further information on our clinical trial), we intend to place greater emphasis on the marketing of our rEEG technology to physicians, consumers and payers.

Path to Adoption

Several biomarker firms have successfully commercialized products that predict medication response, including Genomic Health’s OncotypeDx which predicts response to chemotherapy, and Roche/Affymetrix Cytochrome P450 test which shows how each patient is likely to metabolize a given antidepressant.  We are following the paths to adoption used by these successful biomarker firms by focusing on growth in three stages:

(1)           Private pay market.

Consumers and private-pay psychiatrists drive over 33% of the market for psychiatric visits, and a significant proportion of all licensed psychiatrists now describe themselves as private pay only.  We believe consumers who have experienced treatment failure will seek out our network of physicians once they become aware of the successful outcomes demonstrated in our clinical trial.

During 2008, the recruiting for our Depression Efficacy Trial (the Depression Efficacy Trial is further described under the heading Laboratory Services Accomplishments on page 42) generated many important lessons about integrated marketing for our rEEG® service.  By using a media mix of web, radio and TV, interested patients were delivered into the trial at an average cost of $40-$68 per contact.  We will continue to pursue integrated consumer marketing as a means to introduce interested patients to our rEEG® provider network.

To drive growth in private pay, consumer-driven rEEG testing, we plan to do the following:

•
Grow our focused physician network: We currently have 51 active practicing physicians utilizing rEEG in their practices, defined as having paid for testing within the last 12 months. An additional 52 physicians are currently involved in training or clinical trials utilizing rEEG. Physicians who become “power users” (which we define as physicians who conduct several tests per month) report significantly better results than casual users of rEEG technology, and have certain economies of scale in using the test in their practices. Similar to the adoption of LASIK technology in consumer-driven opthalmology, successful practices using rEEG have reported that as their word-of-mouth referrals increase, their procedure billings increase, and their average patient visits decrease (as patients improve). Accordingly, their patient turnover may increase over time, requiring additional marketing efforts to grow their practice volume.

We plan to focus on supporting these power users through direct marketing, clinical practice support (patient intake, scheduling, washout support and reporting), and technical support. This focused network approach has been successful in other specialties (for example, in organ transplant networks and in disease management) because it is easier to sell to payers, facilitates data collection, and is more cost-effective in delivering care even at higher provider margins.

•
 Increase unit pricing:  Currently, the wholesale (direct-to-physician) price for standard rEEG testing is $400 per test, and the retail (payer and consumer) is approximately $800.   We anticipate that our pricing will be increased over time with greater acceptance of the test as a standard of care, rewarding power users for committed volume and affording improvement in test margins overall.

•
Utilize our product laboratory:  In 2008, we purchased the psychiatric clinic in Denver, CO founded by our Chief Medical Officer, Daniel Hoffman, MD.  The clinic currently serves as a platform for perfecting rEEG workflow, information systems, product development and research.  We also test local marketing strategies in Denver which can then be generalized to other rEEG® network clinics.  The Denver clinic may ultimately become a national Center of Excellence for neuropsychiatry, where insurers may direct certain treatment-resistant patients.

•
Scalable platform for delivery:  During 2008, significant development effort was focused on production systems and lab infrastructure to accommodate potential growth in the production volume of our rEEG Reports.  Our current production application is able to accommodate up to 100 tests per day without additional manpower.  In addition to providing scalable capacity, the production system provides for online delivery of tests and delivery of test data to physicians’ desktops.  Currently, we are investing in projects to reduce or eliminate the remaining manual processes in test production:  “artifacting” of EEG data and Neurologist review of each case.  It is estimated that these processes will, over time, be replaced with validated algorithms and/or post-facto sampling for quality assurance.

(2)           Payer economic trials.

Health plans currently spend over $30 billion on psychotropic medications each year according to the Substance Abuse and Mental Health Services Administration (SAMHSA), and most are aware that these agents only work on about 30% of patients who take them.  The lack of medication adherence and poor treatment outcomes in behavioral health have been longstanding issues for payers, but they’ve lacked a targeted, cost-efficient approach to solve the problem.

Presently, rEEG is not a reimbursable procedure for most health care payers.  Initially, payer  response to most new technologies is a reflexive denial of coverage, regardless of the superiority of evidence or economics.  Over time, however, certain payers may adopt technologies which confer a clear marketing or underwriting advantage, or which protect them from legal claims for reimbursement under new legislation (e.g. Parity).  Because of this, it is possible that with sufficient marketing efforts, we may shift payer “fear of adoption” to “fear of not adopting” and increase the number of payers that approve our rEEG Reports as a reimbursable expense.

We intend to prove that our rEEG Reports are a compelling value for payers through independent research, budget impact models, and payer pilots (economic trials):

•	Evidence for payers: We will share well-designed research on rEEG® efficacy, showing the weight of superior evidence in controlled and real-world clinical trials and case series.

For example, in 2008, the Center for Health Economics, Epidemiology, and Science Policy of United BioSource evaluated current evidence supporting the utility of rEEG® in guiding treatment of treatment-resistant depression vs. other guidelines commonly used by insurance companies and managed care payers.   They reported:

“Referenced-EEG® was associated with relatively high remission rates in Treatment Resistant Depression with reasonable levels of evidence.  ... In conclusion, the evidence supporting rEEG® appears superior to that supporting American Psychiatric Association (APA) or Texas Medication Algorithm Project (TMAP) treatment guidelines for TRD and certainly the results of the Sequenced Treatment Alternatives to Relieve Depression (STAR*D) Level 3 and Level 4 studies that are commonly used by payers.”

•
Parity: In 2010, Mental Health Parity Act (Parity Act) will change all payers’ coverage criteria, requiring equal coverage for behavioral and medical therapies, using the same coverage criteria and evidence. Milliman Global Actuarial Services estimates a 1-3% increase in overall health costs resulting from a significant increase in behavioral health expenditures driven by the Parity Act. Of particular interest to us, however, is the specific language in the Parity Act which requires that coverage of a scope-of-service for one type of diagnosis (for example: a Neurologist performing a diagnostic EEG for Epilepsy) be applied equally as the use of an EEG by a Psychiatrist for medication management.

•
Budget Impact Model:    A Budget Impact Model for rEEG® has been developed by Analysis Group Economics based on the published research of Kessler, Russell, and others covering the cost of treatment failure in mental disorders.  Modeling the economic impact of rEEG® in a health plan with five million members, we estimate that full utilization of rEEG® in treatment-resistant depression, anxiety, bipolar and ADHD could save $8,500 per treatment resistant member for a savings of $45 million per year.

•
Economic Trials: Economic Trials are intended to demonstrate the comparative effectiveness of rEEG versus prevailing Trial & Error medication management through pilot programs within a payer’s own population.  Although no payer is currently reimbursing physicians for the use of rEEG technology, we are currently negotiating pilot programs for reimbursement coverage with several of the nation’s largest payers, representing over 80 million covered lives.

One example of the payer appeal was outlined in an advisory issued last year by the actuarial firm Milliman Global:

“One innovative company has come up with an interesting method to help doctors treat patients who have previously been defined as treatment-resistant. Instead of using the trial and error method to find an appropriate medication for these patients, a form of digital electroencephalography (EEG) is used to identify abnormal patient physiology. The results of this EEG are then used in combination with a database containing over 1,600 patients and 13,000 medication trials to select the most efficacious drug(s). Initial outcomes indicate a high success rate (75%) for participants in this program.

Quality initiatives to increase effective treatment of behavioral disorders with psychotropic drugs will result in preferred outcomes for all involved. If patients are using the "correct" drug and doing so in accordance with established medical guidelines, their all around health will improve. Payers who implement similar quality initiatives will also benefit by getting greater value in their healthcare spending, and hopefully, reducing total healthcare costs down the road as members get healthier and stay healthier.  Even employers will benefit with reduced healthcare costs, fewer sick days and disability days, and increased productivity.”

Milliman Global Client Advisory, August 2008.

(3)           Full payer coverage.

Full reimbursement of referenced-EEG is likely to follow successful direct-to-consumer adoption of the rEEG test, along with continued release of confirmatory rEEG research in peer-reviewed publications.  Following the example of the biomarker firms discussed above, it appears possible to accelerate the effect of these initiatives in the following ways:

•
Patient Advocacy:   we believe that some components of the rEEG test may be billable to payers under Mental Health Parity Act.  Historically, patients of our physician network providers, and those in our own clinic in Colorado, have paid out of pocket for rEEG testing and then sought reimbursement from their insurance carrier.  Although these providers frequently furnish information to support these claims, the success of their prosecution by patients is unclear.

Accordingly, we intend to follow the example of biomarker firms such as Genomic Health, which developed Patient Advocacy services where patient claims were documented and tracked, and the company helped organize the advocacy of each claim with third party payers. Using this approach, Genomic Health was able to win a retrospective reversal of claim denials for its test from Medicare (the Centers for Medicare and Medicaid Services) in 2006.

•
Guideline development :   we intend to continue internal and externally-sponsored clinical research to prove the efficacy of our technology to professional associations, such as the American Psychiatric Association.  We believe that with strong clinical results, professional associations may endorse rEEG in their treatment guidelines, which may drive full payer coverage.

We also believe that the inclusion of historical and new rEEG research in Comparative Effectiveness studies conducted under the Agency for Healthcare Research and Quality (AHRQ) would be a significant milestone.  As a consequence of this recent focus on cost-effective treatment, an unprecedented level of funding has been made available under the Economic Recovery Act, the budgets for NIH and AHRQ, and earmarked budgets for Defense and the Veterans Association (VA).  We intend to pursue research opportunities with several external sponsors of research, including:

•	the National Institutes of Mental Health, focusing on the cost-effectiveness of rEEG as a more deployable version of brain imaging to guide prescribing;

•	the Department of Defense and the Veterans Administration, to address the potential for rEEG in treating returning soldiers with PTSD and Major Depression; and

•	the Centers for Medicare and Medicaid Services (CMS), as a mechanism for improving quality and cost performance in programs that spend billions on psychotropic medications.

Laboratory Services Accomplishments

Over the last few years, we have been primarily focused on proving the efficacy of rEEG-guided treatments through multiple clinical trials.  The largest of these — the Depression Efficacy Trial — was a multi-center, randomized, parallel controlled trial completed in 2009 at 12 medical centers, including Harvard, Stanford, Cornell, UCI and Rush.  The study began in late 2007 and was completed in September 2009, screening 465 potential subjects with Treatment Resistant Depression and ultimately randomizing 114 participants to a 12-week course of treatment utilizing rEEG in the experimental group, and a modified STAR*D algorithm in the control group (STAR*D, or Sequenced Alternatives to Relieve Depression, was a large, seven-year study sponsored by the National Institute of Mental Health and completed in 2006).   Top-line results were consistent with previous clinical trials of rEEG:

•
The study found that rEEG significantly outperformed the modified STAR*D treatment algorithm from the beginning.  The difference, or separation, between rEEG and the STAR*D control group was 50 and 100 percent for the study’s two primary endpoints.  By contrast, separation between a new treatment and a control group often averages less than 10 percent in antidepressant studies.  Interestingly, separation was achieved early (week 2) and durable, continuing to grow through week 12.

•
The control group in this case, STAR*D, was a particularly tough comparator, representing a level of evidence-based depression care that is available to only 10% of the US population, according to one of the study’s authors.

•	Statistical significance (p < .05) was achieved on all primary and most secondary endpoints.

In the course of undertaking the study, we also gained insights into marketing of the rEEG technology, highlighting aspects of marketing which proved to be more successful than others.  Furthermore, we also developed a foundation for commercialization of the rEEG technology with insurance companies, and signing a payer group, Cal Optima (a Southern California health plan for Medicare/Medicaid enrollees), to run a pilot study with us.  A second large insurer is in the process of negotiating a pilot study.  Additionally, over the course of the last few years, much time has been spent securing sufficient financing to continue our operations and ensure that the clinical trial was completed.

Going forward, we plan to continue expanding the CNS Database with the addition of more pharmaceuticals and their respective outcomes.  Additionally, we plan on improving the functionality and clinical utility of our rEEG Reports, in order to improve adoption and compress the training period necessary for physicians to become proficient with the report.  Finally, we plan to increase and refine our marketing efforts to consumers and psychiatrists, and expand our effort to obtain regular insurance reimbursement for rEEG-guided therapies.

Use of rEEG Technology in Pharmaceutical Development

In addition to its utility in providing psychiatrists and other physicians with medication sensitivity guidance, rEEG provides us with significant opportunities in the area of pharmaceutical development.  In the future, we aim to use our propriety data and processes to advance central nervous system (CNS) pharmaceutical development and economics, in one or more of the following ways:

•
Enrichment :   selecting patients for clinical trial who not only have the symptoms of interest, but are shown by rEEG® screening to likely respond to the developer’s drug.  An oft-cited example is the antidepressant Prozac, which failed several clinical trials before it achieved success in two separate trials.  The ability to design trials in which exclusion criteria identify and exclude patients who are clearly resistant, as determined by rEEG, has the potential to sharpen patient focus and productivity in clinical trials of psychotropic medications.

•
 Repositioning : rEEG® may suggest new applications/indications of existing medications.  For example, Selective Serotonin Reuptake Inhibitors Antidepressants (SSRI’s) are now commonly given by primary care physicians for depression and other complaints, but often produce unwanted side effects or inadequate results.  The ability to biomarker patients who respond better to tricyclics (TCA’s), or combinations of TCA’s and stimulants, offers the potential for new indications for existing compounds.

•
 Salvage :   resuscitation of medications that failed phase II or III studies.   One example of this opportunity is Sanofi-Aventis’ unsuccessful PMA filing for Rimonabant, a promising  anti-obesity/cardiometabolic compound which was denied approval in the U.S. due to CNS side-effects in their clinical trial populations.  Being able to screen out trial participants with resistance to a certain medication is an application for rEEG, and could create “theranostic” products (where an indication for use is combined with rEEG) for compounds which have failed  to receive broader approval.

•
 New Combinations :   unwanted adverse effects occur with medications in fields from cancer to hepatitis. The ability to improve these medications, in combination with psychotropics, may improve safety, compliance, and, sometimes, patient outcomes.

•	Decision Support : improved understanding supports improved decision making at all levels of pharmaceutical development.

Competition

Comparable Biomarker Companies

Although there are no companies offering a service directly comparable to rEEG, the following companies might be noted as pursuing similar strategies:

•
 GENOMIC HEALTH (Nasdaq: GHDX)  Genomic Health, Inc. is a life science company focused on the development and commercialization of genomic-based clinical laboratory services for cancer that allow physicians and patients to make individualized treatment decisions. The company was founded in 2000 and is based in Redwood City, California.  In 2004, the company launched the Oncotype DX breast cancer test, which has been shown to predict the likelihood of chemotherapy benefit, as well as recurrence in early-stage breast cancer.  By the end of 2008, the company reported that over 90% of health plans were reimbursing use of this test.  In addition to its adopted Oncotype DX breast cancer test, Genomic Health is preparing to launch its Oncotype DX colon cancer test in early 2010.

•
ASPECT MEDICAL SYSTEMS, INC. (Nasdaq: ASPM), an EEG anesthesia monitoring company, is developing a specific EEG measurement system that indicates a patient's likely response to some antidepressant medications. Its biomarker, based on research from the UCLA Neuropsychiatric Institute, is called Cordance.

A 375-subject multi-site clinical trial on the efficacy of this biomarker in guiding treatment of treatment resistant depression — the BRITE trial — demonstrated positive predictive outcomes for a single antidepressant, escitalopram (Lexapro). Patients in the trial were measured prior to and after taking medication. Publicly available data suggests that the technology may validate a patient's treatment but does not guide specific treatment. Initial trials have shown efficacy in correlating a patient's ultimate response to antidepressants. The revenue model may involve sale of equipment and a per-patient charge, but the company does not currently appear to be close to a commercial release of its product. The company is now conducting trials.

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BRAIN RESOURCE COMPANY (Aust: BRRZF) (www.brainresource.com), is an Australian Clinical Research Organization (CRO) and biomarker company focused on personalized medicine solutions for patients, clinicians, pharmaceutical trials and discovery research.  As a CRO, its main focus has been iSPOT, an $18 million international biomarker study with a private biotechnology company.  Their revenue model includes physician services and sale of systems and services to pharmaceutical development companies in the CNS discovery field.  As a biomarker provider, it signed a $6 million agreement last year with Optum (United Healthcare) to provide screening for plan members.

We believe that we have a competitive advantage with respect to the behavioral biomarker firms such as Aspect Medical or Brain Resource Company as we offer more comprehensive testing (e.g. to cover the full range of CNS medications, not just certain antidepressants in the case of Aspect Medical) and have conducted studies to validate the efficacy of our service.  We also believe that we offer greater clinical utility (ease of use, rapid results) in day-to-day clinical practice than our competitors.

Emerging Medical Device Technologies

The field of neuropsychiatry is undergoing dramatic change as a result of the introduction of new technologies. Many of these technologies are focused on the same treatment-resistant patient populations which are the focus of rEEG, and are priced from $10,000 to over $50,000 for a full course of treatment. Two of the three examples presented here are invasive, implantable devices.

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CYBERONICS,  INC. (Nasdaq: CYBX) is a neuromodulation company, engages in the design, development, manufacture, and marketing of implantable medical devices that provide vagus nerve stimulation (VNS) therapy for the treatment of epilepsy and treatment-resistant depression. The VNS therapy system consists of an implantable generator that delivers an electrical signal to an implantable lead attached to the left vagus nerve, as well as a bipolar lead, a programming wand and software, and a tunneling tool.

Cyberonics has developed an implantable Vagus Nerve Stimulation device approved for treatment-resistant depression.  This device has received pre-market approval from the Food and  Drug Agency for patients and is believed to be under reimbursement review by insurance payers.

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 MEDTRONIC, INC. (NYSE: MDT). Medtronic has an implantable deep brain stimulation device (DBS) in development which is similar to their device approved for Parkinson's treatment. Deep brain stimulation uses an implanted electrode – essentially a pacemaker for the brain — to deliver electrical stimulation to specific structures within the brain. The Food and Drug Administration (FDA) approved DBS as a treatment for essential tremor in 1997, for Parkinson's disease in 2002, and dystonia in 2003. DBS is also routinely used to treat chronic pain and has been used to treat various affective disorders, including major depression. While DBS has proven helpful for some patients, there is potential for serious complications and side effects.

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 NEURONETICS (Privately held) (www.neuronetics.com).  Neuronetics has pioneered and refined the NeuroStar TMS Therapy system for non-invasive, non-systemic treatment for depression using a focused, pulsed magnetic field to stimulate function in targeted brain regions.  NeuroStar TMS Therapy stimulates nerve cells in an area of the brain that is linked to depression by delivering highly focused MRI-strength magnetic field pulses.

TMS is performed in a physician's office with each treatment lasting about 40 minutes daily for four to six weeks.  In an open-label clinical trial, which is most like real world clinical practice, approximately one in two patients experienced significant improvement in symptoms, and one in three experienced complete symptom resolution. NeuroStar TMS Therapy was cleared by the FDA in October 2008 for patients who have not adequately benefited from prior antidepressant medication. TMS Therapy is currently available at over 25 treatment locations in 15 states.

From a competitive standpoint, we view these emerging treatment options as expensive augmentations to existing therapies for treatment-resistant patients, and as competitive therapeutic options to medications. To the best of our knowledge, rEEG-guided therapy provides a higher probability of treatment success at a significantly lower cost than device-based solutions, which gives us a competitive advantage in the marketplace.

Intellectual Property

rEEG Patents

We have three issued U.S. Patents which we believe provide us with the right to exclude others from using our rEEG technology.  In addition, we believe these patents cover the analytical methodology we use with any form of neurophysiology measurement including SPECT (Single Photon Emission Computed Tomography), fMRI (Functional Magnetic Resonance Imaging), PET (Positron Emission Tomography), CAT (Computerized Axial Tomography), and MEG (Magnetoencephalography)).  We do not currently have data on the utility of such alternate measurements, but we believe they may, in the future, prove to be useful to guide therapy in a manner similar to rEEG.  We have also filed patent applications for our technology in various foreign jurisdictions, and have issued patents in Australia and Israel.

rEEG Trademarks

“Referenced-EEG” and “rEEG” are registered trademarks of CNS California in the United States.  We will continue to expand our brand names and our proprietary trademarks worldwide as our operations expand.

CNS Database

The CNS Database consists of over 17,000 medication trials across over 2,000 patients who had psychiatric or addictive problems. The CNS Database is maintained in two parts:

1.           The QEEG Database

The QEEG Database includes EEG recordings and neurometric data derived from analysis of these recordings.  This data is collectively known as the QEEG Data. QEEG or “Quantitative EEG” is a standard measure that adds modern computer and statistical analyses to traditional EEG studies.  The Company utilizes two separate, FDA-approved external QEEG databases which provide statistical and normative information in the rEEG process.

2.           The Clinical Outcomes Database

The Clinical Outcomes Database consists of physician provided assessments of the clinical long-term outcomes (average of 405 days) of patients and their associated medications. The clinical outcomes of patients are recorded using an industry-standard outcome rating scale, the Clinical Global Impression Global Improvement scale (“CGI-I”).  The CGI-I requires a clinician to rate how much the patient's illness has improved or worsened relative to a baseline state. A patient's illness is compared to change over time and rated as: very much improved, much improved, minimally improved, no change, minimally worse, much worse, or very much worse.

The format of the data is standardized and that standard is enforced at the time of capture by a software application.  Outcome data is input into the database by the treating physician or in some cases, their office staff.  Each Physician has access to his/her own patient data through the software tool that captures clinical outcome data.

We consider the information contained in the CNS Database to be a valuable trade secret and are diligent about protecting such information.  The CNS Database is stored on a secure server and only a limited number of employees have access to it.

Research and Development

In 2010, we plan to continue to enhance, refine and improve the accuracy of our CNS Database and rEEG through expansion of the number of medications covered by our rEEG Reports, expansion of our biomarkers, refinement of our biomarker system, and by reducing the time to turnaround a report to the physician.

Government Regulation

We do not believe that sales of our Laboratory Information Services, including our rEEG Reports, are subject to regulatory pre-market approval. However, on April 10, 2008 we received a “warning letter” from the FDA in which the FDA indicated it believed, based in part on the combination of certain marketing statements it read on our website, together with the delivery of our rEEG Reports, that we were selling a software product to aid in diagnosis, which constituted a “medical device” requiring pre-market approval or clearance by the FDA pursuant to the Federal Food, Drug and Cosmetic Act (the "Act"). We responded to the FDA on April 24, 2008 indicating that we believed it had incorrectly understood our product offering, and clarified that the Laboratory Information Services were not diagnostic and thus did not constitute a medical device.  On December 14, 2008, the FDA again contacted us and indicated that, based upon its review of our description of our intended use of the rEEG Reports on our website, it continued to maintain that the rEEG Reports met its definition of medical devices. In response to of the FDA communications, we made a number of changes to our website and other marketing documents to reflect that rEEG is a service to aid in medication  selection  and is not a diagnosis  aid.  On September 4, 2009, through our regulatory counsel, we responded to the December 14, 2008 FDA letter explaining our position in more detail.

On December 28, 2009, the Company and Regulatory counsel received a response from the FDA indicating that it still believes referenced-EEG constitutes a “medical device” under the Act.  In response to the most recent letter, we will request a meeting with FDA to discuss the scope of and requirements for  510(k) clearance, that they might require, if any.  In any event, we will continue our ongoing dialogue with the FDA regarding our Laboratory Information Services, and we will take all action necessary and appropriate to support our position.

We cannot provide any assurance that additional FDA regulation, including PMA, will not be required in the future for referenced-EEG.  It is also possible that legislation will be enacted into law and may result in increased regulatory burdens for us to continue to offer referenced-EEG testing.

If pre-market review is required, our business could be negatively impacted until such review is completed and clearance to market or approval is obtained, and FDA could require that we stop selling our test pending pre-market clearance or approval.  If our test is allowed to remain on the market but there is uncertainty about our test, if it is labeled investigational by FDA, or if labeling claims FDA allows us to make are very limited, orders may decline. The regulatory approval process may involve, among other things, successfully completing additional clinical trials and submitting a pre-market clearance notice or filing a PMA application with the FDA.  If pre-market review is required by FDA, there can be no assurance that our test will be cleared or approved on a timely basis, if at all.   Ongoing compliance with FDA regulations would increase the cost of conducting our business, and subject us to inspection by FDA and to the requirements of FDA and penalties for failure to comply with these requirements.

Even if the sale of our Laboratory Information Services are not subject to regulatory approval, federal and state laws and regulations relating to the sale of our Laboratory Information Services are subject to future changes, as are administrative interpretations of regulatory agencies. In the event that we do not resolve the status of our Laboratory Information Services with the FDA, or in the event that federal and state laws and regulations change, we may need to incur additional costs to seek government approvals for the sale of our Laboratory Information Services.

In the future, we intend to seek approval for medications or combinations of medications for new indications, either with corporate partners, or potentially, on our own. The development and commercialization of medications for new indications is subject to extensive regulation by the U.S. Federal government, principally through the FDA and other federal, state and governmental authorities elsewhere. Prior to marketing any central nervous system medication, and in many cases prior to being able to successfully partner a central nervous system medication, we will have to conduct extensive clinical trials at our own expense to determine safety and efficacy of the indication that we are pursuing.

Description of Property

On January 22, 2010, we moved to our new leased facility for our headquarters and Laboratory Information Services business, located at 85 Enterprise, Suite 410, Aliso Viejo, California 92656.  We entered into a 36 month lease for the 2,023 square foot facility, which expires on January 31, 2013.  The average cost of the lease for the period is $3642 per month.

We lease space for our Clinical Services operations under a lease which expires in February 2010. The facility is approximately 3,500 square feet, and is located in Denver, Colorado. This lease is currently in the process of being renegotiated.  In addition, we sublease approximately 1,000 square feet of space at a site adjacent to the primary suite on a month-to-month basis for our Clinical Services business.

We believe that our current space is adequate for our needs and that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations.

Employees

As January 15, 2010, we had approximately 12 full-time and 6 part-time employees, and 3 independent contractors.  We provide all full-time employees with medical insurance, dental insurance and paid vacation.  We believe that our relations with our employees are good.  None of our employees belong to a union.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the ordinary course of business. Other than as set forth below, we are not currently party to any legal proceedings, the adverse outcome of which, in our management’s opinion, individually or in the aggregate, would have a material adverse effect on our results of operations or financial position.

Since June of 2009, we have been involved in litigation against Leonard J. Brandt, a stockholder, former director and our former Chief Executive Officer (“Brandt”) in the Delaware Chancery Court and the United States District Court for the Central District of California.  At the conclusion of a two-day trial that commenced December 1, the Chancery Court entered judgment for the Company and dismissed with prejudice Brandt's action brought pursuant to Section 225 of the Delaware General Corporation Law, which sought to oust the incumbent directors other than Brandt.  The Chancery Court thereby found that the purported special meeting of stockholders convened by Brandt on September 4, 2009 was not valid and that the directors purportedly elected at that meeting are not entitled to be seated.  On January 4, 2010, Brandt filed an appeal with the Supreme Court of the State of Delaware in relation to the case, which the Company believes is without merit and intends to vigourously defend.

The Chancery Court also denied an injunction sought by Mr. Brandt to prevent the voting of shares issued by the Company in connection with our bridge financing in June 2009 and securities offering in August 2009, and dismissed Brandt's claims regarding those financings and stock issuances.  On January 4, 2010, Brandt also filed an appeal in relation to this ruling with the Delware Supreme Court which the Company believes is without merit and intends to vigourously defend.

The Chancery Court also dismissed with prejudice another action brought by Mr. Brandt, in which he claimed he had not been provided with information owed to him.

An action before the United States District Court for the Central District of California remains outstanding.  We are evaluating our options in connection with this lawsuit.

The following is a summary of the litigation proceedings involving the Company and Brandt:

Delaware Chancery Court – CNS Response, Inc. v. Leonard Brandt, Meyerlen LLC, EAC Investment Limited Partnership and "John Does 1-20" (An y CNS Stockholder Purporting to be Among Holders of Shares Constituting 25% Of the Company's Stock As Referenced In the June 20, 2009 Notice Of Special Meeting) – C.A. No. 4688-CC

On June 26, 2009, we commenced an action in the Delaware Court of Chancery against Leonard Brandt and certain other parties in connection with Brandt’s efforts to seize control of the Company by unseating the incumbent directors (other than Brandt).  In our complaint, we alleged that Brandt’s actions in connection with his purported special meeting notices and attempts to call and hold a special meeting violate certain provisions of the Delaware General Corporation Law (the “DGCL”), and we sought declaratory and injunctive relief to invalidate a special meeting called by Brandt.

On June 26, 2009, we also moved for issuance of a temporary restraining order against Brandt’s holding a special meeting.  Brandt opposed the motion, and on June 29 the Chancery Court heard and denied our motion for a temporary restraining order, on the grounds that we could seek relief from Brandt’s actions after his special meeting occurred.

On August 12, 2009, Brandt and Defendant MeyerLen, LLC filed an answer and affirmative defenses to our June 26, 2009 complaint.  In addition, Brandt filed a counterclaim and third-party complaint against us, our other directors, affiliates of one of the directors, and investors who are not employees, officers or directors of the Company.  In his answer and the counterclaims and third party claims, Brandt alleged, among other things, that the other directors acted without authority in connection with his removal as the CEO in April 2009 and violated their fiduciary duties in connection with their consideration and approval of certain financings completed by us subsequent to Brandt’s termination as CEO.  Brandt alleged that certain defendants aided and abetted the directors in their breaches and wrongful acts.  Brandt also asked the court to invalidate certain bylaw changes adopted by our board of directors.

On August 24, 2009, Brandt filed a motion seeking an injunction against our issuance of shares of our stock to John Pappajohn or Sail Ventures pursuant to existing agreements between us and those investors, and against the implementation of our previously-announced bylaw amendments.

On October 22, 2009, Brandt and Defendant MeyerLen, LLC filed an amended answer and affirmative defenses to our June 26, 2009 complaint and an amended counterclaim and third-party complaint against us, our other directors, affiliates of one of the directors, and investors who are not employees, officers or directors of the Company.  On the same day, Brandt filed an amended motion for a preliminary injunction, which sought to prevent the voting of shares issued by the Company in connection with our bridge financings in May and June, 2009 and the securities offering in August, 2009.  On the same day, Brandt moved to expedite proceedings in the action, coordinate discovery with his Section 225 action described below, and have the motion for a preliminary injunction argued at the conclusion of the trial of the Section 225 action.

On October 30, 2009, the Delaware Chancery Court granted the motion to expedite proceedings in the action, coordinate discovery with his Section 225 action described below, and have the motion for a preliminary injunction argued at the conclusion of the trial of the Section 225 action.

On December 2, 2009, after full briefing, evidentiary submissions, and argument of the motion for a preliminary injunction, the Chancery Court denied the injunctive relief sought by Brandt to prevent the voting of shares issued by the company in connection with our bridge financings in May and June and securities offering in August.  Instead, the Court dismissed Brandt's counterclaims regarding those financings and stock issuances. On the same date, the Delaware Chancery Court dismissed the underlying Section 211 action against Brandt as moot.  On January 4, 2010, Brandt filed an appeal with the Supreme Court of the State of Delaware in relation to the case, which the Company believes is without merit and intends to vigourously defend.

Delaware Chancery Court – Leonard J. Brandt v. CNS Response, Inc., C.A. N o, 4773-CC

On July 31, 2009, Brandt filed an action under Section 220 of the DGCL asking the Chancery Court to require us to provide him with certain books and records, including stockholder information.  On July 31, Brandt also requested emergency injunctive relief against us compelling us to provide the records immediately.  We opposed the motion.  On August 3, 2009 the Chancery Court heard argument and denied the requested emergency relief.  On August 24, 2009, we answered the complaint and asserted affirmative defenses to it.  On December 2, 2009, the Chancery Court dismissed Brandt’s action with prejudice.

Purported September 4 Stockholders Meeting and Subsequent Action Filed by Brandt Under DGCL 225 — Leonard J. Brandt v. CNS Response, Inc., George Carpenter, Henry T . Harbin, M.D., David B. Jones, Jerome Vaccaro, M.D., John Pappajohn and Tommy Thompson, C.A. N o. 4867-CC

Pursuant to a notice dated August 25, Brandt purported to hold a special meeting of stockholders on September 4, 2009.  In his proxy materials accompanying the notice, Brandt claimed that the record date for the purported meeting was August 24.  Brandt claimed that a quorum was present and proceeded to call a vote on his proposal to elect himself and his nominees as directors.  He then claimed that his own shares and the shares for which he purportedly held proxies were sufficient to elect Brandt and the other nominees.  We took the position that no valid stockholder action was taken on September 4, that no changes to the board of directors occurred, and that the election of the company’s directors would occur at the scheduled CNS annual meeting of stockholders on September 29, 2009. While our bylaws permit stockholders to call special meetings under certain circumstances, those meetings (i) require the stockholders wishing to call the meeting to follow certain procedures that Brandt did not follow and (ii) cannot involve the election of directors.  In addition, Brandt’s purported record date of August 24 was invalid because our board of directors had already established August 27 as the record date and, as a result, not all of the stockholders entitled to vote at his purported meeting were permitted to do so.

On September 4, Brandt filed an action seeking relief under Section 225 of the DGCL in the Delaware Court of Chancery against us and our directors George Carpenter, Henry T. Harbin, M.D., David B. Jones, Jerome Vaccaro, M.D., John Pappajohn and former Wisconsin Governor Tommy Thompson.  Section 225 provides a statutory mechanism for review of contested elections. Brandt sought to have the Court declare that his meeting and election were valid.

On September 25, 2009, the Company and its incumbent directors answered the complaint and asserted affirmative defenses.  On September 29, 2009, the Chancery Court issued a “status quo” order, which maintained the Board of Directors in place immediately prior to the purported September 4 meeting (Messrs. Carpenter, Jones, Pappajohn, Thompson and Brandt, and Drs. Harbin and Vaccaro).  The status quo order also placed certain restrictions on certain corporate actions during the pendency of the Section 225 action.

Later on September 29, the Company convened its Annual Meeting of Stockholders, which had been duly noticed earlier in September.  At the meeting we submitted certain matters to a vote of security holders through the solicitation of proxies.   At the meeting, our stockholders elected George Carpenter, Henry Harbin, M.D., David B. Jones, John Pappajohn, Tommy Thompson and Jerome Vaccaro, M.D. to serve as Directors on our Board of Directors for one year or until their respective successors have been elected.

Full discovery in the action occurred in September, October and November.  On December 1 and 2, 2009, the Chancery Court conducted a trial of the matter.  At the close of the trial, the court granted judgment to the Company on Brandt’s complaint and dismissed Brandt’s action with prejudice.  The Chancery Court thereby found that the purported special meeting of stockholders convened by Brandt on September 4, 2009 was not valid and that the directors purportedly elected at that meeting are not entitled to be seated.  On January 4, 2010, Brandt filed an appeal with the Supreme Court of the State of Delaware in relation to the case, which the Company believes is without merit and intends to vigourously defend.

Delaware Chancery Court – CNS Response, Inc. v. Leonard Brandt, C.A. No. 4901-CC (Breach of Fiduciary Duty)

On September 16, 2009, we filed a complaint in the Delaware Chancery Court against Brandt for violations of his fiduciary duty of loyalty to the Company and its stockholders.  On December 2, 2009, the Chancery Court dismissed the Company’s breach of fiduciary duty claims without prejudice.

United States District Court for the Central District of California -  CNS Response, Inc. v. Leonard Brandt, EAC Investment Limited Partnership and EAC Investment, Inc. (Case No. SACV 09-00756-CJC)

On July 2, 2009, we filed a complaint against Brandt, EAC Investment Limited Partnership and EAC Investment, Inc. (collectively, “EAC”), another stockholder of the Company.  In that complaint, we allege that Brandt has violated sections 14(a) and 13(d) of the Securities Exchange Act of 1934, as amended, and related SEC rules and regulations (the “Exchange Act”), in connection with his ongoing campaign to seize control of the company by unseating the incumbent directors (other than Brandt).  We allege that EAC violated Section 13(d) of the Exchange Act.  The Company sought injunctive and declaratory relief to prevent the use of proxies and written consents that Brandt or the other defendants obtained in violation of law, declaring the proxies obtained by Brandt invalid, prohibiting any further unlawful proxy solicitation and any further violations of Section 13(d) and 14(a) of the Exchange Act, and requiring remedial disclosures.  The Company also sought damages in an amount to be determined.

The defendants responded to our complaint by filing motions to dismiss on July 27, 2009 pursuant to Federal Rule of Civil Procedure 12(b)(6), based on two primary arguments: (i) that the defendants had filed preliminary proxy materials, preliminary consent solicitation materials and/or amended Schedule 13Ds with the SEC, and those filings cured any alleged violations, and (ii) that we faced no imminent threat of irreparable injury and, therefore, were not entitled to injunctive relief.  EAC also moved to dismiss the complaint against it for improper venue.  We filed our oppositions to the motions to dismiss on August 10, 2009.  On August 18, 2009, the court denied the motions to dismiss, finding, among other things, that our complaint adequately pled a basis for relief and that whether Brandt’s filings could cure the alleged violations of sections 14(a) and 13(d) were questions of fact that could not be resolved in a motion to dismiss.

On August 17, 2009, Brandt distributed to our stockholders by email preliminary proxy materials with a proxy card.  On August 21, 2009, we filed a motion for temporary restraining order to enjoin Brandt from using any invalidly obtained proxies or consents, including any proxies or consents obtained in response to his preliminary proxy statement distribution.  We asserted, among other things, that the delivery of preliminary proxy materials including a proxy card violated Rule 14a-4(f) of the Exchange Act and that the disclosures contained in, or omitted from, the materials distributed by Brandt violated Rule 14a-9 of the Exchange Act.  On August 25, 2009, the court denied our motion for the temporary restraining order citing, among other things, an affidavit provided by Brandt that he would not solicit proxies until he has filed a definitive proxy statement with the Securities and Exchange Commission.

On September 17, 2009, the defendants in the case filed counterclaims against us, our Chief Executive Officer and director George Carpenter, and "Roes 1 through 10," alleging violations of Section 14 of the Exchange Act in the solicitation of proxies or the revocation of proxies.  Unspecified damages and injunctive relief are sought.  On December 14, 2009, the company and George Carpenter answered the counterclaims in the case.

Given our victory in the Delaware Court of Chancery (which is now being appealed by Brandt), we have not determined whether or how we will pursue this action.  Mr. Brandt may choose to proceed with his counterclaim.

We have expended substantial resources to pursue the defense of legal proceedings initiated by Mr. Brandt. Although the ruling by the Delaware Chancery Court appears to us to be definitive and dispositive, we will be required to expend additional resources as a result of the appeals to the Delaware Supreme Court filed by Brandt. We also do not know whether Mr. Brandt will institute new claims against us and the defense of any such claims could involve the expenditure of additional resources by the Company.

Website

We maintain a website at www.CNSResponse.com. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors as of January 15, 2010.

Name	Age	Position
George Carpenter	51	Chairman of the Board, Chief Executive Officer and Secretary
Daniel Hoffman	61	President, Chief Medical Officer
John Pappajohn	81	Director
David B. Jones	66	Director
Jerome Vaccaro, M.D.	54	Director
Dr. Henry T. Harbin	63	Director
Tommy Thompson	66	Director

George Carpenter, Chairman of the Board, Chief Executive Officer, Secretary

George Carpenter has served as our Chief Executive Officer since April 10, 2009 and prior to that date served as our President since October 1, 2007.  As President, Mr. Carpenter’s primary responsibility involved developing strategy and commercializing our rEEG technology. From 2002 until he joined CNS, Mr. Carpenter was the President and CEO of WorkWell Systems, Inc., a national physical medicine firm that manages occupational health programs for Fortune 500 employers.  Prior to his position at WorkWell Systems, Mr. Carpenter founded and served as Chairman and CEO of Core, Inc., a company focused on integrated disability management and work-force analytics.  He served in those positions from 1990 until Core was acquired by Assurant, Inc. in 2001.  From 1984 to 1990, Mr. Carpenter was a Vice President of Operations with Baxter Healthcare, served as a Director of Business Development and as a strategic partner for Baxter's alternate site businesses.  Mr. Carpenter began his career at Inland Steel where he served as a Senior Systems Consultant in manufacturing process control. Mr. Carpenter holds an MBA in Finance from the University of Chicago and a BA with Distinction in International Policy & Law from Dartmouth College.

Daniel Hoffman, Chief Medical Officer and President

Dr. Hoffman became our President on April 10, 2009 and our Chief Medical Officer on January 15, 2008 upon our acquisition of Neuro-Therapy Clinic, Inc., which at the time of the acquisition was our largest customer and which was owned by Dr. Hoffman.  He had served as the Medical Director of Neuro-Therapy Clinic, Inc. since 1993. Dr. Hoffman is a Neuropsychiatrist with over 25 years experience treating general psychiatric conditions such as depression, bipolar disorder and anxiety. He provides the newest advances in diagnosing and treating attentional and learning problems in children and adults. Dr. Hoffman has authored over 40 professional articles, textbook chapters, poster presentations and letters to the editors on various aspects of neuropsychiatry, Quantitative EEG, LORETA, Referenced EEG, advances in medication management, national position papers and standards, Mild Traumatic Brain Injury, neurocognitive effects of Silicone Toxicity, sexual dysfunction and other various topics. Dr. Hoffman has given over 58 major presentations and seminars, including Grand Rounds at Universities and Hospitals, workshops and presentations at national society meetings (such as American Psychiatric Association and American Neuropsychiatric Association), national CME conferences, insurance companies, national professional associations, panel member discussant, and presenter of poster sessions. He has also lectured internationally as part of a consortium advancing Quantitative EEG in Psychiatry and done research with the major national academic institutions on the use of Referenced EEG to help guide treatment choices and as a Biomarker. Dr. Hoffman has a Bachelor of Science in Psychology from the University of Michigan, an MD from Wayne State University School of Medicine and conducted his Residency in Psychiatry at the University of Colorado Health Sciences Center. During the past five years, Dr. Hoffman has served as the President of Neuro-Therapy Clinic, Inc., a wholly-owned subsidiary of the company that is focused on discovering ways to integrate technology into the creation of better business practices.

John Pappajohn, Director

John Pappajohn joined our board of directors on August 26, 2009.  Since 1969, Mr. Pappajohn has been the President and sole owner of Pappajohn Capital Resources, a venture capital firm, and President and sole owner of Equity Dynamics, Inc., a financial consulting firm, both located in Des Moines, Iowa.  He serves as a director on the boards of the following public companies:  American CareSource Inc., Dallas, TX since 1994; PharmAthene, Inc., Annapolis, MD., since 2007; Spectrascience, Inc., San Diego, CA, since 2007; CareGuide, Inc., Florida,  (formerly Patient Infosystems, Inc.),  since 1996; and ConMed Healthcare Management, Inc., Hanover, MD since 2005.

David B. Jones, Director

David B. Jones has been a director of CNS California since August 2006, and became a director of the company upon the completion of our merger with CNS California on March 7, 2007.  Mr. Jones currently serves as a partner of Sail Venture Partners, L.P., a position which he has held since 2003.  From 1998 to 2004, Mr. Jones served as Chairman and Chief Executive Officer of Dartron, Inc., a computer accessories manufacturer. From 1985 to 1997, Mr. Jones was a general partner of InterVen Partners, a venture capital firm with offices in Southern California and Portland, Oregon. From 1979 to 1985, Mr. Jones was President and Chief Executive Officer of First Interstate Capital, Inc., the venture capital affiliate of First Interstate Bancorp. Mr. Jones is a graduate of Dartmouth College and holds Masters of Business Administration and law degrees from the University of Southern California.

Jerome Vaccaro, M.D., Director

Jerome Vaccaro, M.D., joined the Board of directors of CNS California in 2006 and became a director of the company upon the completion of our merger with CNS California on March 7, 2007.  Dr. Vaccaro is President and Chief Operating Officer of APS Healthcare, Inc, (APS) a privately held specialty healthcare company, which he joined in June 2007.  From February 2001 until its acquisition by United Health Group in 2005, Dr. Vaccaro served as President and Chief Executive Officer of PacifiCare Behavioral Health (“PBH”), and then served as Senior Vice President with United Health Group’s Specialized Care Services until he joined APS.  Dr. Vaccaro has also served as Medical Director of PBH (1996-2001), Chief Executive Officer of PacifiCare Dental and Vision (2002-2004), and Senior Vice President for the PacifiCare Specialty Health Division (2002-2004). Dr. Vaccaro has an extensive background in community mental health and public sector work, including editing the textbook, “Practicing Psychiatry in the Community,” which is hailed as the definitive community psychiatry text. Dr. Vaccaro completed medical school and a Psychiatry Residency at the Albert Einstein College of Medicine in New York City. After his training, Dr. Vaccaro served on the full-time faculty of the University of Hawaii (1985-1989) and UCLA (1989-1996) Departments of Psychiatry.

Henry T. Harbin, M.D., Director

Henry Harbin, M.D. joined our Board of directors on October 17, 2007.  Since 2004, Dr. Harbin has worked as an independent consultant providing health care consulting services to a number of private and public organizations. Dr. Harbin is a Psychiatrist with over 30 years of experience in the behavioral health field. He has held a number of senior positions in both public and private health care organizations. He worked for 10 years in the public mental health system in Maryland serving as Director of the state mental health authority for three of those years.  He has been CEO of two national behavioral healthcare companies - Greenspring Health Services and Magellan Health Services. At the time he was CEO of Magellan, it was the largest managed behavioral healthcare company managing the mental health and substance abuse benefits of approximately 70 million Americans including persons who were insured by private employers, Medicaid and Medicare. In 2002 and 2003, he served on the President's New Freedom Commission on Mental Health.  As a part of the Commission he was chair of the subcommittee for the Interface between Mental Health and General Medicine.  In 2005, he served as co-chair of the National Business Group on Health's work group that produced the Employer's Guide to Behavioral Health Services in December 2005.

Tommy Thompson, Director

Tommy G. Thompson joined our board of directors on August 26, 2009.  Mr. Thompson is the former Health and Human Services Secretary and four-term Governor of Wisconsin.  Since March 2005 he has been a partner at the law firm of Akin Gump Strauss Hauer & Feld, and since February 2005 he also has served as President of Logistics Health, Inc.  He serves on the boards of CR Bard and Centene Corporation, both of which are public companies, and is Chairman of AGA Medical Corporation, a privately-held company.  Mr. Thompson served as HHS Secretary from 2001 to 2005 and is one of the nation's leading advocates for the health and welfare of all Americans. He is the 19th individual to serve as Secretary of the department, which employs more than 60,000 personnel and had a fiscal year 2005 budget of $584 billion.  Mr. Thompson has dedicated his professional life to public service and served as Governor of Wisconsin from 1987 to 2001. Mr. Thompson was re-elected to office for a third term in 1994 and a fourth term in 1998.   At HHS, Mr. Thompson led the Administration’s efforts to pass and implement a new Medicare law that is for the first time providing a drug benefit to America’s seniors. As governor, Mr. Thompson created the nation's first parental school choice program in 1990, allowing low-income Milwaukee families to send children to the private or public school of their choice. He created Wisconsin's Council on Model Academic Standards, which implemented high academic standards for English language arts, math, science and social studies. Mr. Thompson began his career in public service in 1966 as a representative in Wisconsin's state Assembly. He was elected assistant Assembly minority leader in 1973 and Assembly minority leader in 1981. Mr. Thompson has received numerous awards for his public service, including the Anti-Defamation League's Distinguished Public Service Award. In 1997, Mr. Thompson received Governing Magazine's Public Official of the Year Award, and the Horatio Alger Award in 1998. Mr. Thompson served as chairman of the National Governors' Association, the Education Commission of the States and the Midwestern Governors' Conference. Mr. Thompson also served in the Wisconsin National Guard and the Army Reserve.

Board Composition and Committees and Director Independence

Our board of directors currently consists of six members: George Carpenter, Henry Harbin, David Jones, Jerome Vaccaro, John Pappajohn and Tommy Thompson.  Each director was elected at our annual meeting of shareholders held on September 29, 2009.  Each of our directors will serve until our next annual meeting or until his successor is duly elected and qualified.

We do not have any committees, including an audit committee, compensation committee, or nominating and corporate governance committee and the functions customarily delegated to these committees are performed by our full board of directors.  In addition, we do not have any charters that relate to the functions traditionally performed by these committees.  We are not a “listed company” under SEC rules and are therefore not required to have separate committees comprised of independent directors. We have, however, determined that David Jones, Jerome Vaccaro, Henry Harbin, John Pappajohn and Tommy Thompson are “independent” as that term is defined in Section 5600 of the Nasdaq Listing Rules as required by the NASDAQ Stock Market.  In addition, although our full board of directors functions as our audit committee, we have determined that Jerome Vaccaro, David Jones, John Pappajohn and Tommy Thompson are “independent” for purposes of Rule 5605-4 of the Nasdaq Listing Rules as required by the NASDAQ Stock Market.

We have also determined that David Jones qualifies as an “audit committee financial expert” within the meaning of the rules and regulations of the SEC and that each of our other board members are able to read and understand fundamental financial statements and have substantial business experience that results in that member's financial sophistication. Accordingly, our board of directors believes that each of its members has sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

As we do not have a designated compensation committee, our full Board of Directors oversees matters regarding executive compensation.  The Board is responsible for, among other functions: (1) reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers and evaluating the performance of such executive officers in light of these corporate goals and objectives; (2) administering our 2006 Stock Incentive Plan and other equity incentive plans that we may adopt from time to time; and (3) negotiating, reviewing and setting the annual salary, bonus, stock options and other benefits, direct and indirect, of the Chief Executive Officer, and other current and former executive officers. The Board also has the authority to select and/or retain outside counsel, compensation and benefits consultants, or any other consultants to provide independent advice and assistance in connection with the execution of its responsibilities. Our “named executive officers” for our fiscal year ended September 30, 2009 were as follows:

•	George Carpenter, Chief Executive Officer.

•	Daniel Hoffman, President and Chief Medical Officer; and

•	Leonard Brandt, Chief Executive Officer until April 10, 2009.

Compensation Philosophy

Because we are a small company with a total of 14 full-time employees, we do not have a formal comprehensive executive compensation policy.  As we expand our operations, we intend to establish such policies to further our corporate objectives.  Generally, we compensate our executive officers with a compensation package that is designed to drive company performance to maximize shareholder value while meeting our needs and the needs of our executives. The following are objectives we consider:

•	Alignment - to align the interests of executives and shareholders through equity-based compensation awards;

•	Retention - to attract, retain and motivate highly qualified, high performing executives to lead our growth and success; and

•	Performance - to provide, when appropriate, compensation that is dependent upon the executive's achievements and the company’s performance.

In order to achieve the above objectives, our executive compensation philosophy is guided by the following principles:

•	Rewards under incentive plans are based upon our short-term and longer-term financial results and increasing shareholder value;

•
Executive pay is set at sufficiently competitive levels to attract, retain and motivate highly talented individuals who are necessary for us to strive to achieve our goals, objectives and overall financial success;

•	Compensation of an executive is based on such individual's role, responsibilities, performance and experience; and

•	Annual performance of our company and the executive are taken into account in determining annual bonuses with the goal of fostering a pay-for-performance culture.

Compensation Elements

We compensate our executives through a variety of components, which may include a base salary, annual performance based incentive bonuses, equity incentives, and benefits and perquisites, in order to provide our executives with a competitive overall compensation package. The mix and value of these components are impacted by a variety of factors, such as responsibility level, individual negotiations and performance and market practice. The purpose and key characteristics for each component are described below.

Base Salary

Base salary provides executives with a steady income stream and is based upon the executive's level of responsibility, experience, individual performance and contributions to our overall success, as well as negotiations between the company and such executive officer. Competitive base salaries, in conjunction with other pay components, enable us to attract and retain talented executives. The Board typically sets base salaries for our executives at levels that it deems to be competitive, with input from our Chief Executive Officer.

Annual Incentive Bonuses

Annual incentive bonuses are a variable performance-based component of compensation. The primary objective of an annual incentive bonus is to reward executives for achieving corporate and individual goals and to align a portion of total pay opportunities for executives to the attainment of our company's performance goals. Annual incentive awards, when provided, act as a means to recognize the contribution of our executive officers to our overall financial, operational and strategic success.

Equity Incentives

Equity incentives are intended to align executive and shareholder interests by linking a portion of executive pay to long-term shareholder value creation and financial success over a multi-year period. Equity incentives may also be provided to our executives to attract and enhance the retention of executives and to facilitate stock ownership by our executives. The Board considers individual and company performance when determining long-term incentive opportunities.

Health & Welfare Benefits

The executive officers participate in health and welfare, and paid time-off benefits which we believe are competitive in the marketplace. Health and welfare and paid time-off benefits help ensure that we have a productive and focused workforce.

Severance and Change of Control Arrangements

We do not have a formal plan for severance or separation pay for our employees, but we typically include a severance provision in the employment agreements of our executive officers that have written employment agreements with us.  Generally, such provisions are triggered in the event of involuntary termination of the executive without cause or in the event of a change in control.  Please see the description of our employment agreements with each of George Carpenter and Daniel Hoffman below for further information.

Other Benefits

In order to attract and retain highly qualified executives, we may provide our executive officers with automobile allowances, consistent with current market practices.

Accounting and Tax Considerations

We consider the accounting implications of all aspects of our executive compensation strategy and, so long as doing so does not conflict with our general performance objectives described above, we strive to achieve the most favorable accounting (and tax) treatment possible to the company and our executive officers.

Process for Setting Executive Compensation; Factors Considered

When making pay determinations for named executive officers, the Board considers a variety of factors including, among others: (1) actual company performance as compared to pre-established goals, (2) individual executive performance and expected contribution to our future success, (3) changes in economic conditions and the external marketplace, (4) prior years’ bonuses and long-term incentive awards, and (5) in the case of executive officers, other than Chief Executive Officer, the recommendation of our Chief Executive Officer, and in the case of our Chief Executive Officer, his negotiations with our Board. No specific weighing is assigned to these factors nor are particular targets set for any particular factor. Ultimately, the Board uses its judgment and discretion when determining how much to pay our executive officers and sets the pay for such executives by element (including cash versus non-cash compensation) and in the aggregate, at levels that it believes are competitive and necessary to attract and retain talented executives capable of achieving the Company's long-term objectives.

Summary Compensation Table

The following table provides disclosure concerning all compensation paid for services to us in all capacities for our fiscal years ending September 30, 2009 and 2008 (i) as to each person serving as our principal executive officer (“PEO”) or acting in a similar capacity during our fiscal year ended September 30, 2009, and (ii) as to our most highly compensated executive officer other than our PEO who was serving as an executive officer at the end of our fiscal year ended September 30, 2009, whose compensation exceeded $100,000.  The people listed in the table below are referred to as our “named executive officers”.

Name and Principal Position	Fiscal Year Ended September 30,	Salary ($)	Bonus ($)	Option Awards ($)		All Other Compensation ($)		Total ($)
George Carpenter (Chief Executive Officer,	2009	180,000	0	0		20,500	(2)	200,500
Principal Executive Officer, Director)	2008	180,000	0	680,700	(1)	16,300	(2)	877,000

Daniel Hoffman (President, Chief Medical Officer)	2009	150,000	0	0		33,400	(3)	183,400
	2008	108,100	0	0		39,200	(3)	147,300

Leonard Brandt (Former Chief Executive Officer,	2009	119,800	0	0		20,500		140,300
Former Principal Executive Officer, Former Director)	2008	175,000	0	0		19,000	(2)	194,000

(1)           These options were granted on October 1 2007.  The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model using the assumptions detailed in Note 4 to the Financial Statements.

(2)           Relates to healthcare insurance premiums paid on behalf of executive officers by the company.

(3)           Relates to healthcare insurance premiums for the year ended September 30, 2009 of $28,300 and automobile expenses of $4,400 paid on behalf of Dr. Hoffman by the company. For the year ended September 30, 2008, healthcare insurance premiums were $15,300 and automobile expenses were $8,900.  Additionally Dr. Hoffman was paid $15,000 in consulting fees for services rendered to the company prior to his employment.

Grant of Plan Based Awards in the Fiscal Year Ending September 30, 2009

No option grants to executive officers occurred during fiscal year ending September 30, 2009 under our 2006 Stock Incentive Plan, which is the only plan pursuant to which awards can be granted, as the Board was focused on management changes, securing funding and defending against a lawsuit brought by a dissident shareholder and fellow director.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Since we had $0.99 million in cash and cash equivalents and a working capital deficit of approximately $1.1 million as of September 30, 2009, we elected to preserve our cash and did not pay any bonuses to our executive officers during our fiscal year ended September 30, 2009.  As discussed, we do not have a formal plan for determining the compensation of our executive officers.  Instead, each named executive officer negotiates the terms of their employment with us, taking into account our compensation philosophy outlined above.  The following is a summary of each employment agreement that we have entered into with respect to our named executive officers, which summary includes, where applicable, a description of all payments the company is required to make to such named executive officers at, following or in connection with the resignation, retirement or other termination of such named executive officers, or a change in control of our company or a change in the responsibilities of such named executive officers following a change in control.

Employment Agreements

George Carpenter

On October 1, 2007, after our 2007 fiscal year end, we entered into an employment agreement with George Carpenter pursuant to which Mr. Carpenter served as our President.  During the period of his employment, Mr. Carpenter will receive a base salary of no less than $180,000 per annum, which is subject to upward adjustment at the discretion of the Chief Executive Officer or our Board of Directors.  In addition, pursuant to the terms of the employment agreement, on October 1, 2007, Mr. Carpenter was granted an option to purchase 968,875 shares of our common stock at an exercise price of $0.89 per share pursuant to our 2006 Stock Incentive Plan.  These options vest as follows: 121,109 shares vested immediately with the remaining 847,766 shares vesting equally over 42 months commencing April 30, 2008.  In the event of a change of control transaction, a portion of Mr. Carpenter’s unvested options equal to the number of unvested options at the date of the corporate transaction multiplied by the ratio of the time elapsed between October 1, 2008 and the date of corporate transaction over the vesting period (48 months) will automatically accelerate, and become fully vested.  Mr. Carpenter will be entitled to four weeks vacation per annum, health and dental insurance coverage for himself and his dependents, and other fringe benefits that we may offer our employees from time to time.

Mr. Carpenter's employment is on an "at-will" basis, and Mr. Carpenter may terminate his employment with us for any reason or for no reason. Similarly, we may terminate Mr. Carpenter's employment with or without cause.  If we terminate Mr. Carpenter's employment without cause or Mr. Carpenter involuntarily terminates his employment with us (an involuntary termination includes changes, without Mr. Carpenter’s consent or pursuant to a corporate transaction, in Mr. Carpenter’s title or responsibilities so that he is no longer the President of the company), Mr. Carpenter shall be eligible to receive as severance his salary and benefits for a period equal to six months payable in one lump sum of $98,100 upon termination.  If Mr. Carpenter is terminated by us for cause, or if Mr. Carpenter voluntarily terminates his employment, he will not be entitled to any severance.

As of April 10, 2009, Mr. Carpenter was named Chief Executive Officer and a Director of the company and Daniel Hoffman became our President.  Other than Mr. Carpenter’s change in title, there have been no changes in the terms of Mr. Carpenter’s employment with us.

Daniel Hoffman

On January 11, 2008, we entered into an employment agreement with Daniel Hoffman pursuant to which Dr. Hoffman began serving as our Chief Medical Officer effective January 15, 2008. During the period of his employment, Dr. Hoffman will receive a base salary of $150,000 per annum, which is subject to upward adjustment. Dr. Hoffman will also have the opportunity to receive bonus compensation, if and when approved by our Board of Directors.  Dr. Hoffman's employment is on an "at-will" basis, and Dr. Hoffman may terminate his employment with us for any reason or for no reason. Similarly, we may terminate Dr. Hoffman's employment with or without cause. If we terminate Dr. Hoffman's employment without cause or Dr. Hoffman involuntarily terminates his employment with us (an involuntary termination includes changes, without Dr. Hoffman’s consent or pursuant to a corporate transaction, in Dr. Hoffman’s title or responsibilities so that he is no longer the Chief Medical Officer of the company), Dr. Hoffman will be eligible to receive as severance his salary and benefits for a period equal to six months payable in one lump sum of $92,000 upon termination. If Dr. Hoffman is terminated by us for cause, or if Dr. Hoffman voluntarily terminates his employment, he will not be entitled to any severance. Dr. Hoffman will be entitled to four weeks vacation per annum, health and dental insurance coverage for himself and his dependents, and other fringe benefits that we may offer our employees from time to time.

Prior to his employment, from October 1, 2007 to January 15, 2008 Dr. Hoffman earned $15,000 for consulting services rendered to the company.  In addition, as compensation for his services to us as a consultant, Dr. Hoffman was granted options to purchase an aggregate of 814,062 shares of our common stock at an exercise price of $1.09 on August 7, 2007. In accordance with the terms of his employment agreement, the terms of Dr. Hoffman's option grant were amended to provide that in the event of a change of control transaction, a portion of Dr. Hoffman's unvested options equal to the number of unvested options at the date of the corporate transaction multiplied by the ratio of the time elapsed between August 7, 2007 and the date of corporate transaction over the vesting period (42 months), will automatically accelerate, and become fully vested.

In addition to being the Chief Medical Officer, Dr. Hoffman was named President of the Company on April 10, 2009.

The Company has no other employment agreements with its executive officers.

2006 Stock Incentive Plan

On August 3, 2006, CNS California adopted the CNS California 2006 Stock Incentive Plan (the "2006 Plan"). On March 7, 2007, in connection with the closing of the merger transaction with CNS California, we assumed the CNS California stock option plan and all of the options granted under the plan at the same price and terms.  The following is a summary of the 2006 Plan, which we use to provide equity compensation to employees, directors and consultants to the company.

The 2006 Plan provides for the issuance of awards in the form of restricted shares, stock options (which may constitute incentive stock options (ISO) or nonstatutory stock options (NSO)), stock appreciation rights and stock unit grants to eligible employees, directors and consultants and is administered by the board of directors. A total of 10 million shares of stock are reserved for issuance under the 2006 Plan. As of September 30, 2009, 2,124,740 options were exercised and there were 6,662,014 options and 183,937 restricted shares outstanding under the 2006 Plan and 1,029,309 shares available for issuance of awards.  The 2006 Plan provides that in any calendar year, no eligible employee or director shall be granted an award to purchase more than 3 million shares of stock. The option price for each share of stock subject to an option shall be (i) no less than the fair market value of a share of stock on the date the option is granted, if the option is an ISO, or (ii) no less than 85% of the fair market value of the stock on the date the option is granted, if the option is a NSO; provided, however, if the option is an ISO granted to an eligible employee who is a 10% shareholder, the option price for each share of stock subject to such ISO shall be no less than 110% of the fair market value of a share of stock on the date such ISO is granted. Stock options have a maximum term of ten years from the date of grant, except for ISOs granted to an eligible employee who is a 10% shareholder, in which case the maximum term is five years from the date of grant. ISOs may be granted only to eligible employees.

Outstanding Equity Awards at Fiscal Year-End 2009

The following table presents information regarding outstanding options held by our named executive officers as of the end of our fiscal year ended September 30, 2009.  During the fiscal year ended September 30, 2009, Leonard Brandt exercised 2,124,740 options at an exercise price of $0.132 per share which were granted on August 11, 2006.

Name	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date
	Exercisable	Unexercisable
George Carpenter (1)	484,454	484,421	0.89	October 1, 2017
Daniel Hoffman (2)	508,796	305,796	1.09	August 8, 2017
	119,013	0	0.12	August 11, 2016
Leonard Brandt (3)	229,353	104,258	1.20	August 8, 2012
	827,930	140,959	1.09	August 8, 2017

(1)           Please see the summary of Mr. Carpenter’s employment agreement above, which describes the vesting terms of the options granted to Mr. Carpenter.

(2)           On August 8, 2007, Dr. Hoffman was granted options to purchase 814,062 shares of our common stock.  The options are exercisable at $1.09 per share and vest as follows:  options to purchase 203,516 shares vested on March 8, 2008; options to purchase 593,600 shares vest in equal monthly installments of 16,960 shares over 35 months commencing on April 30, 2008; the remaining options to purchase 16,946 shares vest on March 31, 2011.  On August 11, 2006, Dr. Hoffman was granted an option to purchase 119,013 shares of common stock at an exercise price of $0.12 per share, which is now fully exercisable.

(3)           On August 8, 2007, Mr. Brandt was granted options to purchase 1,302,500 shares of our common stock.  The options were exercisable at $1.20 per share as to 333,611 shares and $1.09 per share as to 968,889 shares.  The option to purchase 333,611 of our shares was scheduled to vest as follows:  options to purchase 83,403 shares vested on August 8, 2007, the date of grant; options to purchase 243,250 shares were scheduled to vest in equal monthly installments of 6,950 shares over 35 months commencing on January 31, 2008 and the remaining options to purchase 6,958 shares were scheduled to vest on December 31, 2010.  The option to purchase 968,889 of our shares was scheduled to vest as follows: options to purchase 269,357 shares vested on August 8, 2007, the date of grant; options to purchase 135,675 shares vested in equal monthly installments of 27,135 shares over 5 months beginning on August 31 2007; options to purchase 543,726 shares were scheduled to vest in equal monthly installments of 20,138 shares over 27 months beginning on January 31, 2008 and the remaining options to purchase 20,131 shares were scheduled to vest on April 30, 2010. Upon Mr. Brandt’s termination as a Director on December 2, 2009, Mr. Brandt forfeited 90,358 options having an exercise price of $1.20 per share and 100,683 options having an exercise price of $1.09 per share.

Director Compensation

During our fiscal year ended September 30, 2009, our non-employee directors did not receive compensation for their services on our board.  We do not pay management directors for board service in addition to their regular employee compensation.  The full Board of Directors has the primary responsibility for reviewing and considering any revisions to director compensation.  Going forward, we intend to compensate our non-employee directors for their service on our Board with a combination of cash payments and option grants.  As described below, Dr. Harbin received compensation for consulting services he provided to the company during our fiscal year ending September 30, 2009.

Non-Employee Director Compensation
Name	All Other Compensation ($)	Total ($)
Jerome Vaccaro (1)	0	0
Henry Harbin (2)	46,400	46,400
John Pappajohn (3)	0	0
Tommy Thompson (3)	0	0
David Jones (3)	0	0

(1)           On August 28, 2006 Dr. Vaccaro was granted 20,000 options having an exercise price of $0.12 for his service as a Director.  The options vested semiannually in four equal amounts over a period of two years commencing February 28, 2007 through August 31, 2008.  These options expire on August 28, 2016 and are fully vested.

(2)           On August 8, 2007, we entered into an agreement with Dr. Harbin for consulting services.  Pursuant to the agreement, we granted options to purchase 24,000 shares of our common stock at an exercise price of $1.09 per share pursuant to our 2006 Stock Incentive Plan.  The options expire on August 8, 2017 and are now fully vested.

As compensation for his service as a Director of the company, on December 19, 2007, we granted Dr. Harbin options to purchase 20,000 shares of our common stock at an exercise price of $0.80 per share under our 2006 Stock Incentive Plan.  The options expire on December 19, 2017 and are now fully vested.

On April 15, 2008, we entered into a consulting agreement with Dr. Harbin which expired on December 31, 2008.  Pursuant to the agreement, we paid Dr. Harbin a consulting fee of $24,000 in cash of which $8,000 was paid during the fiscal year ended September 30, 2009. Additionally Dr Harbin was granted options to purchase 56,000 shares of our common stock at an exercise price of $0.96 per share under our 2006 Stock Incentive Plan.  The options expire on April 15, 2018 and are now fully vested.

On March 17, 2009, we entered into a consulting agreement with Dr. Harbin which expired on December 31, 2009 pursuant to which Dr. Harbin was to be paid an aggregate of $24,000 as compensation for his consulting services.  Dr. Harbin was paid the $24,000 due to him in January 2010.  In addition, as further compensation, we granted Dr. Harbin options to purchase 56,000 shares of our common stock at an exercise price of $0.40 per share, with the options vesting in equal monthly installments over a twelve month period commencing on January 1, 2009.  The options expire on March 17, 2019.  The fair value of the options was estimated to be $22,400 on the date of grant using the Black-Scholes option pricing model using the assumptions detailed in Note 4 to the Financial Statements.

(3)           No options have been granted to Mr. Pappajohn, Mr. Thompson or Mr. Jones.

Changes in Control

We do not have any arrangements which may at a subsequent date result in a change in control.

PRINCIPAL AND SELLING STOCKHOLDERS

The selling security holders may offer and sell, from time to time, any or all of the shares of common stock held by them.  Because the selling security holders may offer all or only some portion of the 65,317,536 shares of common stock to be registered, we cannot estimate how many shares of common stock the selling security holders may hold upon termination of the offering, nor can we express, as a percentage, how this number of shares will relate to the total number of shares that we will have outstanding at that time.

The following table presents information regarding the beneficial ownership of our common stock as of January 15, 2010, and the number of shares of common stock covered by this prospectus.  The number of shares in the table represents an estimate of the number of shares of common stock to be offered by:

•	each of the executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options and warrants from the company that are currently exercisable or exercisable within sixty days of January 15, 2010 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in this table is based on 53,567,795 shares of our common stock outstanding on January 15, 2010.  Unless otherwise indicated, the address of each of the executive officers and directors and 5% or more stockholders named below is c/o CNS Response, Inc., 85 Enterprise, Suite 410, Aliso Viejo, CA 92656.

	Number of Shares Beneficially Owned Prior to Offering		Number of	Number of Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage of Shares Outstanding	Shares Being Offered	Number	Percentage of Shares Outstanding

Executive Officers and Directors:
George Carpenter (1) Chief Executive Officer, Secretary	1,125,341	2.1%	540,000	585,341	1.1%
Dr. Daniel Hoffman (2) President and Chief Medical Officer	823,654	1.5%	110,545	713,109	1.3%

	Number of Shares Beneficially Owned Prior to Offering		Number of	Number of Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage of Shares Outstanding	Shares Being Offered	Number	Percentage of Shares Outstanding
David B. Jones(3) Director	8,696,055	15.6%	8,696,055	-	-
Dr. Jerome Vaccaro (4) Director	20,000	*	-	20,000	*
Dr. Henry Harbin (5) Director	166,834	*	10,834	156,000	*
John Pappajohn (6) Director	12,333,335	20.8%	12,333,335	-	-
Tommy Thompson, Director	-	-	-	-	-
Directors and officers as a group (7 persons) (7)	23,165,219	36.7%	21,690,769	1,474,450	2.7%

5% Stockholders:
Leonard Brandt (8) Director, Chief Executive Officer and Secretary	11,081,982	19.9%	9,970,523	1,111,459	2.0%
Sail Venture Partners LP (3)	8,696,055	15.6%	8,696,055	-	-

Other Selling Stockholders:				-	-
Argyris Vassiliou (9)	500,001	*	500,001	-	-
James Howard Desnick, M.D. (10)	1,620,000	3.0%	1,620,000	-	-
Peter Unanue (11)	974,990	1.8%	974,990	-	-
Ann Vassiliou Children’s Trust P2587 (12)	500,001	*	500,001	-	-
AC Care, LLC (13)	100,000	*	100,000	-	-
AJWC Ltd. (14)	540,000	1.0%	540,000	-	-
Andy’s Liquor, Inc. (15)	750,000	1.4%	750,000	-	-
Paul Buck (16)	270,000	*	270,000	-	-
Theodore Chafoulias (17)	150,000	*	150,000	-	-
Dennis James Colbert and Patti J. Colbert, as joint tenants with right of survivorship (18)	540,000	1.0%	540,000	-	-
Ronald I. Dozoretz, M.D. (19)	540,000	1.0%	540,000	-	-
Richard L. Hexum, Jr. (20)	770,000	1.4%	770,000	-	-
Larry Hopfenspirger (21)	600,000	1.1%	600,000	-	-
William and Joanne Jellison (22)	500,000	*	500,000	-	-
Jeffrey P. Knightly (23)	540,000	1.0%	540,000	-	-
Meyer Leon Proler (24)	1,311,567	2.4%	1,311,567	-	-
Dale Ragan (25)	770,000	1.4%	770,000	-	-
Richard Lee Roehl (26)	1,080,000	2.0%	1,080,000	-	-
Lindsay A. Rosenwald, M.D. (27)	1,080,000	2.0%	1,080,000	-	-
Gene Salkind, M.D. (28)	540,000	1.0%	540,000	-	-
Starr F. Schlobohm Rev. Trust U/D/A 12/09/04 (29)	540,000	1.0%	540,000	-	-

	Number of Shares Beneficially Owned Prior to Offering		Number of	Number of Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage of Shares Outstanding	Shares Being Offered	Number	Percentage of Shares Outstanding
Myron F. Steves, Jr. (30)	540,000	1.0%	540,000	-	-
David S. Strutt (31)	540,000	1.0%	540,000	-	-
Brian J. Thompson (32)	270,000	*	270,000	-	-
Mark C. Thompson & Bonita S. Thompson Revocable Living Trust Dated 1/14/04 (33)	1,620,000	3.0%	1,620,000	-	-
John Francis Wheeler (34)	270,000	*	270,000	-	-
White Sand Investor Group, L.P. (35)	1,350,000	2.5%	1,350,000	-	-
B + D Associates (36)	500,000	*	500,000	-	-
Adolfo and Donna Carmona, as joint tenants with right of survivorship (37)	540,000	1.0%	540,000	-	-
The Carnahan Trust (38)	540,000	1.0%	540,000	-	-
Jordan Family LLC (39)	330,000	*	330,000	-	-
John V. BiVona (40)	250,000	*	250,000	-	-
Maxim Group LLC (41)	965,134	1.7%	965,134	-	-
Monarch Capital Group (42)	65,340	*	65,340	-	-
Robert Nathan (43)	152,460	*	152,460	-	-
Felix Investments, LLC (44)	292,200	*	292,200	-	-
George C. Foulkes (45)	30,102	*	30,102	-	-
Max A. Schneider, Inc. (46)	125,242	*	125,242	-	-
Kenneth Leonard (47)	150,513	*	150,513	-	-
Anthony Morgenthau (48)	7,415	*	7,415	-	-
Mao Holdings (Cayman) Limited (49)	400,000	*	400,000	-	-
Glenn Baron (50)	90,308	*	90,308	-	-
Moty Yekutiel (51)	208,553	*	34,607	173,946	*
Pike Family Trust (52)	107,834	*	107,834	-	-
Carl Cadwell (53)	642,336	*	144,136	498,200	*
Brian MacDonald (54)	2,283,532	4.2%	1,015,459	1,268,073	2.3%
W. Hamlin Emory (55)	1,317,099	2.4%	117,170	1,199,929	2.2%
Heartland Value Fund (56)	2,340,000	4.3%	2,340,000	-	-
EAC Investment Limited Partnership (57)	1,766,279	3.3%	1,766,279	-	-
Partner Healthcare Offshore Fund, Ltd. Partner Healthcare Fund, L.P. (58)	1,333,657	2.5%	1,333,657	-	-
David J. Zwiebel (59)	12,501	*	12,501	-	-
Craig B. Swanson (60)	29,250	*	29,250	-	-
David J. Galey (61)	56,122	*	56,122	-	-
Bill and Kim Woodworth (62)	58,500	*	58,500	-	-
Bradley N. Rotter Self Employed Pension Plan & trust (63)	142,751	*	33,751	109,000	*
Bradley Rotter (64)	500,000	*	100,000	400,000	*
Paul E. von Kuster (65)	109,688	*	109,688	-	-
Paul E. von Kuster, Trustee, Credit trust under will of Thomas W. von Kuster (66)	55,575	*	55,575	-	-
David R. Holbrooke (67)	58,500	*	58,500	-	-

	Number of Shares Beneficially Owned Prior to Offering		Number of	Number of Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage of Shares Outstanding	Shares Being Offered	Number	Percentage of Shares Outstanding
Max A Schneider, M.D. Trust (68)	14,625	*	14,625	-	-
Frederick E. Kahn, MD (69)	29,250	*	29,250	-	-
Dr. Jim Greenblatt (70)	187,528	*	187,528	-	-
Lawrence M. Baill (71)	44,727	*	44,727	-	-
Jospeh A. Bailey (72)	29,250	*	29,250	-	-
Daniel E. Greenblatt (73)	58,500	*	58,500	-	-
Fred Ehrman (74)	75,000	*	75,000	-	-
Michael T. Cullen, M.D. (75)	48,182	*	26,000	22,182	*
Crown Jewel Ventures, LLC (76)	181,226	*	181,226	-	-
Itasca Capital Partners, LLC (77)	58,500	*	58,500	-	-
Kerry Judd and Susan Stillman (78)	10,970	*	10,970	-	-
H. R. Swanson Revocable Trust (79)	58,500	*	58,500	-	-
Robert James Blinken Jr. (80)	29,250	*	29,250	-	-
Brean Murray Carret & Co. (81)	1,278,657	2.4%	1,257,650	21,007	*
Hal F. Lewis (82)	32,500	*	32,500	-	-
G&A Consulting Retirement Trust (83)	58,500	*	58,500	-	-
Scott Alderton (84)	50,894	*	50,894	-	-
Murray Markiles (85)	50,894	*	50,894	-	-
V. Joseph Stubbs (86)	50,894	*	50,894	-	-
Jonathan Hodes (87)	25,535	*	25,535	-	-
John McIlvery (88)	25,804	*	25,804	-	-
Greg Akselrud (89)	21,272	*	21,272	-	-
Scott Galer (90)	17,877	*	17,877	-	-
Kevin DeBre (91)	22,558	*	22,558	-	-
Ryan Azlein (92)	9,430	*	9,430	-	-
AJ Investors # 1 (93)	50,001	*	50,001	-	-
John Pagnucco (94)	650,699	1.2%	560,807	89,892	*

*	Less than 1%

(1)
Consists of (a) 360,000 shares of common stock (b) 180,000 shares of common stock issuable upon the exercise of vested and exercisable warrants to purchase common stock and (c) options to acquire 585,341 shares of common stock issuable upon the exercise of vested and exercisable options.  360,000 shares of common stock and 180,000 shares of common stock issuable upon exercise of warrants are being registered for resale on this prospectus.

(2)
Consists of (a) 98,544 shares of common stock, which includes 500 shares held by Dr. Hoffman’s daughter (b) 12,501 shares of common stock issuable upon the exercise of vested and exercisable warrants to purchase common stock and (c) options to acquire 712,609 shares of common stock issuable upon the exercise of vested and exercisable options.  98,044 shares of common stock and 12,501 shares of common stock issuable upon exercise of warrants are being registered for resale on this prospectus.

(3)
Consists of (a) 6,471,067 shares of Common Stock and (b) 2,224,988 shares of Common Stock issuable upon the exercise of vested and exercisable warrants held by Sail Venture Partners, LP.  Sail Venture Partners, LLC is the general partner of Sail Venture Partners, L.P..  The unanimous vote of the managing members of Sail Venture Partners, LLC (who are Walter Schindler, Alan Sellers, Thomas Cain, F. Henry Habicht and David B. Jones), is required to voting and make investment decisions over the shares held by this selling stockholder.  The address of Sail Venture Partners, L.P. is 600 Anton Blvd., Suite 1010, Costa Mesa, CA 92626.

(4)	Consists of options to acquire 20,000 shares of common stock issuable upon the exercise of vested and exercisable options.
(5)
Consists of (a) 8,333 shares of common stock, (b) 2,501 shares of common stock issuable upon the exercise of warrants to purchase common stock and (c) options to acquire 156,000 shares of common stock issuable upon the exercise of vested and exercisable options.  8,333 shares of common stock and 2,501 shares of common stock issuable upon exercise of warrants are being registered for resale on this prospectus by the selling stockholder.

(6)
Consists of (a) 6,666,668 shares of common stock and (b) 5,666,667 shares of common stock issuable upon the exercise of vested and exercisable warrants to purchase common stock.  The address of John Pappajohn is 2116 Financial Center, Des Moines, IA 50309.

(7)	Consists of 13,604,612 shares of common stock and 9,560,607 shares of common stock issuable upon the exercise of vested and exercisable options and warrants.
(8)
Consists of (a) 8,890,795 shares of common stock (including 540,000 shares owned by Mr. Brandt's children and 956,164 shares held by Brandt Ventures), (b) 1,079,728 shares reserved for issuance upon exercise of warrants to purchase common stock (including warrants to purchase 478,082 shares of common stock held by Brandt Ventures) and (c) 1,111,459 shares reserved for issuance upon exercise of options to purchase common stock held by Mr. Brandt.  Of these holdings, 8,890,795 shares of common stock and 1,079,728 shares of common stock reserved for issuance upon exercise of certain warrants to purchase common stock are being registered for resale.  The address of Leonard Brandt is 28911 Via Hacienda San Juan Capistrano CA 92675.

(9)	Consists of 333,334 shares of common stock and 166,667 shares reserved for issuance upon exercise of warrants to purchase common stock.
(10)	Consists of 1,080,000 shares of common stock and 540,000 shares reserved for issuance upon exercise of warrants to purchase common stock.
(11)	Consists of 650,000 shares of common stock and 324,990 shares reserved for issuance upon exercise of warrants to purchase common stock.
(12)
Consists of 333,334 shares of common stock and 166,667 shares reserved for issuance upon exercise of warrants to purchase common stock.  Argyris Vassiliou, as trustee of the Ann Vassiliou Children’s Trust P2587, exercises voting and investment authority over the shares held by this selling stockholder.

(13)
Consists of 66,667 shares of common stock and 33,333 shares reserved for issuance upon exercise of warrants to purchase common stock.  Andrew Chafoulias, as Chief Manager, exercises voting and investment authority over the shares held by this selling stockholder.

(14)
Consists of 360,000 shares of common stock and 180,000 shares reserved for issuance upon exercise of warrants to purchase common stock.  William Wu, as President, exercises voting and investment authority over the shares held by this selling stockholder.

(15)
Consists of 500,000 shares of common stock and 250,000 shares reserved for issuance upon exercise of warrants to purchase common stock.  Gus Chafoulias, as President, exercises voting and investment authority over the shares held by this selling stockholder.

(16)	Consists of 180,000 shares of common stock and 90,000 shares reserved for issuance upon exercise of warrants to purchase common stock. Paul Buck is a financial consultant to the company.
(17)	Consists of 100,000 shares of common stock and 50,000 shares reserved for issuance upon exercise of warrants to purchase common stock.
(18)	Consists of 360,000 shares of common stock and 180,000 shares reserved for issuance upon exercise of warrants to purchase common stock.
(19)	Consists of 360,000 shares of common stock and 180,000 shares reserved for issuance upon exercise of warrants to purchase common stock.
(20)	Consists of 513,333 shares of common stock and 256,667 shares reserved for issuance upon exercise of warrants to purchase common stock.
(21)	Consists of 400,000 shares of common stock and 200,000 shares reserved for issuance upon exercise of warrants to purchase common stock.

(22)	Consists of 333,333 shares of common stock and 166,667 shares reserved for issuance upon exercise of warrants to purchase common stock.
(23)	Consists of 360,000 shares of common stock and 180,000 shares reserved for issuance upon exercise of warrants to purchase common stock.
(24)	Consists of 924,644 shares of common stock and 386,923 shares reserved for issuance upon exercise of warrants to purchase common stock. Dr. Proler provides medical consulting services to the Company.
(25)	Consists of 513,333 shares of common stock and 256,667 shares reserved for issuance upon exercise of warrants to purchase common stock.
(26)	Consists of 720,000 shares of common stock and 360,000 shares reserved for issuance upon exercise of warrants to purchase common stock.
(27)
Consists of 720,000 shares of common stock and 360,000 shares reserved for issuance upon exercise of warrants to purchase common stock.  The selling stockholder is an affiliate of a broker dealer but has certified to the company that she bought the securities being registered for resale in the ordinary course of business, and at the time of the purchase of such securities, had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

(28)	Consists of 360,000 shares of common stock and 180,000 shares reserved for issuance upon exercise of warrants to purchase common stock.
(29)
Consists of 360,000 shares of common stock and 180,000 shares reserved for issuance upon exercise of warrants to purchase common stock.  Starr F. Schlobohm, as trustee of the selling stockholder, exercises voting and investment authority over the shares held by this selling stockholder.

(30)	Consists of 360,000 shares of common stock and 180,000 shares reserved for issuance upon exercise of warrants to purchase common stock.
(31)	Consists of 360,000 shares of common stock and 180,000 shares reserved for issuance upon exercise of warrants to purchase common stock.
(32)
Consists of 180,000 shares of common stock and 90,000 shares reserved for issuance upon exercise of warrants to purchase common stock. Mr. Thompson is an employee of Equity Dynamics, Inc., which has provided advisory services to the Company.

(33)
Consists of 1,080,000 shares of common stock and 540,000 shares reserved for issuance upon exercise of warrants to purchase common stock.  Mark C. Thompson & Bonita S. Thompson, as trustees, exercise voting and investment authority over the shares held by this selling stockholder.

(34)	Consists of 180,000 shares of common stock and 90,000 shares reserved for issuance upon exercise of warrants to purchase common stock.
(35)
Consists of 900,000 shares of common stock and 450,000 shares reserved for issuance upon exercise of warrants to purchase common stock.  Elliott Donnelley, as President, Corporate G.P., exercises voting and investment authority over the shares held by this selling stockholder.

(36)
Consists of 333,333 shares of common stock and 166,667 shares reserved for issuance upon exercise of warrants to purchase common stock.  Bruce Seyburn, as Partner, exercises voting and investment authority over the shares held by this selling stockholder.

(37)	Consists of 360,000 shares of common stock and 180,000 shares reserved for issuance upon exercise of warrants to purchase common stock.
(38)
Consists of 360,000 shares of common stock and 180,000 shares reserved for issuance upon exercise of warrants to purchase common stock.  Kevin and Laurie Carnahan, as trustees, exercise voting and investment authority over the shares held by this selling stockholder.

(39)
Consists of 220,000 shares of common stock and 110,000 shares reserved for issuance upon exercise of warrants to purchase common stock.  Patricia J. Jordan, as Chief Manager, exercises voting and investment authority over the shares held by this selling stockholder.

(40)	Consists of 166,667 shares of common stock and 83,333 shares reserved for issuance upon exercise of warrants to purchase common stock.
(41)
Consists of 965,134 shares reserved for issuance upon exercise of warrants to purchase common stock. The selling stockholder is a broker-dealer, and has represented to the Company that it received its warrants to purchase common stock as compensation for investment banking services to the Company. Michael Rabinowitz exercises voting and investment authority over the shares held by this selling stockholder.

(42)
Consists of 65,340 shares reserved for issuance upon exercise of warrants to purchase common stock.  The selling stockholder is a broker-dealer, and has represented to the company that it received its warrants to purchase common stock as compensation for investment banking services to the company.  Michael Potter, as Chairman, exercises voting and investment authority over the shares held by this selling stockholder.

(43)
Consists of 152,460 shares reserved for issuance upon exercise of warrants to purchase common stock.  The selling stockholder is a broker-dealer, and has represented to the company that it received its warrants to purchase common stock as compensation for investment banking services to the company.  The selling shareholder is also an affiliate of a broker-dealer.  The selling stockholder has represented that it purchased or otherwise acquired the warrants in the ordinary course of business and, at the time of such purchase/acquisition, had no agreements or understandings, directly or indirectly, with any person, to distribute the securities to be resold.

(44)
Consists of 292,200 shares reserved for issuance upon exercise of warrants to purchase common stock. The selling stockholder is a broker-dealer and has represented to the Company that it received its warrants to purchase common stock as compensation for investment banking services to the Company. Frank Mazzola exercises voting and investment authority over the shares held by this selling stockholder.

(45)	Consists of 21,636 shares of common stock and 8,466 shares reserved for issuance upon exercise of warrants to purchase common stock.
(46)	Consists of 125,242 shares of common stock. Max A. Schneider exercises voting and investment authority over the shares held by this selling stockholder.
(47)	Consists of 108,182 shares of common stock and 42,331 shares of common stock issuable upon the exercise of vested and exercisable warrants to purchase common stock.
(48)	Consists of 7,415 shares of common stock issuable upon the exercise of vested and exercisable warrants to purchase common stock.
(49)
Consists of 250,000 shares of common stock and 150,000 shares of common stock issuable upon the exercise of vested and exercisable warrants to purchase common stock.  Michel Clemence, Dominique Warluzel and Mansour Ojjeh, as directors of the selling stockholder, each exercise voting and dispositive power over the shares held by this selling stockholder.

(50)	Consists of 64,910 shares of common stock and 25,398 shares of common stock issuable upon the exercise of vested and exercisable warrants to purchase common stock.
(51)
Consists of 198,394 shares of common stock and 10,159 shares of common stock issuable upon the exercise of vested and exercisable warrants to purchase common stock.  24,448 shares of common stock and 10,159 shares reserved for issuance upon exercise of warrants to purchase common stock are being registered for re-sale by the selling shareholder on this prospectus

(52)	Consists of 107,834 shares of common stock. John Pike, as trustee of the selling stockholder, exercises voting and investment authority over the shares held by this selling stockholder.
(53)
Consists of 600,006 shares of common stock and 42,330 shares of common stock issuable upon the exercise of vested and exercisable warrants to purchase common stock.  101,806 shares of common stock and 42,330 shares reserved for issuance upon exercise of warrants to purchase common stock are being registered for re-sale by the selling shareholder on this prospectus.

(54)
Consists of 1,242,375 shares of common stock and 1,041,157 shares of common stock issuable upon the exercise of vested and exercisable options to purchase common stock.  Brian MacDonald is the Chief Engineeer of the Company.  1,015,459 shares of common stock are being registered for re-sale by the selling shareholder on this prospectus.

(55)
Consists of 1,015,334 shares of common stock, 4,233 shares of common stock issuable upon the exercise of vested and exercisable warrants to purchase common stock and 297,532 shares of common stock issuable upon the exercise of vested and exercisable options to purchase common stock.  117,170 shares of common stock are being registered for re-sale by the selling shareholder on this prospectus.

(56)
Consists of 1,800,000 shares of common stock and 540,000 shares reserved for issuance upon exercise of warrants to purchase common stock.  The selling stockholder is affiliated with Alps Distributors, Inc. a registered broker/dealer and member of FINRA.  The selling stockholder purchased or otherwise acquired these shares in the ordinary course of business and, at the time of such purchase/acquisition, had no agreements or understandings, directly or indirectly, with any person, to distribute the securities to be resold.  Mr.Paul T. Beste, Vice President & Secretary of Heartland Group Inc., exercises voting and investment authority over the shares held by this selling stockholder.

(57)
Consists of 1,292,177 shares of common stock and 474,102 shares of common stock issuable upon the exercise of warrants to purchase common stock.  Elizabeth Morgentheau, as President of the selling stockholder, exercises voting and investment authority over the shares held by this selling stockholder.

(58)
Consists of 651,090 shares of common stock and 195,327 shares reserved for issuance upon exercise of certain warrants to purchase common stock held by Partner Healthcare Fund, LP, and 374,800 shares of common stock and 112,440 shares reserved for issuance upon exercise of warrants to purchase common stock held by Partner Healthcare Offshore Fund, Ltd.  Brian Grossman, as the Portfolio Manager of Partner Healthcare Offshore Fund, Ltd., exercises voting and investment authority over the shares held by Partner Healthcare Offshore Fund, Ltd.  Brian Grossman, as the Portfolio Manager of Partner Healthcare Fund, L.P., exercises voting and investment authority over the shares held by Partner Healthcare Fund, L.P.

(59)	Consists of 12,501 shares reserved for issuance upon exercise of warrants to purchase common stock.
(60)	Consists of 22,500 shares of common stock and 6,750 shares reserved for issuance upon exercise of warrants to purchase common stock.
(61)	Consists of 40,891 shares of common stock and 15,231 shares reserved for issuance upon exercise of warrants to purchase common stock.
(62)
Consists of 45,000 shares of common stock and 13,500 shares reserved for issuance upon exercise of warrants to purchase common stock.  Kimberly Craig-Woodworth and William N. Woodworth are affiliated with Brean Murray, Carret & Co. a registered broker/dealer and member of FINRA.  Kimberly Craig-Woodworth and William N. Woodworth purchased or otherwise acquired these shares in the ordinary course of business and, at the time of such purchase/acquisition, had no agreements or understandings, directly or indirectly, with any person, to distribute the securities to be resold.

(63)
Consists of 109,000 shares of common stock and 33,751 shares reserved for issuance upon exercise of warrants to purchase common stock.  Bradley Rotter, Trustee of the Bradley N. Rotter Self Employed Pension Plan & Trust, exercises voting and investment authority over the shares held by this selling stockholder.  33,751 shares reserved for issuance upon exercise of warrants to purchase common stock are being registered for re-sale by the selling shareholder on this prospectus.

(64)
Consists of 400,000 shares of common stock and 100,000 shares reserved for issuance upon exercise of warrants to purchase common stock. 100,000 shares reserved for issuance upon exercise of warrants to purchase common stock are being registered for re-sale by the selling shareholder on this prospectus.

(65)	Consists of 84,375 shares of common stock and 25,313 shares reserved for issuance upon exercise of warrants to purchase common stock.
(66)
Consists of 42,750 shares of common stock and 12,825 shares reserved for issuance upon exercise of warrants to purchase common stock.  Paul E. von Kuster, Trustee, Credit trust under will of Thomas W. von Kuster, exercises voting and investment authority over the shares held by this selling stockholder.

(67)	Consists of 45,000 shares of common stock and 13,500 shares reserved for issuance upon exercise of warrants to purchase common stock.
(68)
Consists of 11,250 shares of common stock and 3,375 shares reserved for issuance upon exercise of warrants to purchase common stock.  Max Schneider, Trustee of the Max A Schneider, M.D. Trust, exercises voting and investment authority over the shares held by this selling stockholder.

(69)	Consists of 22,500 shares of common stock and 6,750 shares reserved for issuance upon exercise of warrants to purchase common stock.
(70)
Consists of 129,028 shares of common stock and 58,500 shares reserved for issuance upon exercise of warrants to purchase common stock.  Dr. Greenblatt is a contractor who acts as one of CNS Response, Inc.’s Regional Medical Directors and in this capacity, among other things, trains physicians in the use of rEEG.

(71)	Consists of 32,886 shares of common stock and 11,841 shares reserved for issuance upon exercise of warrants to purchase common stock.
(72)
Consists of 22,500 shares of common stock and 6,750 shares reserved for issuance upon exercise of warrants to purchase common stock.  Mr. Bailey is affiliated with Brean Murray, Carret & Co., LLC, a registered broker/dealer and member of FINRA, as he is an employee of Brean Murray, Carret & Co., LLC.  Mr. Bailey purchased or otherwise acquired his shares in the ordinary course of business and, at the time of such purchase/acquisition, had no agreements or understandings, directly or indirectly, with any person, to distribute the securities to be resold.

(73)	Consists of 45,000 shares of common stock and 13,500 shares reserved for issuance upon exercise of warrants to purchase common stock.

(74)
Consists of 75,000 shares reserved for issuance upon exercise of warrants to purchase common stock. Mr. Ehrman is affiliated with Brean Murray, Carret & Co. a registered broker/dealer and member of FINRA.  Mr. Ehrman purchased or otherwise acquired his shares in the ordinary course of business and, at the time of such purchase/acquisition, had no agreements or understandings, directly or indirectly, with any person, to distribute the securities to be resold.

(75)
Consists of 42,182 shares of common stock and 6,000 shares reserved for issuance upon exercise of warrants to purchase common stock.  20,000 shares of common stock and 6,000 shares reserved for issuance upon exercise of warrants to purchase common stock are being registered for re-sale by the selling shareholder on this prospectus.

(76)
Consists of 131,807 shares of common stock and 49,419 shares reserved for issuance upon exercise of warrants to purchase common stock.  Sharon Keene exercises voting and investment authority over the shares held by this selling stockholder.

(77)
Consists of 45,000 shares of common stock and 13,500 shares reserved for issuance upon exercise of warrants to purchase common stock.  Michael S. Wallace, the Managing Member of Itasca Capital Partners, LLC, exercises voting and investment authority over the shares held by this selling stockholder.

(78)	Consists of 8,438 shares of common stock and 2,532 shares reserved for issuance upon exercise of warrants to purchase common stock.
(79)
Consists of 45,000 shares of common stock and 13,500 shares reserved for issuance upon exercise of warrants to purchase common stock.  H. R. Swanson, Trustee of the H. R. Swanson Rev. Trust, exercises voting and investment authority over the shares held by this selling stockholder.

(80)	Consists of 22,500 shares of common stock and 6,750 shares reserved for issuance upon exercise of warrants to purchase common stock.
(81)
Consists of 641,472 shares of common stock and 637,185 shares reserved for issuance upon exercise of warrants to purchase common stock.  Brean Murray, Carret & Co., LLC is a FINRA member firm.  Brean Murray, Carret & Co., LLC purchased or otherwise acquired its shares in the ordinary course of business and, at the time of such purchase/acquisition, had no agreements or understandings, directly or indirectly, with any person, to distribute the securities to be resold.  William McCluskey, President and Chief Executive Officer of Brean Murray, Carret & Co., LLC, exercises voting and investment authority over the shares held by this selling stockholder.  633,138 shares of common stock and 624,512 shares reserved for issuance upon exercise of warrants to purchase common stock are being registered for re-sale by the selling shareholder on this prospectus.

(82)
Consists of 25,000 shares of common stock and 7,500 shares reserved for issuance upon exercise of warrants to purchase common stock.  Mr. Lewis is affiliated with a registered broker/dealer and member of FINRA.  Mr. Lewis purchased or otherwise acquired his shares in the ordinary course of business and, at the time of such purchase/acquisition, had no agreements or understandings, directly or indirectly, with any person, to distribute the securities to be resold.

(83)
Consists of 45,000 shares of common stock and 13,500 shares reserved for issuance upon exercise of warrants to purchase common stock. Gary Gossard, as Trustee of the G&A Consulting Retirement Trust, exercises voting and investment authority over the shares held by this selling stockholder.

(84)	Consists of 36,096 shares of common stock and 14,798 shares reserved for issuance upon exercise of warrants to purchase common stock.
(85)	Consists of 36,096 shares of common stock and 14,798 shares reserved for issuance upon exercise of warrants to purchase common stock.
(86)	Consists of 36,096 shares of common stock and 14,798 shares reserved for issuance upon exercise of warrants to purchase common stock.
(87)	Consists of 18,456 shares of common stock and 7,079 shares reserved for issuance upon exercise of warrants to purchase common stock.
(88)	Consists of 18,624 shares of common stock and 7,180 shares reserved for issuance upon exercise of warrants to purchase common stock.
(89)	Consists of 15,518 shares of common stock and 5,754 shares reserved for issuance upon exercise of warrants to purchase common stock.

(90)	Consists of 12,869 shares of common stock and 5,008 shares reserved for issuance upon exercise of warrants to purchase common stock.
(91)	Consists of 16,371 shares of common stock and 6,187 shares reserved for issuance upon exercise of warrants to purchase common stock.
(92)	Consists of 7,254 shares of common stock and 2,176 shares reserved for issuance upon exercise of warrants to purchase common stock.
(93)
Consists of 50,001 shares reserved for issuance upon exercise of warrants to purchase common stock.  Adam Katz, as Partner of AJ Investors #1, exercises voting and investment authority over the shares held by this selling stockholder.

(94)
Consists of 306,748 shares of common stock and 214,951 shares reserved for issuance upon exercise of warrants to purchase common stock held by John Pagnucco; 75,000 shares of common stock and 45,000 shares reserved for issuance upon exercise of warrants to purchase common stock held by John W. Pagnucco 1998 Rollover Roth IRA RBC Dain; and 9,000 shares of common stock held by John Pagnucco as custodian for his grandchildren over which John Pagnucco exercises voting and dispositive control. Of these holdings, 225,856 shares of common stock and 214,951 shares of common stock reserved for issuance upon exercise of warrants to purchase common stock held by John Pagnucco and 75,000 shares of common stock and 45,000 shares of common stock reserved for issuance upon exercise of warrants to purchase common stock held by John W Pagnucco 1998 Rollover Roth IRA RBC Dain are being registered for resale sale on this prospectus.

RELATED PARTY TRANSACTIONS

Certain Relationships and Related Transactions

Except as follows, since October 1, 2007, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

•	in which the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and

•	in which any director, executive officer, other stockholders of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Transactions with George Carpenter

On December 24, 2009, the Company completed a second closing of its private placement in which it received gross proceeds of approximately $3 million, which included $108,000 invested by Mr. Carpenter.  In exchange for his investment, the Company issued to Mr. Carpenter 360,000 shares of its common stock and a five year non-callable warrant to purchase 180,000 shares of its common stock at an exercise price of $0.30 per share.  This investment was completed with the identical terms as received by all other investors in the Company’s private placement closings that took place on August 26, 2009, December 24, 2009, December 31, 2009 and January 4, 2010.

Transactions with SAIL Venture Partners LP

On March 30, 2009, we executed two senior secured convertible promissory notes each in the principal amount of $250,000 with SAIL Venture Partners, LP (“SAIL”) and Brandt Ventures, GP (“Brandt”). David Jones, a member of our board of directors, is one of four managing members of Sail Venture Partners, LLC, which is the general partner of SAIL. Leonard Brandt, also a member of our board of directors until December 3, 2009 and our former Chief Executive Officer, is the general partner of Brandt.

These notes accrue interest at the rate of 8% per annum and are due and payable upon a declaration by the note holder(s) requesting repayment, unless sooner converted into shares of our common stock (as described below), upon the earlier to occur of: (i) June 30, 2009 or (ii) an Event of Default (as defined in the notes), which includes the default that occurred as a result of Mr. Brandt no longer serving as our Chief Executive Officer effective as of April 10, 2009. The notes are secured by a lien on substantially all of our assets (including all intellectual property). In the event of a liquidation, dissolution or winding up of the company, unless Brandt and/or SAIL informs us otherwise, we shall pay such investor an amount equal to the product of 250% multiplied by the principal and all accrued but unpaid interest outstanding on the note.

In concert with an equity financing transaction of at least $1,500,000 (excluding any and all other debt that is converted), the principal and all accrued, but unpaid interest outstanding under the notes shall be automatically converted into the securities issued in the equity financing by dividing such amount by 90% of the per share price paid by the investors in such financing.

On May 14, 2009, we entered into a Bridge Note and Warrant Purchase Agreement with SAIL.

Pursuant to the Purchase Agreement, on May 14, 2009, SAIL purchased a Secured Promissory Note in the principal amount of $200,000 from us. In order to induce SAIL to purchase the note, we issued to SAIL a warrant to purchase up to 100,000 shares of our common stock at a purchase price equal to $0.25 per share. The warrant expires on the earlier to occur of May 31, 2016 or a change of control of the company.

The Purchase Agreement also provides that, at any time on or after June 30, 2009, and provided that certain conditions are satisfied by us, SAIL will purchase from us a second Secured Convertible Promissory Note in the principal sum of $200,000 and will be issued a second warrant identical in terms to the warrant described above. The aforementioned conditions include our entry into a term sheet in which investors commit to participate in an equity financing by us of not less than $2,000,000 (excluding any and all other debt that are to be converted).

The notes issued or issuable pursuant to the Purchase Agreement accrue interest at the rate of 8% per annum and are due and payable, unless sooner converted into shares of our common stock (as described below), upon the earlier to occur of: (i) a declaration by SAIL on or after June 30, 2009 or (ii) an Event of Default as defined in the notes. The note(s) are secured by a lien on substantially all of our assets (including all intellectual property). In the event of a liquidation, dissolution or winding up of the company, unless SAIL informs us otherwise, we shall pay SAIL an amount equal to the product of 250% multiplied by the principal and all accrued but unpaid interest outstanding on the note(s).

In the event we consummate an equity financing transaction of at least $1,500,000 (excluding any and all other debt that is converted), then the principal and all accrued, but unpaid interest outstanding under the note(s) shall be automatically converted into the securities issued in the equity financing by dividing such amount by 85% of the per share price paid by the investors in such financing.

In addition, in the event we issue preferred stock that is not part of an equity financing described above, SAIL may, at its option, convert the principal and all accrued, but unpaid interest outstanding under the note(s) into preferred stock by dividing such amount by 85% of the per share price paid by the purchasers’ of our preferred stock.

On August 26, 2009, the Company completed an equity financing transaction of approximately $2 million. As a result of the financing, each of the notes described above that were held by SAIL and Brandt automatically converted into common stock, with SAIL receiving 1,758,356 shares and Brandt receiving 956,164 shares. In addition, pursuant to the terms of the notes, SAIL was issued a non-callable five year warrant to purchase 879,178 shares of common stock at an exercise price of $0.30 per share and Brandt was issued a non-callable five year warrant to purchase 478,082 shares of common stock at an exercise price of $0.30 per share.

In connection with the equity financing referred to above, on August 26, 2009, SAIL purchased 6 Units for $324,000. Each Unit consists of 180,000 shares of common stock and a five year non-callable warrant to purchase an additional 90,000 shares of common stock at an exercise price of $0.30 per share. The shares of common stock and warrants comprising the Units are immediately separable and were issued separately.  This investment was completed with the identical terms as received by all other investors in the Company’s private placement closings that took place on August 26, 2009, December 24, 2009, December 31, 2009 and January 4, 2010.

Transactions with Leonard Brandt

Please see the discussion above under the heading “Transaction with Sail Venture Partners LP” for a summary of a bridge financing transaction which closed on March 30, 2009, in which Mr. Brandt participated.

Transactions with Henry Harbin, M.D.

Since June 2007, Dr. Harbin has acted as a strategic advisor to the company, and has advised us on our marketing initiatives. As compensation for his services as an advisor, on August 8, 2007, we granted Dr. Harbin a non-qualified option to purchase 24,000 shares of our common stock at an exercise price of $1.09 per share. Options to purchase 6,000 shares vested on the date of grant, and the remaining 18,000 shares vested in equal installments of 2,000 shares on each monthly anniversary of the grant date for a period of nine months.

Subsequently, on April 15, 2008, we entered into a consulting agreement which expired on December 31, 2008 pursuant to which Dr. Harbin was paid an aggregate of $24,000 and was granted options to purchase 56,000 shares of our common stock at an exercise price of $0.96 per share, with options to purchase 14,000 shares vesting on the date of grant, options to purchase 37,328 shares vesting in eight equal monthly installments of 4,666 options commencing on April 30, 2008, and the remaining options to purchase 4,672 shares vesting on December 31, 2008.

Most recently, on March 17, 2009, we entered into a consulting agreement with Dr. Harbin which expired on December 31, 2009 pursuant to which Dr. Harbin was paid an aggregate of $24,000 as compensation for his consulting services.  In addition, as further compensation, we granted Dr. Harbin options to purchase 56,000 shares of our common stock at an exercise price of $0.40 per share, with the option vesting in equal monthly installments over a twelve month period commencing on January 1, 2009.

Transactions with Daniel Hoffman

On January 11, 2008, we, through our wholly owned subsidiary, Colorado CNS Response, Inc. and pursuant to the terms of a Stock Purchase Agreement, acquired all of the outstanding common stock of Neuro-Therapy Clinic, PC, a Colorado professional medical corporation wholly owned by Dr. Hoffman ("NTC") in exchange for a non-interest bearing note of $300,000 payable in equal monthly installments over 36 months.  At the time of the transaction, NTC was our largest customer.  Upon the completion of the acquisition, Dr. Hoffman was appointed our Chief Medical Officer.  The Stock Purchase Agreement provides that upon the occurrence of certain events, as defined in the purchase agreement, Dr. Hoffman has a repurchase option for a period of three years subsequent to the closing, as well as certain rights of first refusal, in relation to the assets and liabilities we acquired.

In addition, Dr. Hoffman has acted as a consultant to the corporation on various matters since 2003. Subsequent to October 1, 2007, Dr. Hoffman has received cash payments of $15,000 in consideration for his consulting services to us prior to joining us as our Chief Medical Officer.

Transactions with John Pappajohn

In conjunction with the closing of the Company’s private placement on August 26, 2009, Mr. Pappajohn joined the Company’s Board of Directors.  On September 29, 2009 at the Company’s Annual Meeting of shareholders, Mr. Pappajohn’s directorship was approved by a majority vote of the shareholders of the Company.

On June 12, 2009, we entered into a Bridge Note and Warrant Purchase Agreement with Mr. John Pappajohn (“Pappajohn”).

Pursuant to the Purchase Agreement, on June 12, 2009, Pappajohn purchased a Secured Convertible Promissory Note in the principal amount of $1,000,000 from us.  In order to induce Pappajohn to purchase the note, we issued to Pappajohn a warrant to purchase up to 3,333,333 shares of our common stock at a purchase price equal to $0.30 per share.  The warrant expires on June 30, 2016.

The note issued pursuant to the Purchase Agreement provides that the principal amount of $1,000,000 together with a single Premium Payment of $90,000 which is due and payable, unless sooner converted into shares of our common stock (as described below), upon the earlier to occur of: (i) a declaration by Pappajohn on or after June 30, 2010 or (ii) an Event of Default as defined in the note.  The note is secured by a lien on substantially all of our  assets (including all intellectual property).  In the event of a liquidation, dissolution or winding up of the company, unless Pappajohn informs us otherwise, we shall pay Pappajohn an amount equal to the product of 250% multiplied by the then outstanding principal amount of the note and the Premium Payment.

In the event we consummate an equity financing transaction of at least $1,500,000 (excluding any and all other debt that is converted), the then outstanding principal amount of the note (but excluding the Premium Payment, which will be repaid in cash at the time of such equity financing) shall be automatically converted into the securities issued in the equity financing by dividing such amount by the per share price paid by the investors in such financing.

On August 26, 2009, the Company completed an equity financing transaction of approximately $2 million.  As a result of the financing, the note described above held by Mr. Pappajohn automatically converted into common stock, with Mr. Pappajohn receiving 3,333,334 shares.  In addition, pursuant to the terms of the note, Mr. Pappajohn received a five year non-callable warrant to purchase 1,666,667 shares of common stock at an exercise price of $0.30 per share.

In connection with the equity financing referred to above, on August 26, 2009, Mr. Pappajohn invested an additional $1,000,000 in the Company.  In exchange for his investment, the Company issued an additional 3,333,3334 shares of common stock to Mr. Pappajohn and a five year non-callable warrant to purchase 1,666,667 shares of common stock at an exercise price of $0.30 per share.  This investment was completed with the identical terms as received by all other investors in the Company’s private placement closings that took place on August 26, 2009, December 24, 2009, December 31, 2009 and January 4, 2010.

The Company intends to reimburse Equity Dynamics, Inc., a company solely owned by Mr. Pappajohn, for expenses which Equity Dynamics incurred between May and December, 2009 on behalf of CNS Response, Inc.  These expenses include $34,700 incurred in connection with the Company’s private placement financing activities.

Transactions with Promoters and Control Persons

Prior to our merger with CNS California, which closed on March 7, 2007, Strativation, Inc. (now called CNS Response, Inc.) existed as a "shell company" with nominal assets whose sole business was to identify, evaluate and investigate various companies to acquire or with which to merge.

Shares for Debt Agreement

Prior to our merger with CNS California, on January 11, 2007, we entered into a Shares For Debt Agreement with Richardson & Patel LLP ("R&P"), our former legal counsel, pursuant to which we agreed to issue and R&P agreed to accept 645,846 restricted shares of our common stock (the "Shares") as full and complete settlement of a portion of the total outstanding debt in the amount of $261,202 that we owed to R&P for legal services (the "Partial Debt"). On January 15, 2007, the company and R&P agreed to amend and restate the Shares for Debt Agreement to increase the number of Shares to be issued in settlement of such Partial Debt to 656,103 restricted shares of our common stock, which then represented 75.5% of our issued and outstanding common stock.

Registration Rights Agreement

On January 11, 2007, we entered into a Registration Rights Agreement in connection with the above referenced Shares For Debt Agreement with R&P and various other stockholders of the Company signatory thereto ("Majority Stockholders") in connection with the shares of the company acquired pursuant to the Shares For Debt Agreement and certain other transactions that took place on or around July 18, 2006. On January 15, 2007, the company and the Majority Stockholders agreed to amend and restate the Registration Rights Agreement to provide registration rights to the Majority Stockholders for up to 767,101 shares of our common stock held or to be acquired by them.

Merger Agreement

On January 16, 2007, we entered into an Agreement and Plan of Merger with CNS Response, Inc., a California corporation (or CNS California), and CNS Merger Corporation, a California corporation and our wholly-owned subsidiary that was formed to facilitate the acquisition of CNS California. On March 7, 2007, the merger with CNS California closed, CNS California became our wholly-owned subsidiary, and we changed our name from Strativation, Inc. to CNS Response, Inc..  At the Effective Time of the Merger (as defined in the Merger Agreement, as amended on February 23, 2007), MergerCo was merged with and into CNS California, the separate existence of MergerCo ceased, and CNS California continued as the surviving corporation at the subsidiary level. We issued an aggregate of 17,744,625 shares of our common stock to the stockholders of CNS California in exchange for 100% ownership of CNS California. Additionally, we assumed an aggregate of 8,407,517 options to purchase shares of common stock and warrants to purchase shares of common stock on the same terms and conditions as previously issued by CNS California. Pursuant to the Merger Agreement, our former sole director and executive officer, Silas Phillips, resigned as a director and executive officer of our company effective as of the closing of the merger, and the directors and officers of CNS California were appointed to serve as directors and officer of our company. Except for the Merger Agreement, as amended, and the transactions contemplated by that agreement, neither CNS California, nor the directors and officers of CNS California serving prior to the consummation of the Merger, nor any of their associates, had any material relationship with us, or any of our directors and officers, or any of our associates prior to the merger. Following the merger, the business conducted by the company is the business conducted by CNS California.

Pursuant to the terms of the Merger Agreement, we paid an advisory fee of $475,000 to Richardson & Patel, LLP, our former legal counsel and a principal shareholder, immediately upon the closing of the merger.

DESCRIPTION OF CAPITAL STOCK

The information set forth below is a general summary of our capital stock structure. As a summary, this Section is qualified by, and not a substitute for, the provisions of our Certificate of Incorporation, as amended, and Bylaws.

Authorized Capital Stock

Our authorized capital stock consists of 750,000,000 shares of Common Stock, par value $0.001 per share.

Common Stock

As of January 15, 2010, we had 53,567,795 shares of Common Stock issued and outstanding. In addition, we have reserved 6,662,014 shares of Common Stock for issuance in respect of options to purchase common stock and 22,631,086 shares of Common Stock were reserved for issuance pursuant to issued and outstanding warrants to purchase our Common Stock.

Dividend Rights

The holders of outstanding shares of Common Stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our Board may determine.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders.

No Preemptive or Similar Rights

Holders of Common Stock do not have preemptive rights, and Common Stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of Common Stock.

Warrants

At January 15, 2010, the following warrants were outstanding:

•
warrants that will expire at various times through 2012 to purchase an aggregate of 189,146 shares of our common stock at an exercise price per share of $0.01, which were granted in connection with the issuance of convertible promissory notes;

•
warrants that will expire at various times through 2015 to purchase an aggregate of 1,427,022 shares of our common stock at an exercise price per share of $0.59 which were granted in connection with the issuance of convertible promissory notes;

•
warrants that will expire at various times through 2011 to purchase an aggregate of 1,143,587 shares of our common stock at an exercise price per share of $1.51 which were issued to investors in connection with the private placement completed in November 2006;

•
warrants that will expire in 2011 to purchase 7,921 shares of our common stock at an exercise price per share of $1.01 which were granted to the placement agent in connection with the private placement completed in November 2006;

•
warrants that will expire in 2011 to purchase an aggregate of 4,752 shares of our common stock at an exercise price per share of $1.812 which were granted to the placement agent in connection with the private placement completed in November 2006;

•
warrants that will expire in 2012 to purchase 1,951,445 shares of our common stock at an exercise price per share of $1.80 which were issued to investors in connection with the private placement which was completed concurrently with the Merger on March 7, 2007;

•
warrants that will expire in 2012 to purchase 520,380 shares of our common stock at an exercise price per share of $1.44 which were issued to the placement agent in connection with the private placement which was completed concurrently with the Merger on March 7, 2007;

•
warrants that will expire in 2012 to purchase 156,114 shares of our common stock at an exercise price per share of $1.80 which were issued to the placement agent in connection with the private placement which was completed concurrently with the Merger on March 7, 2007.

•
warrants that will expire in 2016 to purchase 100,000 shares of our common stock at an exercise price per share of $0.25 which were issued to SAIL Venture Partners, LLC in connection with the a bridge note of $200,000 which was executed on May 14, 2009.

•
warrants that will expire in 2016 to purchase 3,333,333 shares of our common stock at an exercise price per share of $0.30 which were issued to Mr. John Pappajohn in connection with the a bridge note of $1,000,000 which was executed on June 12, 2009.

•
warrants that will expire in 2014 through January 2015 to purchase 12,322,252 shares of our common stock at an exercise price per share of $0.30 which were issued to investors who participated in our private placement in which we raised gross proceeds of $5,579,000 between August, 2009 and January 2010.

•
warrants that will expire in 2014 through January 2015 to purchase 1,475,134 shares of our common stock at an exercise price per share of $0.33 which were issued to the placement agents in connection with the private placement in which we raised gross proceeds of $5,579,000 between August 2009 and January 2010.

Options

On August 3, 2006, CNS California adopted the CNS California 2006 Stock Incentive Plan (the “Stock Option Plan”). The Stock Option Plan provides for the issuance of awards in the form of restricted shares, stock options (which may constitute incentive stock options (ISO) or non-statutory stock options (NSO)), stock appreciation rights and stock unit grants to eligible employees, directors and consultants and is administered by the board of directors. A total of 10 million shares of stock are reserved for issuance under the Stock Option Plan.  As of January 15, 2010, 2,124,740 options were exercised, 6,662,014 options and 183,937 restricted shares were outstanding under the 2006 Plan and 1,029,309 shares were available for issuance of awards.  In connection with this offering the Company expects to either increase the number of shares authorized under the Stock Option Plan or create a new stock option plan under nearly identical terms.

The option price for each share of stock subject to an option shall be (i) no less than the fair market value of a share of stock on the date the option is granted, if the option is an ISO, or (ii) no less than 85% of the fair market value of the stock on the date the option is granted, if the option is a NSO; provided, however, if the option is an ISO granted to an eligible employee who is a 10% shareholder, the option price for each share of stock subject to such ISO shall be no less than 110% of the fair market value of a share of stock on the date such ISO is granted. Stock options have a maximum term of ten years from the date of grant, except for ISOs granted to an eligible employee who is a 10% shareholder, in which case the maximum term is five years from the date of grant. ISOs may be granted only to eligible employees. The Company has adopted ASC 718-20 (formerly, SFAS No. 123R - revised 2004, “Share-Based Payment”), and related interpretations. Under ASC 718-20, share-based compensation cost is measured at the grant date based on the calculated fair value of the award. The Company estimates the fair value of each option on the grant date using the Black-Scholes model.  The expense is recognized over the employees’ or service provider’s requisite service period, generally the vesting period of the award.  Total unrecognized compensation expense as of September 30, 2009 amounted to $1,094,100.  The following is a summary of the status of options outstanding at January 15, 2010:

Exercise Price	Number of Shares	Weighted Average Contractual Life	Weighted Average Exercise Price
$0.12	859,270	10 years	$0.12
$0.132	987,805	7 years	$0.132
$0.30	135,700	10 years	$0.30
$0.59	28,588	10 years	$0.59
$0.80	140,000	10 years	$0.80
$0.89	968,875	10 years	$0.89
$0.96	496,746	10 years	$0.96
$1.09	2,614,232	10 years	$1.09
$1.20	333,611	5 years	$1.20
$0.51	41,187	10 Years	$0.51
$0.40	56,000	10 Years	$0.40
Total	6,662,014		$0.76

Anti-Takeover Provisions

Delaware has enacted the following legislation that may deter or frustrate takeovers of Delaware corporations, such as CNS Response:

Section 203 of the Delaware General Corporation Law.  Section 203 provides, with some exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of the person, who is an “interested stockholder” for a period of three years from the date that the person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder, excluding shares owned by persons who are both officers and directors of the corporation, and shares held by some employee stock ownership plans; or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by the holders of at least 66 2/3% of the corporation’s outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An “interested stockholder” is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested stockholder.

Authorized but Unissued Stock.  The authorized but unissued shares of our common stock are available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offering to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock may enable our Board to issue shares of stock to persons friendly to existing management, which may deter or frustrate a takeover of the company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.  The address of American Stock Transfer & Trust Company is 59 Maiden Lane, New York, New York, and the phone number is (718) 921-8201.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The Company’s shares trade on the Nasdaq Over-the-Counter bulletin board market (OTC BB) under the symbol CNSO.OB.  These shares are very thinly traded, with an average daily volume for the twelve months ended September 30, 2009 of 350 shares per day with no trades occurring on 215 out of 252 trading days.  Consequently, management believes that the prices quoted on the OTC BB may not accurately reflect the value of the Company’s common shares.  In addition, certain members of management have made open market purchases of the Company’s shares, including approximately 500 shares as recently as February 20, 2009.

We have never paid dividends on our common stock.  CNS California has never paid dividends on its common stock.  We intend to retain any future earnings for use in our business.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling security holders. The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholder” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder as a pledge, gift, partnership distribution or other non-sale related transfer. The number of shares beneficially owned by a selling stockholder will decrease as and when it effects any such transfers. The plan of distribution for the selling stockholders’ shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	publicly or privately negotiated transactions;

•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with distributions of the shares or otherwise, the selling stockholders may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell the shares short and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledgee, secured party or other successors in interest of the selling stockholder under this prospectus.

The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

The Company is required to pay all fees and expenses incident to the registration of the shares.

The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Each of Maxim Group LLC, Monarch Capital Group, Robert Nathan, and Felix Investments, LLC are registered broker dealers and FINRA members and are listed as selling shareholders in this prospectus. Maxim Group LLC served as lead placement agent in our recently completed private placement offering, and received, in addition to cash commissions and a non-accountable expense allowance, warrants to purchase an aggregate of 965,134 shares of our Common Stock with an exercise price of $0.33 per share. Monarch Capital Group, Robert Nathan and Felix Investments, LLC also acted as placement agents in our recently completed private placement.  In addition to cash commissions and a non-accountable expense allowance, each placement agent received warrants to purchase shares of our Common Stock at an exercise price of $0.33 per share, with Monarch Capital Group receiving 65,340 warrants, Robert Nathan receiving 152,460 warrants and Felix Investments, LLC receiving 292,200 warrants.  The registration statement of which this prospectus forms a part includes the shares underlying the warrants held by Maxim Group LLC, Monarch Capital Group, Robert Nathan and Felix Investments, LLC.

The warrants held by each placement agent expire between February 26, 2015 and January 4, 2015, corresponding to five years and six months after the closing of each tranche of the private placement. All shares of Common Stock issued or issuable upon conversion of placement agent warrants received by each placement agent are restricted from sale, transfer, assignment, pledge or hypothecation or from being the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part, except transfers of the warrants to officers or partners each respective placement agent as allowed under FINRA Rule 5110 (g)(1) and (2).

Maxim Group LLC has indicated to us its willingness to act as selling agent on behalf of certain of the selling shareholders named in the prospectus under the section titled "Selling Security Holders" that purchased our privately placed securities. All shares sold, if any, on behalf of selling shareholders by Maxim Group LLC would be in transactions executed by Maxim Group LLC on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 5% of the gross proceeds. Maxim Group LLC does not have an underwriting agreement with us and/or the selling shareholders and no selling shareholders are required to execute transactions through Maxim Group LLC. Further, other than any existing brokerage relationship as customers with Maxim Group LLC, no selling shareholder has any pre-arranged agreement, written or otherwise, with Maxim Group LLC to sell their securities through Maxim Group LLC.

FINRA Rule 5110 requires members firms (unless an exemption applies) to satisfy the filing requirements of Rule 5110 in connection with the resale, on behalf of selling shareholders, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a selling shareholder intends to sell any of the shares registered for resale in this prospectus through a member of FINRA participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of FINRA and disclosing to FINRA the following:

•	it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•	the complete details of how the selling shareholders' shares are and will be held, including location of the particular accounts;

•
whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling shareholders, including details regarding any such transactions; and

•
in the event any of the securities offered by the selling shareholders are sold, transferred, assigned or hypothecated by any selling shareholder in a transaction that directly or indirectly involves a member firm of FINRA or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of FINRA for review.

No FINRA member firm may receive compensation in excess of that allowable under FINRA rules, including Rule 5110, in connection with the resale of the securities by the selling shareholders, which total compensation may not exceed 8%.

LEGAL MATTERS

Stubbs Alderton & Markiles, LLP (“SAM LLP”), has provided legal services to us in connection with its preparation of the registration statement covering the securities offered by this prospectus. In addition, SAM LLP has rendered a legal opinion, attached hereto as Exhibit 5.1, as to the validity of the shares of the common stock to be registered hereby.  SAM LLP was the holder of 61,880 shares of common stock and warrants to purchase 37,128 shares of common stock at an exercise price of $1.51 of CNS Response, Inc., a California corporation, which converted into 61,880 shares of our common stock and warrants to purchase 37,128 shares of our common stock at an exercise price of $1.51 upon the closing of the merger on March 7, 2007.  In addition, SAM Venture Partners invested $162,600 in the Private Placement that closed on March 7, 2007, and in exchange received 135,500 shares of our common stock, and warrants to purchase 40,650 shares of our common stock at an exercise price of $1.81 per share.  Subsequent to the Private Placement, SAM Venture Partners distributed the aforementioned shares and warrants to its partners, each of whom is a partner in SAM LLP.

EXPERTS

The consolidated financial statements included in this prospectus have been audited by Cacciamatta Accountancy Corporation, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein, and are included in reliance on such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  We have also filed with the SEC under the Securities Act a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit.  For further information pertaining to us and the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10 a.m. to 3 p.m..  Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates.  Information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.  In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The web site can be accessed at http://www.sec.gov.  The internet address of CNS Response is http://www.cnsresponse.com.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
CNS Response, Inc.
2755 Bristol St., Suite 285
Costa Mesa, CA 92626

We have audited the accompanying consolidated balance sheets of CNS Response, Inc. (the “Company”) and its subsidiaries as of September 30, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended September 30, 2009. CNS Response, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company’s continued operating losses and limited capital raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to this matter are also described in Note 1.  The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Cacciamatta Accountancy Corporation

Santa Ana, California
December 29, 2009

CNS RESPONSE, INC.

CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2009 and 2008

	As at September 30,
	2009	2008
ASSETS
CURRENT ASSETS:
Cash	$988,100	$1,997,000
Accounts receivable (net of allowance for doubtful accounts of $11,700 and $17,200 in 2009 and 2008 respectively)	61,700	98,200
Prepaids and other	89,500	189,400
Total current assets	1,139,300	2,284,600
Other Assets	21,600	28,700
Goodwill	-	320,200
TOTAL ASSETS	$1,160,900	$2,633,500

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable (including $7,000 and $6,800 to related parties in 2009 and 2008 respectively)	$1,285,600	$335,700
Accrued liabilities	261,400	207,500
Deferred compensation (including $81,200 and $107,000 to related parties in 2009 and 2008 respectively)	220,100	264,900
Accrued patient costs	305,500	397,500
Accrued consulting fees (including $18,000 and $0 to related parties in 2009 and 2008, respectively)	72,100	67,600
Accrued interest	-	42,600
Convertible promissory notes	-	50,000
Current portion of long-term debt	95,900	88,500
Total current liabilities	2,240,600	1,454,300

LONG-TERM LIABILITIES
Note payable to officer	24,800	118,600
Capital lease	5,600	7,700
Total long-term liabilities	30,400	126,300
TOTAL LIABILITIES	2,271,000	1,580,600
COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:
Common stock, $0.001 par value; authorized 750,000,000 shares; 41,781,129 and 25,299,547 shares outstanding as of September 30, 2009 and 2008	41,800	25,300
Additional paid-in capital	24,044,000	17,701,300
Accumulated deficit	(25,195,900)	(16,673,700)
Total stockholders' equity	(1,110,100)	1,052,900
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,160,900	$2,633,500

See accompanying Notes to Consolidated Financial Statements

CNS RESPONSE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

	YEARS ENDED SEPTEMBER 30,
	2009	2008
REVENUES
Laboratory Information Services	120,400	178,500
Clinical Services	579,700	595,000
	$700,100	$773,500
OPERATING EXPENSES:
Cost of Laboratory Service revenues	131,600	163,200
Research and development	2,137,200	2,097,300
Sales and marketing	915,800	881,400
General and administrative	3,887,400	3,105,700
Goodwill impairment charges	320,200	-

Total operating expenses	7,392,200	6,247,600

OPERATING LOSS	(6,692,100)	(5,474,100)

OTHER INCOME (EXPENSE):
Interest income (expense), net	(1,732,900)	104,000
Financing premium	(90,000)	-
Total other income (expense)	(1,822,900)	104,000

LOSS BEFORE PROVISION FOR INCOME TAXES	(8,515,000)	(5,370,100)

PROVISION FOR INCOME TAXES	7,200	1,400

NET LOSS	$(8,522,200)	$(5,371,500)

BASIC NET LOSS PER SHARE	$(0.31)	$(0.21)

DILUTED NET LOSS PER SHARE	$(0.31)	$(0.21)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	27,778,171	25,299,547
Diluted	27,778,171	25,299,547

See accompanying Notes to Consolidated Financial Statements

CNS RESPONSE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

			Additional
	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance at October 1, 2007	25,299,547	$25,300	$16,630,000	$(11,302,200)	$5,353,100
Stock- based compensation	-	-	1,071,300	-	1,071,300
Net loss for the year ended September 30, 2008	-	-	-	(5,371,500)	(5,371,500)
Balance at September 30, 2008	25,299,547	$25,300	$17,701,300	$(16,673,700)	$1,052,900

Stock- based compensation	-	-	850,500	-	850,500
Issuance of 3,433,333 bridge warrants	-	-	1,058,000	-	1,058,000
Exercise of 1,498,986 $0.01 warrants	1,498,986	1,500	13,500	-	15,000
Exercise of 2,124,740 $0.132 options	2,124,740	2,100	278,400	-	280,500
Issuance of stock in connection with the Maxim PIPE net of offering costs of $250,700	6,810,002	6,800	1,785,500	-	1,792,300
Value of beneficial conversion feature of bridge notes	-	-	642,000	-	642,000
Issuance of stock on conversion $1,720,900 of bridge notes and accrued interest	6,047,854	6,100	1,714,800	-	1,720,900
Warrants issued in association with the Maxim PIPE	-	-	1,607,000	-	1,607,000
Offering cost pertaining to the Maxim PIPE	-	-	(1,607,000)	-	(1,607,000)
Net loss for the year ended September 30, 2009	-	-		(8,522,200)	(8,522,200)

Balance at September 30, 2009	41,781,129	$41,800	$24,044,000	$(25,195,900)	$(1,110,100)

See accompanying Notes to Consolidated Financial Statements

CNS RESPONSE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

	YEAR ENDED SEPTEMBER 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,522,200)	$(5,371,500)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation & amortization	9,100	6,300
Discount on bridge notes issued	1,058,000	-
Value of beneficial conversion feature of bridge notes	642,000	-
Stock based compensation	850,500	1,071,300
Non-cash interest expense	20,900	-
Goodwill impairment	320,200	-
Write-off of doubtful accounts	22,700	-
Changes in operating assets and liabilities:
Accounts receivable	13,800	(39,000)
Prepaids and other	99,900	(30,400)
Accounts payable and accrued liabilities	1,003,800	116,300
Deferred compensation and others	(40,300)	192,600
Accrued patient costs	(92,000)	397,500
Net cash used in operating activities	(4,613,600)	(3,656,900)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deferred offering relating to acquisition	-	(43,700)
Furniture & Fixtures	(2,000)	(30,900)
Net cash used in investing activities	(2,000)	(74,600)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of convertible debt with accrued interest	(92,600)	-
Repayment of debt	(86,700)	(60,600)
Repayment of lease payable	(1,800)	(1,000)
Proceeds from the sale of common stock, net of offering costs	1,792,300	-
Proceeds from bridge notes	1,700,000	-
Proceeds from exercise of warrants and options	295,500	-
Net cash provided (used) by financing activities	3,606,700	(61,600)
NET INCREASE (DECREASE) IN CASH	(1,008,900)	(3,793,100)
CASH- BEGINNING OF YEAR	1,997,000	5,790,100
CASH- END OF YEAR	$988,100	$1,997,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$64,100	$22,440
Income taxes	$7,200	$5,972
Fair value of note payable to officer issued for acquisition	$118,600	$265,900
Fair value of equipment acquired through lease	$7,600	$10,500
Conversion of bridge notes and related accrued interest into common stock	$1,720,900	$-

See accompanying Notes to Consolidated Financial Statements

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

1.	NATURE OF OPERATIONS

Organization and Nature of Operations

CNS Response, Inc. (the “Company”) was incorporated in Delaware on July 10, 1984. The Company utilizes a patented system that guides psychiatrists and other physicians to determine a proper treatment for patients with mental, behavioral and/or addictive disorders.  The Company also intends to identify, develop and commercialize new indications of approved drugs and drug candidates for this patient population.

In addition, as a result of its acquisition of Neuro-Therapy Clinic, Inc. (“NTC”) on January 15, 2008, the Company provides behavioral health care services.  NTC is a center for highly-advanced testing and treatment of neuropsychiatric problems, including learning, attentional and behavioral challenges, mild head injuries, as well as depression, anxiety, bipolar and all other common psychiatric disorders. Through this acquisition, the Company expects to advance neurophysiology data collection, beta-test planned technological advances in rEEG, advance physician training in rEEG and investigate practice development strategies associated with rEEG.

Going Concern Uncertainty

The Company has a limited operating history and its operations are subject to certain problems, expenses, difficulties, delays, complications, risks and uncertainties frequently encountered in the operation of a new business. These risks include the failure to develop or supply technology or services to meet the demands of the marketplace, the ability to obtain adequate financing on a timely basis, the failure to attract and retain qualified personnel, competition within the industry, government regulation and the general strength of regional and national economies.

To date, the Company has financed its cash requirements primarily from debt and equity financings.  It will be necessary for the Company to raise additional funds.  The Company’s liquidity and capital requirements depend on several factors, including the rate of market acceptance of its services, the future profitability of the Company, the rate of growth of the Company’s business and other factors described elsewhere in this Annual Report.  The Company is currently exploring additional sources of capital but there can be no assurances that any financing arrangement will be available in amounts and terms acceptable to the Company.

2.	CONVERTIBLE DEBT AND EQUITY FINANCINGS

Prior to September 30, 2006, CNS California issued convertible promissory notes with detachable warrants from time to time to fund its operations.  The notes bear interest at 8% per year, compounded annually, and are payable on demand.  The terms of the notes provide for the (i) conversion of principal and accrued interest into the same type of securities issued by CNS California upon a qualified institutional financing, the amount of which financing varies between notes and ranges from $1 to $4 million, and (ii) conversion price to be equal to the same price as the shares sold in the financing.  The notes provide for an aggregate of $2,196,000 in principal to convert automatically and $920,700 to convert at the note holders’ options based upon certain financing requirements (as defined).

In October 2006, CNS California and the note holders of certain convertible promissory notes converted notes with an aggregate outstanding balance of $3,061,700 and related accrued and unpaid interest of $1,005,300 at September 30, 2006 into 5,993,515 shares of CNS California Series A Preferred Stock.  In addition, the exercise price of warrants to purchase 1,062,116 shares of the CNS California common stock issued to such note holders was changed to $0.59 per share.  Upon completion of the reverse merger pursuant to which CNS California became a subsidiary of the Company, the preferred shares were converted into 5,993,515 shares of the Company’s common stock and the warrants were converted into warrants to purchase 1,062,116 shares of the Company’s common stock at an exercise price of $0.59 per share.  The consolidated financial statements of the Company presented reflect the issuance of these shares as common stock.

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

As of September 30, 2008, one note issued by CNS California with a principal balance of $49,950 was outstanding. In May 2009, the Company entered into a settlement and release agreement with this note holder and fully repaid the promissory note with accrued interest on June 30, 2009.

Between March 30 and June 12, 2009 the Company entered into three rounds of bridge financings in the form of secured convertible promissory notes.  These three rounds are referred to as:

(a)	the March 30, 2009 SAIL/Brandt Notes
(b)	the May 14, 2009 SAIL Note
(c)	the June 12, 2009 Pappajohn Note

All these notes were converted to equity as a result of the private placement transaction that closed on August 26, 2009 and are fully described in the section below.

The Private Placement Transaction

 On August 26, 2009, CNS Response, Inc. (the “Company”) received gross proceeds of approximately $2,043,000 in a private placement transaction (the “Private Placement”) with six investors.  Pursuant to Subscription Agreements entered into with the investors, the Company sold approximately 38 Investment Units at $54,000 per Investment Unit.  Each “Investment Unit” consists of 180,000 shares of the Company’s common stock and a five year non-callable warrant to purchase 90,000 shares of the Company’s common stock at an exercise price of $0.30 per share.  After commissions and expenses, the Company received net proceeds of approximately $1,792,300 in the Private Placement.  These funds were used to repay outstanding liabilities, fund the Company’s recent clinical trial and for general working capital purposes.

 A FINRA member firm, the Maxim Group LLC (“Maxim Group”), acted as lead placement agent in connection with the Private Placement.  For its services in connection with the first closing of the offering, Maxim Group received (i) a cash fee of $ 55,980, (ii) a cash expense allowance of $40,860, and (iii) a five year non-callable warrant to purchase 274,867 shares of the Company’s common stock at an exercise price of $0.33 per share, first exercisable no earlier than February 26, 2010.

 Pursuant to a Registration Rights agreement entered into with each investor, the Company agreed to file a registration statement covering the resale of the common stock and the common stock underlying the warrants sold in the Private Placement, as well as the common stock underlying the warrants issued to Maxim Group by the later of October 26, 2009 or the 20th calendar day after the termination of the offering.  The Registration Rights agreement was subsequently amended to permit the filing of the registration statement no later that 10 business days following the Company’s filing of its Annual Report on Form 10-K for its September 30, 2009 year end, or the 20 th calendar day after termination of the private offering.

In addition, the Company agreed to use its best efforts to have the registration statement declared effective no later than 180 days following the final closing of the offering and maintain such effectiveness until the earlier of the second anniversary of the date of such effectiveness or the date that all of the securities covered by the registration statement may be sold without restriction.

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

Events Relating to Private Placement Transaction

(a)	Conversion of the March 30, 2009 SAIL/Brandt Notes

On March 30, 2009, the Company entered into two Senior Secured Convertible Promissory Notes, each in the principal amount of $250,000 (each a “March Note” and, collectively, the “March Notes”), with Brandt Ventures, GP (“Brandt”) and SAIL Venture Partners, LP (“SAIL”). Leonard Brandt, a former member of the Company’s board of directors, is the general partner of Brandt and David B. Jones, a current member of the Company’s board of directors, is a managing member of Sail Venture Partners, LLC, which is the general partner of SAIL. The terms of the March Notes provided that in the event the Company consummates an equity financing transaction of at least $1,500,000 (excluding any and all other debt that is converted), then the principal and all accrued, but unpaid interest outstanding under the notes shall be automatically converted into the securities issued in the equity financing by dividing such amount by 90% of the per share price paid by the investors in such financing.  In accordance with the terms of the March Notes, at the closing of the Private Placement, the Company issued to each of Brandt and SAIL 956,164 shares of common stock and a five year non-callable warrant to purchase 478,082 shares of its common stock at an exercise price of $0.30 per share.

(b)	Conversion of the May 14, 2009 SAIL Note

 On May 14, 2009, the Company entered into a Bridge Note and Warrant Purchase Agreement (the “SAIL Purchase Agreement”) with SAIL. Pursuant to the SAIL Purchase Agreement, on May 14, 2009 SAIL purchased a Secured Promissory Note in the principal amount of $200,000 from the Company (the “May SAIL Note”).  In order to induce SAIL to purchase the note, the Company issued to SAIL a warrant to purchase up to 100,000 shares of the Company’s common stock at a purchase price equal to $0.25 per share.  The warrant expires on May 31, 2016.

The terms of the May SAIL Note provided that in the event the Company consummates an equity financing transaction of at least $1,500,000 (excluding any and all other debt that is converted), then the principal and all accrued, but unpaid interest outstanding under the note shall be automatically converted into the securities issued in the equity financing by dividing such amount by 85% of the per share price paid by the investors in such financing.  In accordance with the terms of the May SAIL Note, at the first closing of the Private Placement on August 26, 2009, the Company issued to SAIL 802,192 shares of its common stock and a five year non-callable warrant to purchase 401,096 shares of its common stock at an exercise price of $0.30 per share.

(c)	Conversion of the June 12, 2009 Pappajohn Note

On June 12, 2009, John Pappajohn entered into a Bridge Note and Warrant Purchase Agreement (the “Pappajohn Purchase Agreement”) with the Company.  Pursuant to the Pappajohn Purchase Agreement, Mr. Pappajohn purchased a Secured Convertible Promissory Note in the principal amount of $1,000,000 from the Company.  In order to induce Mr. Pappajohn to purchase the note, the Company issued to Mr. Pappajohn a warrant to purchase up to 3,333,333 shares of the Company’s common stock at a purchase price equal to $0.30 per share.  The warrant expires on June 30, 2016.

The note issued pursuant to the Pappajohn Purchase Agreement provided that the principal amount of $1,000,000 together with a single payment of $90,000 (the “Premium Payment”) would be due and payable, unless sooner converted into shares of the Company’s common stock (as described below), upon the earlier to occur of: (i) a declaration by Mr. Pappajohn on or after June 30, 2010 or (ii) an Event of Default (as defined in the note).  The note was secured by a lien on substantially all of the assets (including all intellectual property) of the Company.  In the event of a liquidation, dissolution or winding up of the Company, unless Mr. Pappajohn informed the Company otherwise, the Company was required to pay Mr. Pappajohn an amount equal to the product of 250% multiplied by the then outstanding principal amount of the note and the Premium Payment.

The Pappajohn Purchase Agreement also provided that in the event the Company consummated an equity financing transaction of at least $1,500,000 (excluding any and all other debt that is converted), the then outstanding principal amount of the note (but excluding the Premium Payment, which would be repaid in cash at the time of such equity financing) would be automatically converted into the securities issued in the equity financing by dividing such amount by the per share price paid by the investors in such financing.  The note also provided that the securities issued upon conversion of the note would be otherwise issued on the same terms as such shares are issued to the lead investor that purchases shares of the Company in the qualified financing.

On August 26, 2009, at the closing of the Private Placement, the Company paid the Premium Payment to Mr. Pappajohn, and the outstanding principal amount of Mr. Pappajohn’s note ($1,000,000 as of August 26, 2009) converted into 3,333,334 shares of the Company’s common stock. In addition, in accordance with the terms of his note, Mr. Pappajohn was issued a five year non-callable warrant to purchase 1,666,667 shares of the Company’s common stock at an exercise price of $0.30 per share.

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

Upon the abovementioned conversions, the Company evaluated the terms and calculated the fair value of the common stocks (by using the close market price at the respective original issuance date of the convertible notes) and warrants (by running the Black-Scholes Model) issued upon the conversions and so determined that the notes were converted with a beneficial conversion feature amounting to $642,000. As a result, for the year ended September 30, 2009, the Company recorded $642,000 as interest expense.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of CNS Response, Inc., an inactive parent company, and its wholly owned subsidiaries CNS California and NTC.  All significant intercompany transactions have been eliminated in consolidation.

The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, doubtful accounts, intangible assets, income taxes, valuation of equity instruments, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

Cash

The Company deposits its cash with major financial institutions and may at times exceed federally insured limit of $250,000.  At September 30, 2009 cash exceeded the federally insured limit by $819,600. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Fair Value of Financial Instruments

ASC 825-10 (formerly SFAS 107, “Disclosures about Fair Value of Financial Instruments”) defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company. The Company considers the carrying amount of cash, accounts receivable, other receivables, accounts payable and accrued liabilities, to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization.

The Company also analyzes all financial instruments with features of both liabilities and equity under ASC 480-10 (formerly SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”), ASC 815-10 (formerly SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities”) and ASC 815-40 (formerly EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”).

The Company adopted ASC 820-10 (formerly SFAS 157, “Fair Value Measurements”) on January 1, 2008. ASC 820-10 defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follow:

·	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

·
Level 2   inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

·	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

As of September 30, 2009 the Company did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with ASC 820-10.

Accounts Receivable

The Company estimates the collectability of customer receivables on an ongoing basis by reviewing past-due invoices and assessing the current creditworthiness of each customer.  Allowances are provided for specific receivables deemed to be at risk for collection.

Fixed Assets

 Fixed assets, which are recorded at cost, consist of office furniture and equipment and are depreciated over their estimated useful life on a straight-line basis.  The useful life of these assets is estimated to be from 3 to 5 years.  Depreciation and accumulated depreciation for the years ended September 2009 and 2008 is $9,100 and $6,300 respectively.

 Goodwill

In accordance with ASC 350-20 (formerly Statement of Financial Accounting Standards (“SFAS” ) No. 142, Goodwill and Other Intangible Assets ) (“ASC 350-10”) , goodwill is not amortized but instead is measured for impairment at least annually, or more frequently if certain indicators are present.

The Company measures for impairment by applying fair value-based tests at the reporting unit level. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, then goodwill is not impaired and no further testing is performed. The Company, if necessary, measures the amount of impairment by applying fair value-based tests to individual assets and liabilities within each reporting unit. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, the Company records an impairment loss equal to the difference.

To determine the reporting unit’s fair values, the Company uses the income approach. The income approach provides an estimate of fair value based on discounted expected future cash flows (“DCF”). Estimates and assumptions with respect to the determination of the fair value of the Company’s reporting units using the income approach include the Company’s operating forecasts, revenue growth rates and risk-commensurate discount rates.

The Company’s estimates of revenues and costs are based on historical data, various internal estimates and a variety of external sources, and are developed by the Company’s regular long-range planning process.

During the fourth quarter of fiscal year 2009, the Company conducted a goodwill impairment test and determined that the amount of the recorded goodwill related to the NTC acquisition was fully impaired. Accordingly, the Company recorded a goodwill impairment charge of $320,200 for the year ended September 30, 2009.

Long-Lived Assets

As required by ASC 350-30 (formerly SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ) (“ASC 350-30”), the Company reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. No impairment loss, apart from the abovementioned goodwill impairment, was recorded for the years ended September 30, 2009 and 2008.

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

Revenues

The Company recognizes revenue as the related services are delivered.

Research and Development Expenses

The Company charges all research and development expenses to operations as incurred.

Advertising Expenses

The Company charges all advertising expenses to operations as incurred.

Stock-Based Compensation

The Company has adopted ASC 718-20 (formerly SFAS No. 123R, Share-Based Payment -revised 2004) (“ASC718-20”) and related interpretations which establish the accounting for equity instruments exchanged for employee services. Under ASC 718-20, share-based compensation cost is measured at the grant date based on the calculated fair value of the award. The expense is recognized over the employees’ requisite service period, generally the vesting period of the award.

Income Taxes

The Company accounts for income taxes to conform to the requirements of ASC 740-20 (formerly SFAS No. 109, Accounting for Income Taxes ) (“ASC 740-20”). Under the provisions of ASC_740-20, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have already been recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Comprehensive Income (Loss)

ASC 220-10 (formerly, SFAS No. 130, Reporting Comprehensive Income ) (“ASC 220-10”), requires disclosure of all components of comprehensive income (loss) on an annual and interim basis.  Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.  The Company’s comprehensive income (loss) is the same as its reported net income (loss) for the years ended September 30, 2009 and 2008.

Income (Loss) per Share

Basic and diluted net income (loss) per share has been computed using the weighted average number of shares of common stock outstanding during the period.

Segment Information

The Company uses the management approach for determining which, if any, of its products and services, locations, customers or management structures constitute a reportable business segment. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of any reportable segments. Management uses two measurements of profitability and does disaggregate its business for internal reporting and therefore operates two business segments which are comprised of a reference laboratory and a clinic.  The Reference Laboratory provides reports (“rEEG Reports”) that assist physicians with treatment strategies for patients with behavioral (psychiatric and/or addictive) disorders based on the patient’s own physiology.  The Clinic operates NTC, a full service psychiatric practice.

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

Reclassifications
Certain amounts in prior years have been reclassified to conform to current year presentation.  These reclassifications had no effect on previously reported operating loss or net income.

Recent Accounting Pronouncements

In April 2009, the FASB issued ASC 825-10 (formerly FASB Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments) (“ASC 825”) , which requires that the fair value disclosures required for all financial instruments within the scope of SFAS 107, "Disclosures about Fair Value of Financial Instruments", be included in interim financial statements. This FSP also requires entities to disclose the method and significant assumptions used to estimate the fair value of financial instruments on an interim and annual basis and to highlight any changes from prior periods. FSP 107-1 was effective for interim periods ending after June 15, 2009, with early adoption permitted. The adoption of FSP 107-1 did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued ASC 855-10 (formerly Statement No. 165, Subsequent Events) (“ASC 855”). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In accordance with this Statement, entities should apply the requirements to interim or annual financial periods ending after June 15, 2009.  The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB approved its Accounting Standards Codification, or Codification, as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. Therefore, starting from fiscal year end 2009, all references made to US GAAP will use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing US GAAP, it did not have any impact on the Company’s consolidated financial statements.

As a result of the Company’s implementation of the Codification during the year ended September 30, 2009, previous references to new accounting standards and literature are no longer applicable. In the current annual financial statements, the Company will provide reference to both new and old guidance to assist in understanding the impact of recently adopted accounting literature, particularly for guidance adopted since the beginning of the current fiscal year but prior to the Codification.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 (ASU 2009-05), “Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value.” ASU 2009-05 amends Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall,” and provides clarification for the fair value measurement of liabilities. ASU 2009-05 is effective for the first reporting period including interim period beginning after issuance. The Company does not expect the adoption of ASU 2009-05 to have a material impact on its consolidated financial statements.

4.	STOCKHOLDERS’ EQUITY

Common and Preferred Stock

As of September 30, 2009 the Company is authorized to issue 750,000,000 shares of common stock.

As of September 30, 2009, CNS California is authorized to issue 100,000,000 shares of two classes of stock, 80,000,000 of which was designated as common shares and 20,000,000 of which was designated as preferred shares.

As of September 30, 2009, Colorado CNS Response, Inc. is authorized to issue 1,000,000 shares of common stock.

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

As of September 30, 2009, Neuro-Therapy Clinic, Inc., a wholly-owned subsidiary of Colorado CNS Response, Inc., is authorized to issue ten thousand (10,000) shares of common stock, no par value per share.

Stock-Option Plan

On August 3, 2006, CNS California adopted the CNS California 2006 Stock Incentive Plan (the “2006 Plan”). The 2006 Plan provides for the issuance of awards in the form of restricted shares, stock options (which may constitute incentive stock options(ISO) or non-statutory stock options (NSO)), stock appreciation rights and stock unit grants to eligible employees, directors and consultants and is administered by the board of directors. A total of 10 million shares of stock are reserved for issuance under the 2006 Plan.  As of September 30, 2009, 2,124,740 options were exercised and there were 6,662,014 options and 183,937 restricted shares outstanding under the 2006 Plan and 1,029,309 shares available for issuance of awards.

The 2006 Plan provides that in any calendar year, no eligible employee or director shall be granted an award to purchase more than 3 million shares of stock. The option price for each share of stock subject to an option shall be (i) no less than the fair market value of a share of stock on the date the option is granted, if the option is an ISO, or (ii) no less than 85% of the fair market value of the stock on the date the option is granted, if the option is a NSO; provided, however, if the option is an ISO granted to an eligible employee who is a 10% shareholder, the option price for each share of stock subject to such ISO shall be no less than 110% of the fair market value of a share of stock on the date such ISO is granted. Stock options have a maximum term of ten years from the date of grant, except for ISOs granted to an eligible employee who is a 10% shareholder, in which case the maximum term is five years from the date of grant. ISOs may be granted only to eligible employees. The Company has adopted ASC 718-20 (formerly, SFAS No. 123R -revised 2004, “Share-Based Payment”), and related interpretations. Under ASC 718-20, share-based compensation cost is measured at the grant date based on the calculated fair value of the award. The Company estimates the fair value of each option on the grant date using the Black-Scholes model.  The following assumptions were made in estimating the fair value:

Options granted in:	Dividend Yield	Risk-free interest rate	Expected volatility	Expected life
Fiscal 2006	0%	5.46%	100%	5 years
November 2006	0%	5.00%	100%	10 years
August 2007	0%	4.72%	91%	5 years
October 2007	0%	4.60%	105%	5 years
December 2007	0%	4.00%	113%	5 years
April 2008	0%	3.78%	172%	5 years
September 2008	0%	3.41%	211%	5 years
October 2008	0%	3.77%	211%	5 years
March 2009	0%	3.00%	385%	5 years

The expense is recognized over the employees’ requisite service period, generally the vesting period of the award.  Stock-based compensation expense included in the accompanying statements of operations for the years ended September 30, 2009 and 2008 is as follows:

	For the fiscal year ended September 30,
	2009	2008
Operations	$16,100	$16,100
Research and development	260,800	321,100
Sales and marketing	137,500	83,100
General and administrative	436,100	651,000

Total	$850,500	$1,071,300

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

Total unrecognized compensation as of September 30, 2009 amounted to $1,094,100.

A summary of stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2007	7,436,703	$0.57

Granted	1,880,621	$0.85
Exercised	-	-
Forfeited	(352,757)	$1.09
Outstanding at September 30, 2008	8,964,567	$0.60

Granted	80,000	$0.43
Exercised	(2,124,740)	$0.132
Forfeited	(257,813)	$0.51

Outstanding at September 30, 2009	6,662,014	$0.76

Weighted average fair value of options granted during:
Year ended September 30, 2008		$0.73
Year ended September 30, 2009		$0.43

Following is a summary of the status of options outstanding at September 30, 2009:

Exercise Price	Number of Shares	Weighted Average Contractual Life	Weighted Average Exercise Price
$0.12	859,270	10 years	$0.12
$0.132	987,805	7 years	$0.132
$0.30	135,700	10 years	$0.30
$0.59	28,588	10 years	$0.59
$0.80	140,000	10 years	$0.80
$0.89	968,875	10 years	$0.89
$0.96	496,746	10 years	$0.96
$1.09	2,614,232	10 years	$1.09
$1.20	333,611	5 years	$1.20
$0.51	275,000	10 years	$0.51
$0.40	56,000	10 years	$0.40
Total	6,662,014		$0.76

Warrants to Purchase Common Stock

At September 30, 2007, there were warrants outstanding to purchase 6,899,353 shares of the Company’s common stock at exercise prices ranging from $0.01 to $1.812 with a weighted average exercise price of $1.04.  The warrants expire at various times through 2017.  No warrants were issued or exercised during the 12 months ended September 30, 2008.

During the year ended September 30, 2009, 1,498,986 warrants with an exercise price of $0.01 were exercised.

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

During the year ended September 30, 2009, the following additional 10,137,118 warrants were granted and are outstanding as of September 30, 2009:

Warrants to Purchase	Exercise Price	Issued in Connection With:

100,000 shares	$0.25	A $200,000 bridge note with SAIL on May 14, 2009 as described in Note 2

3,333,333 shares	$0.30	A $1,000,000 bridge note with Pappajohn on June 12, 2009 as described in Note 2

3,404,991 shares	$0.30	Associated with the private placement transaction of 6,810,002 shares at $0.30 with 50% warrant coverage as described in Note 2

956,164 shares	$0.27	Associated with the automatic conversion of
401,096 shares	$0.255	$1,700,000 of convertible promissory notes and
1,666,667 shares	$0.30	$20,900 accrued interest upon completion an equity
		financing in excess of $1,500,000 as described in Note 2

274,867 shares	$0.33	The placement agent for private placement as described in Note 2

At September 30, 2009, there were warrants outstanding to purchase 15,537,485 shares of the Company’s common stock at exercise prices ranging from $0.01 to $1.812 with a weighted average exercise price of $0.65.  The warrants expire at various times through 2017.

5.	INCOME TAXES

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance to reduce our deferred tax assets to their estimated realizable value.

Reconciliations of the provision (benefit) for income taxes to the amount compiled by applying the statutory federal income tax rate to profit (loss) before income taxes is as follows for each of the years ended September 30:

	2009	2008
Federal income tax (benefit) at statutory rates	(34)%	(34)%
Stock-based compensation	0%	20%
Non deductible interest expense	0%	0%
Change in valuation allowance	37%	14%
Goodwill write off	(3)%	0%

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of deferred taxes relate to the following at September 30, 2009 and 2008:

	2009	2008
Deferred income tax assets:
Net operating loss carryforward	$8,765,900	$4,953,000
Deferred interest, consulting and compensation liabilities	987,500	17,000
Amortization	(24,300)	223,300
Deferred income tax assets - other	7,800	-
	9,736,900	5,193,300
Deferred income tax liabilities—other	-	(12 ,300)
Deferred income tax asset—net before valuation allowance	9,736,900	5,181,000
Valuation allowance	(9,736,900)	(5,181,000)
Deferred income tax asset—net	$-	$-

Current and non-current deferred taxes have been recorded on a net basis in the accompanying balance sheet. As of September 30, 2009, the Company has net operating loss carryforwards of approximately $20.8 million. The net operating loss carryforwards expire by 2028. Utilization of net operating losses and capital loss carryforwards may be subject to the limitations imposed by Section 382 of the Internal Revenue Code. The Company has placed a valuation allowance against the deferred tax assets in excess of deferred tax liabilities due to the uncertainty surrounding the realization of such excess tax assets. Management periodically evaluates the recoverability of the deferred tax assets and the level of the valuation allowance. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced accordingly.

6 .   ACQUISITION OF NEURO THERAPY CLINIC, PC

On January 15, 2008, the Company, through its wholly owned subsidiary, Colorado CNS Response, Inc., acquired all of the outstanding common stock of Neuro-Therapy Clinic, PC (“NTC”) in exchange for a non-interest bearing note payable of $300,000 payable in equal monthly installments over 36 months.  Upon the completion of the acquisition, the sole shareholder of NTC was appointed Chief Medical Officer of the Company.  Prior to the acquisition, NTC was the Company’s largest customer.

The acquisition was accounted under the purchase method of accounting, and accordingly, the purchase price was allocated to NTC’s net tangible assets based on their estimated fair values as of January 15, 2008. The excess purchase price over the value of the net tangible assets was recorded as goodwill.  The purchase price and the allocation thereof are as follows:

Fair value of note payable issued	$265,900
Direct transaction costs	43,700
Purchase price	309,600
Allocated to net tangible liabilities, including cash of $32,100	(10,600)
Allocated to goodwill	$320,200

The acquisition was not material, and accordingly, no pro forma results are presented.  As of September 30, 2009, goodwill was measured and determined to be fully impaired and consequently written off.

7 .   LONG-TERM DEBT

As described in Note 6 above, during the year ended September 30, 2008 the Company issued a note payable to an officer in connection with the acquisition of NTC.  The note is non-interest bearing and the Company determined its fair value by imputing interest at an annual rate of 8%.  As of September 30, 2009 the note has an outstanding principal balance in the amount of $118,600, of which $93,800 is current.

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

8 .   REPORTABLE SEGMENTS

The Company operates in two business segments:  reference laboratory and clinic.  Reference laboratory provide reports (“rEEG Reports”) that assist physicians with treatment strategies for patients with behavioral (psychiatric and/or addictive) disorders based on the patient’s own physiology.  Clinic operates NTC, a full service psychiatric practice.

The following tables show operating results for our reportable segments, along with reconciliation from segment gross profit to (loss) from operations, the most directly comparable measure in accordance with generally accepted accounting principles in the United States, or GAAP:

	Year ended September 30,2009
	Reference Laboratory	Clinic	Eliminations	Total
Revenues	138,900	628,200	(67,000)	700,100

Operating expenses:
Cost of revenues	131,600	18,500	(18,500)	131,600
Research and development	2,137,200	-	-	2,137,200
Sales and marketing	908,500	7,300	-	915,800
General and administrative	3,266,300	669,600	(48,500)	3,887,400
Goodwill impairment charges	320,000	-	-	320,000
Total operating expenses	6,763,800	695,400	(67,000)	7,392,200

Loss from operations	$(6,624,900)	$(67,200)	$0	$(6,692,100)

 The following table includes selected segment financial information as of September 30, 2009, related to goodwill and total assets:

	Reference Laboratory	Clinic	Total

Goodwill	$-	$-	$-

Total assets	$1,118,000	$42,900	$1,160,900

9.	EARNINGS PER SHARE

In accordance with ASC 260-10 (formerly SFAS 128, “Computation of Earnings Per Share”), basic net income (loss) per share is computed by dividing the net income (loss) to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period.  For the years ended September 30, 2009 and 2008, the Company has excluded all common equivalent shares from the calculation of diluted net loss per share as such securities are anti-dilutive.

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

A summary of the net income (loss) and shares used to compute net income (loss) per share for the years ended September 30, 2009 and 2008 is as follows:

	2009	2008
Net loss for computation of basic net income (loss) per share	$(8,522,200)	$(5,371,500)
Net income (loss) for computation of dilutive net income (loss) per share	$(8,522,200)	$(5,371,500)

Basic net income (loss) per share	$(0.31)	$(0.21)

Diluted net income (loss) per share	$(0.31)	$(0.21)

Basic weighted average shares outstanding	27,778,171	25,299,547
Dilutive common equivalent shares	-	-
Diluted weighted average common shares	27,778,171	25,299,547

Anti-dilutive common equivalent shares not included in the computation of dilutive net loss per share:
Convertible debt	-	4,995,000
Warrants	8,318,310	6,899,353
Options	8,548,206	8,767,212

10.	COMMITMENTS AND CONTINGENT LIABILITIES

Litigation

From time to time, we may be involved in litigation relating to claims arising out of our operations in the ordinary course of business. Other than as set forth above, we are not currently party to any legal proceedings, the adverse outcome of which, in our management’s opinion, individually or in the aggregate, would have a material adverse effect on our results of operations or financial position.

Since June of 2009, the Company has been involved in litigation against Leonard J. Brandt, a stockholder, former director and the Company’s former Chief Executive Officer (“Brandt”) in both the Delaware Chancery Court and the United States District Court for the Central District of California.  For a full description of the events associated with the Brandt Litigation please refer to the section called “Business” under the heading “Legal Proceedings” contained elsewhere in this prospectus which is incorporated herein by reference.

Lease Commitments

The Company’s lease for its headquarters and Laboratory Information Services business, located at 2755 Bristol St., Suite 285, Costa Mesa, California, expired in November 2009.  The Company continues to lease this space on a month to month basis at a cost of $4,410 per month.

The Company leases space for its Clinical Services operations under an operating lease. The base rental as of September 2009 is $6,021 per month.  This lease terminates on February 28, 2010.

The Company also sub-leases space for its Clinical Services operations on a month-to-month basis for $1,075 per month.

The Company leases a copier for $216 per month which it accounts for as a capital lease with an interest rate of 9% per year. The lease terminates in February 2013 at which time the copier can be purchased at fair value.

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

Future Minimum Lease Payment and Debt Maturities

At September 30, 2009, the estimated future minimum lease payment under non-cancelable operating and capital leases and debt maturities were as follows:

Year ending September 30,	Operating Leases	Capital Lease	Debt Maturities	Total
2010	36,000	2,600	100,000	138,600
2011	-	2,600	25,000	27,600
2012	-	2,600		2,600
2013	-	1,100		1,100
Total	$36,000	$8,900	$125,000	$169,900
Less interest	(700)	(1,200)	(6,400)	(8,300)
Net present value	35,300	7,700	118,600	161,600
Less current portion	(35,300)	(2,100)	(93,800)	(131,200)
Long-term debt and lease obligation	$-	$5,600	$24,800	$30,400

11.	SIGNIFICANT CUSTOMERS

For the year ended September 30, 2009, three customers accounted for 39% of Laboratory Information Services revenue and 45% of accounts receivable at September 30, 2009.

For the year ended September 30, 2008, two customers accounted for 29% of Laboratory Information Services revenue and 24% of accounts receivable at September 30, 2008.

12.	SUBSEQUENT EVENTS

The following key events occurred after the end of the fiscal year dated September 30, 2009:

Results of Clinical Trial Announced

On November 2, 2009, the Company reported the results of its landmark study presented by Charles DeBattista, D.M.H, M.D., at the U.S. Psychiatric and Mental Health Congress.  The poster presentation, titled Referenced-EEG® (rEEG) Efficacy Compared to STAR*D For Patients With Depression Treatment Failure:  First Look At Final Results, highlighted a dramatic improvement in personalized medicine technology for use in treatment of patients with depression.  In this study, rEEG proved effective at predicting medication response for treatment-resistant patients approximately 65 percent of the time.

The study included 114 patients in 12 medical centers, including Harvard, Stanford, Cornell, UCI and Rush.  The 12-week study found that rEEG significantly outperformed the modified STAR*D treatment algorithm.  The difference, or separation, between rEEG and the control group was 50 and 100 percent for the study’s two primary endpoints.  Typically, separation between a new treatment and a control group is less than 10 percent in antidepressant studies.

The study, the largest in the Company’s history, was a randomized, blinded, controlled, parallel group, multicenter study.  The patients in the study experienced depression treatment failure of one or more SSRIs and/or had failure with at least two classes of antidepressants.  The patients fell into two groups:  1) those treated with rEEG medication guidance, and 2) those treated with the modified STAR*D treatment algorithm.

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

Ruling from Delaware Chancery Court in Relation to Company’s Litigation with Leonard Brandt

On December 2, 2009, the Delaware Chancery Court dismissed complaints brought against the Company by Brandt.  At the conclusion of a two-day trial that commenced December 1, the Chancery Court entered judgment for the Company and dismissed with prejudice Brandt's action brought pursuant to Section 225 of the Delaware General Corporation Law.  The Chancery Court thereby found that the purported special meeting of stockholders convened by Brandt on September 4, 2009 was not valid and that the directors purportedly elected at that meeting will not be seated.  On January 4, 2010, Brandt filed an appeal with the Supreme Court of the State of Delaware in relation to the case, which the Company believes is without merit and intends to vigourously defend.  For a full description of the events associated with the Brandt Litigation please refer to the heading “Legal Proceedings” on page 48 of this prospectus.

Completion of Second Closing of Private Placement Transaction

On December 24, 2009, the Company completed a second closing of its private placement (the first closing having occurred on August 26, 2009), resulting in additional gross proceeds to the Company of approximately $3.0 million from accredited investors.

Pursuant to Subscription Agreements entered into with the investors, the Company sold approximately 55 Investment Units at $54,000 per Investment Unit. Each “Investment Unit” consists of 180,000 shares of the Company’s common stock and a five year non-callable warrant to purchase 90,000 shares of the Company’s common stock at an exercise price of $0.30 per share.

After commissions and expenses, the Company received net proceeds of approximately $2.65 million at the second closing.  The Company intends to use the proceeds from the second closing of its private placement for general corporate purposes, including clinical trial expenses, research and development expenses, and general and administrative expenses, including the payment of accrued legal expenses incurred in connection with the Company’s litigation with Leonard Brandt.

A FINRA member firm acted as lead placement agent (the “Placement Agent”) in connection with the second closing of the private placement.  For its services in connection with the second closing, the Placement Agent received (i) a cash fee of $195,200, (ii) a cash expense allowance of $59,920, and (iii) a five year non-callable warrant to purchase 672,267 shares of the Company’s common stock at an exercise price of $ 0.33 per share, first exercisable no earlier than June 24, 2010.

In connection with the second closing of the Company’s private placement, each investor who participated in the financing became party to the Registration Rights agreement described above under Note 2 and will receive the same rights and benefits as the investors in the first closing of the Company’s Private Placement on August 26, 2009.

Completion of Third and Fourth Closings of Private Placement Transcation

The Company completed a third and fourth closing of its private placement, on December 31, 2009 and January 4, 2010, respectively, resulting in gross proceeds to the Company of approximately $540,000, thereby completing its Private Placement.

Pursuant to Subscription Agreements entered into with the investors, the Company sold 10 Investment Units at $54,000 per Investment Unit. Each “Investment Unit” consists of 180,000 shares of the Company’s common stock and a five year non-callable warrant to purchase 90,000 shares of the Company’s common stock at an exercise price of $0.30 per share.

After commissions and expenses, the Company received net proceeds of approximately $480,000 in the Private Placement.  The Company intends to use the net proceeds from the Private Placement for general corporate purposes, including clinical trial expenses, research and development expenses, and general and administrative expenses, including the payment of accrued legal expenses incurred in connection with the Company’s litigation with Leonard Brandt.

CNS RESPONSE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2009 AND 2008

A FINRA member firm acted as lead placement agent (the “Placement Agent”) in connection with the Private Placement.  For its services in connection with the December 31, 2009 closing of the Private Placement, the Placement Agent received (i) a cash fee of $4,320, (ii) a cash expense allowance of $8,640, and (iii) a five year non-callable warrant to purchase 14,400 shares of the Company’s common stock at an exercise price of $.33 per share.

For its services in connection with the January 4, 2010 closing of the Private Placement, the lead Placement Agent received (i) a cash fee of $1,080, (ii) a cash expense allowance of $2,160, and (iii) a five year non-callable warrant to purchase 3,600 shares of the Company’s common stock at an exercise price of $.33 per share.

In connection with the third and fourth closings of the Company’s Private Placement, each investor who participated in the financing became party to the Registration Rights agreement described above under Note 2 and will receive the same rights and benefits as the investors in the earlier closings of the Company’s Private Placement.

Receipt of letter from Food and Drug Administration

On December 28, 2009, the Company's regulatory counsel received a letter (“the Letter”) from the FDA in response to its prior correspondence relating to the possible classification of the Company's rEEG, as a medical device. The Company will continue its ongoing dialogue with the FDA regarding its rEEG (which may be subject to pre-market review). If pre-market review is required the Company’s revenue could be negatively impacted until such review is completed and clearance to market or approval is obtained. The Letter does not have any impact on the consolidated financial statements as of and for the years ended September 30, 2009 and 2008. See "Government Regulation" section for detailed discussion.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  Other Expenses of Issuance and Distribution.

The Registrant will bear all expenses of registration incurred in connection with this offering. The selling shareholders whose shares are being registered will bear all selling and other expenses. The following table itemizes the expenses incurred by the Registrant in connection with the offering. All the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Amount
Registration fee – Securities and Exchange Commission	$2,422
Legal fees and expenses	$25,000
Accounting fees and expenses	$15,000
Miscellaneous expenses	$5,000
Total	$47,422

ITEM 14.  Indemnification of Directors and Officers.

The Delaware General Corporation Law and certain provisions of our certificate of incorporation an bylaws under certain circumstances provide for indemnification of our officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to our certificate of incorporation, bylaws and to the statutory provisions.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person’s actions were in good faith, were believed to be in our best interest, and with respect to any criminal action or proceeding, such person had no reasonable cause to believe their actions were unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the board of directors, by legal counsel, or by a vote of the stockholders, that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought on our behalf is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, unless the court determines otherwise, the person to be indemnified must have acted in good faith and in a manner believed to have been in our best interest, and have not been adjudged liable to the corporation.

Indemnification may also be granted pursuant to the terms of agreements which we are currently party to with each of our directors and executive officers, agreements which we may enter into in the future or pursuant to a vote of stockholders or directors. Delaware law and our certificate of incorporation also grant the power to us to purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by us.

A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present we are reimbursing SAIL Venture Partners, LLP, $107,600 and Equity Dynamics, Inc $55,200 for their costs incurred in defending Mr. Jones and Mr. Pappajohn and their respective organizations in the course of the Brandt Litigation.  Apart from our litigation with Brandt, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit	Number

Certificate of Incorporation of Registrant, as amended	3.1.1

Bylaws of Registrant	3.2

Form of Indemnification Agreement	10.22

ITEM 15.  Recent Sales of Unregistered Securities.

Reference is made to the Stock Purchase Agreement entered into on July 18, 2006, and the Shares for Debt Agreement entered into on January 11, 2007 described above in the section entitled Certain Relationships and Related Transaction, which is hereby incorporated by reference.

Merger with CNS California

On January 16, 2007, we entered into an Agreement and Plan of Merger with CNS Response, Inc., a California corporation (or CNS California), and CNS Merger Corporation, a California corporation and our wholly-owned subsidiary that was formed to facilitate the acquisition of CNS California.  On March 7, 2007, the merger with CNS California closed, CNS California became our wholly-owned subsidiary, and we changed our name from Strativation, Inc. to CNS Response, Inc.  At the Effective Time of the Merger (as defined in the Merger Agreement, as amended on February 23, 2007), MergerCo was merged with and into CNS California, the separate existence of MergerCo ceased, and CNS California continued as the surviving corporation at the subsidiary level.  We issued an aggregate of 17,744,625 shares of our common stock to the stockholders of CNS California in exchange for 100% ownership of CNS California.  Additionally, we assumed an aggregate of 8,407,517 options to purchase shares of common stock and warrants to purchase shares of common stock on the same terms and conditions as previously issued by CNS California.

Securities Issued in 2007 Private Placement

On March 7, 2007, simultaneous with the closing of the Merger, we received gross proceeds of approximately $7,008,450 in the first closing of a private placement transaction (the “Private Placement”) with institutional investors and other high net worth individuals (“Investors”).  Pursuant to Subscription Agreements entered into with these Investors, we sold 5,840,368 Investment Units, at $1.20 per Investment Unit. Each “Investment Unit” consists of one share of our common stock, and a five year non-callable warrant to purchase three-tenths of one share of our common Stock, at an exercise price of $1.80 per share (the “Investor Warrant”).  On May 16, 2007, we completed a second closing of the Private Placement for an additional 664,390 Investment Units.  The additional gross proceeds to us amounted to $797,300.

Brean Murray Carret & Co. (“Brean Murray”) acted as placement agent and corporate finance advisor in connection with the Private Placement. For their services as placement agent and financial advisor, pursuant to the terms of an Engagement Agreement between CNS California and Brean Murray, Brean Murray received a retainer in the form of 83,333 shares of our common stock (having a deemed value of $100,000) upon the closing of the Private Placement.  We also paid Brean Murray a fee equal to 8% of the funds raised in the Private Placement, or approximately $624,500 of the gross proceeds from the financing.  In addition, Brean Murray received warrants (the “Placement Agent Warrants”) to purchase shares of our common stock in amounts equal to (i) 8% of the shares of common stock sold by Brean Murray in the Private Placement (520,381 warrants at an exercise price of $1.44 per share), and (ii) 8% of the shares underlying the Investor Warrants sold by Brean Murray in the Private Placement (156,114 warrants at an exercise price of $1.80 per share).  The Placement Agent Warrants are fully vested and have a term of 5 years.  We also paid $87,700 in costs, fees and expenses incurred by Brean Murray in connection with the Private Placement.  We expressly assumed CNS California’s agreement with Brean Murray upon the closing of the Merger.  Pursuant to this agreement, Brean Murray had a right of first refusal to represent us in certain corporate finance transactions for a period of one year following the closing of the Private Placement.  After payment of commissions and expenses associated with the offering, we received net proceeds of approximately $6.9 million in the private placement financing.

In connection with the above stock issuances, except as otherwise disclosed we did not pay any underwriting discounts or commissions. None of the sales of securities described or referred to above was registered under the Securities Act of 1933, as amended (the “Securities Act”). Each of the purchasers fell into one or more of the categories that follow: one of our existing shareholders, one of our creditors, one of our current or former officers or directors, one of our employees, one of our service providers, or an accredited investor with whom we or one of our affiliates had a prior business relationship. As a result, no general solicitation or advertising was used in connection with the sales. In making the sales without registration under the Securities Act, the company relied upon one or more of the exemptions from registration contained in Sections 4(2) of the Securities Act, and in Regulation D promulgated under the Securities Act.

Securities Issued in 2009-2010 Private Placement

First Tranche: August 26, 2009

On August 26, 2009, we received gross proceeds of approximately $2,000,000 in the first closing of our private placement transaction from six accredited investors.  Pursuant to Subscription Agreements entered into with the investors, we sold approximately 38 Investment Units at $54,000 per Investment Unit.  Each “Investment Unit” consists of 180,000 shares of our Common Stock and a five year non-callable warrant to purchase 90,000 shares of our Common Stock at an exercise price of $0.30 per share.  After commissions and expenses, we received net proceeds of approximately $1,792,300 in the Private Placement.  These funds were used to repay outstanding liabilities, fund the clinical trial and for working capital.  A FINRA member firm acted as lead placement agent (the “Placement Agent”) in connection with the Private Placement.  For its services in connection with the Private Placement, the Placement Agent received (i) a cash fee of $55,980, (ii) a cash expense allowance of $40,860, and (iii) a five year non-callable warrant to purchase 274,867 shares of our Common Stock at an exercise price of $0.33 per share, first exercisable no earlier than February 26, 2010.

Pursuant to a Registration Rights Agreement entered into with each investor, we agreed to file a registration statement covering the resale of the Common Stock and the Common Stock underlying the warrants sold in the private placement, as well as the Common Stock underlying the warrants issued to the Placement Agent by the later of October 26, 2009 or the 20th calendar day after the termination of the offering.  The Registration Rights agreement was subsequently amended to allow the filing of the registration statement by the later of 10 business days following the Company’s filing of its Annual Report on Form 10-K for its September 30, 2009 year end or the 20 th  calendar day after termination of the  offering.

In addition, the Company agreed to use its best efforts to have the registration statement declared effective no later than 180 days following the final closing of the offering and maintain such effectiveness until the earlier of the second anniversary of the date of such effectiveness or the date that all of the securities covered by the registration statement may be sold without restriction.

In issuing the shares and warrants to the investors without registration under the Securities Act of 1933, as amended (the “Securities Act”), we relied upon one or more of the exemptions from registration contained in Sections 4(2) of the Securities Act, and in Regulation D promulgated thereunder, as the shares and warrants were issued to accredited investors, without a view to distribution, and were not issued through any general solicitation or advertisement. We made this determination based on the representations of each investor which included, in pertinent part, that such investor is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, that such investor was acquiring the shares and the warrant for investment purposes for its own account, and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act, and that such investor understood that the shares, the warrant and the securities issuable upon exercise thereof may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

Events Relating to First Closing of Private Placement Transaction

(a)   Conversion of March Notes

On March 30, 2009, we entered into two Senior Secured Convertible Promissory Notes, each in the principal amount of $250,000 (each a “March Note” and, collectively, the “March Notes”), with Brandt Ventures, GP (“Brandt”) and SAIL Venture Partners, LP (“SAIL”). Leonard Brandt, a former member of our board of directors, is the general partner of Brandt and David B. Jones, a current member of our board of directors, is a managing member of Sail Venture Partners, LLC, which is the general partner of SAIL. The terms of the March Notes provided that in the event we consummate an equity financing transaction of at least $1,500,000 (excluding any and all other debt that is converted), then the principal and all accrued, but unpaid interest outstanding under the notes shall be automatically converted into the securities issued in the equity financing by dividing such amount by 90% of the per share price paid by the investors in such financing.  In accordance with the terms of the March Notes, at the first closing of the private placement, we issued to each of Brandt and SAIL 956,164 shares of common stock and a five year non-callable warrant to purchase 478,082 shares of our common stock at an exercise price of $0.30 per share.

(b)   Conversion of May SAIL Note

On May 14, 2009, we entered into a Bridge Note and Warrant Purchase Agreement (the “SAIL Purchase Agreement”) with SAIL. Pursuant to the SAIL Purchase Agreement, on May 14, 2009 SAIL purchased a Secured Promissory Note in the principal amount of $200,000 from us (the “May SAIL Note”). In order to induce SAIL to purchase the note, we issued to SAIL a warrant to purchase up to 100,000 shares of our common stock at a purchase price equal to $0.25 per share.  The warrant expires on the earlier to occur of May 31, 2016 or a change of control of the company.  The terms of the May SAIL Note provided that in the event we consummate an equity financing transaction of at least $1,500,000 (excluding any and all other debt that is converted), then the principal and all accrued, but unpaid interest outstanding under the note shall be automatically converted into the securities issued in the equity financing by dividing such amount by 85% of the per share price paid by the investors in such financing.  In accordance with the terms of the May SAIL Note, at the first closing of the private placement, we issued to SAIL 802,192 shares of our common stock and a five year non-callable warrant to purchase 401,096 shares of our common stock at an exercise price of $0.30 per share.

 (c)  Conversion of Pappajohn Note

On June 12, 2009, Mr. Pappajohn entered into a Bridge Note and Warrant Purchase Agreement (the “Pappajohn Purchase Agreement”) with us.  Pursuant to the Pappajohn Purchase Agreement, Mr. Pappajohn purchased a Secured Convertible Promissory Note in the principal amount of $1,000,000 from us.  In order to induce Mr. Pappajohn to purchase the note, we issued to Mr. Pappajohn a warrant to purchase up to 3,333,333 shares of our common stock at a purchase price equal to $0.30 per share.  The warrant expires on June 30, 2016.

The note issued pursuant to the Pappajohn Purchase Agreement provided that the principal amount of $1,000,000 together with a single payment of $90,000 (the “Premium Payment”) would be due and payable, unless sooner converted into shares of our common stock (as described below), upon the earlier to occur of: (i) a declaration by Mr. Pappajohn on or after June 30, 2010 or (ii) an Event of Default (as defined in the note).  The note was secured by a lien on substantially all of our assets (including all of our intellectual property).  In the event of a liquidation, dissolution or winding up of the company, unless Mr. Pappajohn informed us otherwise, we were required to pay Mr. Pappajohn an amount equal to the product of 250% multiplied by the then outstanding principal amount of the note and the Premium Payment.

The Pappajohn Purchase Agreement also provided that in the event we consummated an equity financing transaction of at least $1,500,000 (excluding any and all other debt that is converted), the then outstanding principal amount of the note (but excluding the Premium Payment, which would be repaid in cash at the time of such equity financing) would be automatically converted into the securities issued in the equity financing by dividing such amount by the per share price paid by the investors in such financing.  The note also provided that the securities issued upon conversion of the note would be otherwise issued on the same terms as such shares are issued to the lead investor that purchases shares of the company in the qualified financing.

At the first closing of the private placement, we paid the Premium Payment to Mr. Pappajohn, and the outstanding principal amount of Mr. Pappajohn’s note ($1,000,000 as of August 26, 2009) converted into 3,333,334 shares of our common stock. In addition, in accordance with the terms of his note, Mr. Pappajohn was issued a five year non-callable warrant to purchase 1,666,667 shares of our common stock at an exercise price of $0.30 per share.

In issuing the shares and warrants described above without registration under the Securities Act, we relied upon one or more of the exemptions from registration contained in Sections 4(2) of the Securities Act, and in Regulation D promulgated thereunder, as such shares and warrants were issued to accredited investors, without a view to distribution, and were not issued through any general solicitation or advertisement. We made this determination based on the representations of each note holder which included, in pertinent part, that such note holder is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, that such note holder was acquiring the shares and warrants for investment purposes for its own account, and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act, and that such note holder understood that the shares, the warrants and the securities issuable upon exercise thereof may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

Second Tranche: December 24, 2009

On December 24, 2009, we completed a second closing of our private placement (as described above, the first closing of our private placement occurred on August 26, 2009), resulting in additional gross proceeds to us of approximately $3.0 million.

Pursuant to Subscription Agreements entered into with investors, we sold approximately 55 Investment Units at $54,000 per Investment Unit. Each “Investment Unit” consists of 180,000 shares of our common stock and a five year non-callable warrant to purchase 90,000 shares of our common stock at an exercise price of $0.30 per share.

After commissions and expenses, we received net proceeds of approximately $2.65 million in connection with the second closing of our private placement.  We intend to use the proceeds from the second closing for general corporate purposes, including clinical trial expenses, research and development expenses, and general and administrative expenses, including the payment of accrued legal expenses incurred in connection with successfully defending the company from actions brought in the Delaware Court of Chancery by Leonard Brandt.

A FINRA member firm acted as lead placement agent in connection with the second closing of our private placement.  For its services in connection with the second closing, the Placement Agent received (i) a cash fee of $195,200, (ii) a cash expense allowance of $59,920, and (iii) a five year non-callable warrant to purchase 672,267 shares of our common stock at an exercise price of $ 0.33 per share, first exercisable no earlier than June 24, 2010.

In connection with the second closing of our private placement, each investor who participated in the financing became party to the Registration Rights agreement described above and will receive the same rights and benefits as the investors in the first closing of our private placement.

In issuing the shares and warrants to the investors without registration under the Securities Act of 1933, as amended (the “Securities Act”), we relied upon one or more of the exemptions from registration contained in Sections 4(2) of the Securities Act, and in Regulation D promulgated thereunder, as the shares and warrants were issued to accredited investors, without a view to distribution, and were not issued through any general solicitation or advertisement.  We made this determination based on the representations of each investor which included, in pertinent part, that such investor is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, that such investor was acquiring the shares and the warrant for investment purposes for its own account, and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act, and that such investor understood that the shares, the warrant and the securities issuable upon exercise thereof may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

Third and Fourth Tranches:  December 31, 2009 and January 4, 2010

The Company completed a third and fourth closing of its private placement, on December 31, 2009 and January 4, 2010, respectively, resulting in gross proceeds to the Company of approximately $540,000, thereby completing our private placement.

Pursuant to Subscription Agreements entered into with the investors, the Company sold 10 Investment Units at $54,000 per Investment Unit. Each “Investment Unit” consists of 180,000 shares of the Company’s common stock and a five year non-callable warrant to purchase 90,000 shares of the Company’s common stock at an exercise price of $0.30 per share.

After commissions and expenses, the Company received net proceeds of approximately $480,000 in the third and fourth closings of the private placement.  The Company intends to use the net proceeds from the Private Placement for general corporate purposes, including clinical trial expenses, research and development expenses, and general and administrative expenses, including payment of accrued legal expenses incurred in connection with successfully defending the Company from actions brought in the Delaware Court of Chancery by the Company’s former CEO, Leonard Brandt.

A FINRA member firm acted as lead placement agent (the “Placement Agent”) in connection with the private placement.  For its services in connection with the December 31, 2009 closing of the private placement, the Placement Agent received (i) a cash fee of $4,320, (ii) a cash expense allowance of $8,640, and (iii) a five year non-callable warrant to purchase 14,400 shares of the Company’s common stock at an exercise price of $.33 per share.

For its services in connection with the January 4, 2010 closing of the private placement, the lead Placement Agent received (i) a cash fee of $1,080, (ii) a cash expense allowance of $2,160, and (iii) a five year non-callable warrant to purchase 3,600 shares of the Company’s common stock at an exercise price of $.33 per share.

In connection with the third and fourth closings of our private placement, each investor who participated in the financing became party to the Registration Rights agreement described above and will receive the same rights and benefits as the investors in the earlier closings of our private placement.

In issuing the shares and warrants to the investors without registration under the Securities Act of 1933, as amended (the “Securities Act”), the Company relied upon one or more of the exemptions from registration contained in Sections 4(2) of the Securities Act, and in Regulation D promulgated thereunder, as the shares and warrants were issued to accredited investors, without a view to distribution, and were not issued through any general solicitation or advertisement.  The Company made this determination based on the representations of each investor which included, in pertinent part, that such investor is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, that such investor was acquiring the shares and the warrant for investment purposes for its own account, and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act, and that such investor understood that the shares, the warrant and the securities issuable upon exercise thereof may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

ITEM 16.  Exhibits and Financial Statement Schedules.

(a)           The following exhibits are filed herewith:

Exhibit Number	Exhibit Title

2.1
Agreement and Plan of Merger between Strativation, Inc., CNS Merger Corporation and CNS Response, Inc. dated as of January 16, 2007.  Incorporated by reference to Exhibit No. 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on January 22, 2007.

2.2
Amendment No. 1 to Agreement and Plan of Merger by and among Strativation, Inc., CNS Merger Corporation, and CNS Response, Inc. dated as of February 28, 2007.  Incorporated by reference to Exhibit No. 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on March 1, 2007.

3.1.1	Certificate of Incorporation, dated March 17, 1987. Incorporated by reference to Exhibit No. 3(i) to the Registrant’s Form 10-SB (File No. 000-26285) filed with the Commission on June 7, 1999.
3.1.2
Certificate of Amendment of Certificate of Incorporation, dated June 1, 2004. Incorporated by reference to Exhibit 16 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on June 8, 2004.

3.1.3
Certificate of Amendment of Certificate of Incorporation, dated August 2, 2004. Incorporated by reference to Exhibit 16 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on August 5, 2004.

3.1.4
Certificate of Amendment of Certificate of Incorporation, dated September 7, 2005.  Incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8 (File No. 333-150398) filed with the Commission on April 23, 2008.

3.1.5
Certificate of Ownership and Merger Merging CNS Response, Inc., a Delaware corporation, with and into Strativation, Inc., a Delaware corporation, dated March 7, 2007.  Incorporated by reference to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on March 13, 2007.

3.2.1	Bylaws. Incorporated by reference to Exhibit No. 3(ii) to the Registrant’s Form 10-SB (File No. 000-26285) filed with the Commission on June 7, 1999.
3.2.2	Amendment No. 1 to Bylaws of CNS Response, Inc. Incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on July 2, 2009.
3.2.3	Amendment No. 2 to Bylaws of CNS Response, Inc. Incorporated by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on July 23, 2009.
4.1	2006 CNS Response, Inc. Option Plan. Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 10-QSB (File No. 000-26285) filed with the Commission on May 15, 2007.*
5.1	Opinion of Stubbs, Alderton & Markiles, LLP
10.1
Amended and Restated Registration Rights Agreement, dated January 16, 2007 by and among the Registrant and the stockholders signatory thereto. Incorporated by reference to Exhibit No. 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on January 16, 2007.

10.2
Form of Subscription Agreement between the Registrant and certain investors, dated March 7, 2007. Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on March 13, 2007.

10.3
Form of Indemnification Agreement by and among the Registrant, CNS Response, Inc., a California corporation, and certain individuals, dated March 7, 2007. Incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on March 13, 2007.

10.4
Form of Registration Rights Agreement by and among the Registrant and certain Investors signatory thereto dated March 7, 2007. Incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on March 13, 2007.

10.5
Form of Registration Rights Agreement by and among the Registrant and certain stockholders of the Company signatory thereto dated March 7, 2007.  Incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on March 13, 2007.

10.6
Employment Agreement by and between the Registrant and George Carpenter dated October 1, 2007.  Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on October 3, 2007.*

10.7
Employment Agreement by and between the Registrant and Daniel Hoffman dated January 11, 2008. Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-26285) filed with the Commission on January 17, 2008.*

10.8
Stock Purchase Agreement by and among Colorado CNS Response, Inc., Neuro-Therapy, P.C. and Daniel A. Hoffman, M.D. dated January 11, 2008.  Incorporated by reference to the Registrant’s Annual Report on Form 10-K (File No. 000-26285) filed with the Commission on January 13, 2009.

10.9
Form of Warrant issued to Investors in Private Placement.  Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on March 13, 2007.

10.10
Senior Secured Convertible Promissory Note, dated March 30, 2009, by and between the Company and Brandt Ventures, GP.  Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-26285) filed with the Commission on April 3, 2009.

10.11
Senior Secured Convertible Promissory Note, dated March 30, 2009, by and between the Company and SAIL Venture Partners, LP.  Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-26285) filed with the Commission on April 3 2009.

10.12
Bridge Note and Warrant Purchase Agreement, dated May 14, 2009 by and between the Company and SAIL Venture Partners, LP.  Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File Number 000-26285) filed with the Securities and Exchange Commission on May 20, 2009.

10.13
Form of Secured Convertible Promissory Note.  Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File Number 000-26285) filed with the Securities and Exchange Commission on May 20, 2009.

10.14
Form of Warrant to Purchase Shares.  Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File Number 000-26285) filed with the Securities and Exchange Commission on May 20, 2009.

10.15
Bridge Note and Warrant Purchase Agreement, dated June 12, 2009, by and between the Company and John Pappajohn.  Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File Number 000-26285) filed with the Securities and Exchange Commission on June 18, 2009.

10.16
Form of Secured Convertible Promissory Note.  Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File Number 000-26285) filed with the Securities and Exchange Commission on June 18, 2009.

10.17
Form of Warrant to Purchase Shares.  Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File Number 000-26285) filed with the Securities and Exchange Commission on June 18, 2009.

10.18
Form of Subscription Agreement.  Incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K (File Number 000-26285) filed with the Securities and Exchange Commission on December 30, 2009.

10.19
Form of Warrant.  Incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K (File Number 000-26285) filed with the Securities and Exchange Commission on December 30, 2009.

10.20
Registration Rights Agreement.  Incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K (File Number 000-26285) filed with the Securities and Exchange Commission on December 30, 2009.

10.21
Amendment No. 1 to Registration Rights Agreement.  Incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K (File Number 000-26285) filed with the Securities and Exchange Commission on December 30, 2009.

10.22
Form of Indemnification Agreement.  Incorporated by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K (File Number 000-26285) filed with the Securities and Exchange Commission on December 30, 2009.

21.1	Subsidiaries of the Registrant. Incorporated by reference to the Registrant’s Annual Report on Form 10-K (File No. 000-26285) filed with the Commission on January 13, 2009.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Stubbs, Alderton & Markiles, LLC (included in Exhibit 5.1)
24.1	Power of Attorney (included as part of the Signature Page).

  * Indicates a management contract or compensatory plan.

(b)           Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17.  Undertakings.

(a)          Rule 415 Offering.  The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Actof 1933;

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)         To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)(ii)     That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(h)          Request for Acceleration of Effective Date or filing of registration statement becoming effective upon filing..

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Costa Mesa, State of California, on January 29, 2010.

CNS RESPONSE, INC.
(Registrant)

By:	/s/ George Carpenter

George Carpenter
Chief Executive Officer and Secretary
(Principal Executive Officer and Principal Financial and Accounting Officer)

POWER OF ATTORNEY KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints George Carpenter and Paul Buck, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ George Carpenter	Chief Executive Officer and Secretary, and Chairman of the Board	January 29, 2010
George Carpenter	(Principal Executive Officer and Principal Financial and Accounting Officer)
/s/ David B. Jones	Director	January 29, 2010
David B. Jones
/s/ Jerome Vaccaro	Director	January 29, 2010
Jerome Vaccaro, M.D.
/s/ Henry T. Harbin	Director	January 29, 2010
Henry T. Harbin, M.D.
/s/ John Pappajohn	Director	January 29, 2010
John Pappajohn
/s/ Tommy Thompson	Director	January 29, 2010
Tommy Thompson

S-1

EXHIBIT INDEX

Exhibit Number	Exhibit Title

2.1
Agreement and Plan of Merger between Strativation, Inc., CNS Merger Corporation and CNS Response, Inc. dated as of January 16, 2007.  Incorporated by reference to Exhibit No. 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on January 22, 2007.

2.2
Amendment No. 1 to Agreement and Plan of Merger by and among Strativation, Inc., CNS Merger Corporation, and CNS Response, Inc. dated as of February 28, 2007.  Incorporated by reference to Exhibit No. 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on March 1, 2007.

3.1.1	Certificate of Incorporation, dated March 17, 1987. Incorporated by reference to Exhibit No. 3(i) to the Registrant’s Form 10-SB (File No. 000-26285) filed with the Commission on June 7, 1999.
3.1.2
Certificate of Amendment of Certificate of Incorporation, dated June 1, 2004. Incorporated by reference to Exhibit 16 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on June 8, 2004.

3.1.3
Certificate of Amendment of Certificate of Incorporation, dated August 2, 2004. Incorporated by reference to Exhibit 16 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on August 5, 2004.

3.1.4
Certificate of Amendment of Certificate of Incorporation, dated September 7, 2005.  Incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8 (File No. 333-150398) filed with the Commission on April 23, 2008.

3.1.5
Certificate of Ownership and Merger Merging CNS Response, Inc., a Delaware corporation, with and into Strativation, Inc., a Delaware corporation, dated March 7, 2007.  Incorporated by reference to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on March 13, 2007.

3.2.1	Bylaws. Incorporated by reference to Exhibit No. 3(ii) to the Registrant’s Form 10-SB (File No. 000-26285) filed with the Commission on June 7, 1999.
3.2.2	Amendment No. 1 to Bylaws of CNS Response, Inc. Incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on July 2, 2009.
3.2.3	Amendment No. 2 to Bylaws of CNS Response, Inc. Incorporated by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on July 23, 2009.
4.1	2006 CNS Response, Inc. Option Plan. Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 10-QSB (File No. 000-26285) filed with the Commission on May 15, 2007.*
5.1	Opinion of Stubbs, Alderton & Markiles, LLP
10.1
Amended and Restated Registration Rights Agreement, dated January 16, 2007 by and among the Registrant and the stockholders signatory thereto. Incorporated by reference to Exhibit No. 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on January 16, 2007.

10.2
Form of Subscription Agreement between the Registrant and certain investors, dated March 7, 2007. Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on March 13, 2007.

10.3
Form of Indemnification Agreement by and among the Registrant, CNS Response, Inc., a California corporation, and certain individuals, dated March 7, 2007. Incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on March 13, 2007.

10.4
Form of Registration Rights Agreement by and among the Registrant and certain Investors signatory thereto dated March 7, 2007. Incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on March 13, 2007.

10.5
Form of Registration Rights Agreement by and among the Registrant and certain stockholders of the Company signatory thereto dated March 7, 2007.  Incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on March 13, 2007.

10.6
Employment Agreement by and between the Registrant and George Carpenter dated October 1, 2007.  Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on October 3, 2007.*

EX-1

10.7
Employment Agreement by and between the Registrant and Daniel Hoffman dated January 11, 2008. Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-26285) filed with the Commission on January 17, 2008.*

10.8
Stock Purchase Agreement by and among Colorado CNS Response, Inc., Neuro-Therapy, P.C. and Daniel A. Hoffman, M.D. dated January 11, 2008.  Incorporated by reference to the Registrant’s Annual Report on Form 10-K (File No. 000-26285) filed with the Commission on January 13, 2009.

10.9
Form of Warrant issued to Investors in Private Placement.  Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 000-26285) filed with the Commission on March 13, 2007.

10.10
Senior Secured Convertible Promissory Note, dated March 30, 2009, by and between the Company and Brandt Ventures, GP.  Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-26285) filed with the Commission on April 3, 2009.

10.11
Senior Secured Convertible Promissory Note, dated March 30, 2009, by and between the Company and SAIL Venture Partners, LP.  Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 000-26285) filed with the Commission on April 3 2009.

10.12
Bridge Note and Warrant Purchase Agreement, dated May 14, 2009 by and between the Company and SAIL Venture Partners, LP.  Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File Number 000-26285) filed with the Securities and Exchange Commission on May 20, 2009.

10.13
Form of Secured Convertible Promissory Note.  Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File Number 000-26285) filed with the Securities and Exchange Commission on May 20, 2009.

10.14
Form of Warrant to Purchase Shares.  Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File Number 000-26285) filed with the Securities and Exchange Commission on May 20, 2009.

10.15
Bridge Note and Warrant Purchase Agreement, dated June 12, 2009, by and between the Company and John Pappajohn.  Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File Number 000-26285) filed with the Securities and Exchange Commission on June 18, 2009.

10.16
Form of Secured Convertible Promissory Note.  Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File Number 000-26285) filed with the Securities and Exchange Commission on June 18, 2009.

10.17
Form of Warrant to Purchase Shares.  Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File Number 000-26285) filed with the Securities and Exchange Commission on June 18, 2009.

10.18
Form of Subscription Agreement.  Incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K (File Number 000-26285) filed with the Securities and Exchange Commission on December 30, 2009.

10.19
Form of Warrant.  Incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K (File Number 000-26285) filed with the Securities and Exchange Commission on December 30, 2009.

10.20
Registration Rights Agreement.  Incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K (File Number 000-26285) filed with the Securities and Exchange Commission on December 30, 2009.

10.21
Amendment No. 1 to Registration Rights Agreement.  Incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K (File Number 000-26285) filed with the Securities and Exchange Commission on December 30, 2009.

10.22
Form of Indemnification Agreement.  Incorporated by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K (File Number 000-26285) filed with the Securities and Exchange Commission on December 30, 2009.

21.1	Subsidiaries of the Registrant. Incorporated by reference to the Registrant’s Annual Report on Form 10-K (File No. 000-26285) filed with the Commission on January 13, 2009.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Stubbs, Alderton & Markiles, LLC (included in Exhibit 5.1)
24.1	Power of Attorney (included as part of the Signature Page).

* Indicates a management contract or compensatory plan.

EX-2